FOOT LOCKER, INC.







2023 PROXY STATEMENT







FOOT LOCKER, INC.

Our "Lace Up" PLAN



Expand Sneaker Culture

Power Up Our Portfolio

Deepen Our Relationship with Customers

Be Best-in-Class Omni

Create Value for All Stakeholders
Community, Team Members, and Shareholders

2023-26

TABLE OF CONTENTS

 

DEFINED TERMS

1165(e) Plan	Foot Locker Puerto Rico 1165(e) Plan, as amended and restated
2013 ESPP	2013 Foot Locker Employees Stock Purchase Plan
2023 ESPP	2023 Foot Locker Employee Stock Purchase Plan
2023 Restated Plan	Stock Incentive Plan, amended and restated as of March 22, 2023
401(k) Plan	Foot Locker 401(k) Plan, as amended and restated
Annual Incentive Plan	Foot Locker Executive Incentive Cash Compensation Plan
Annual Meeting	2023 Annual Meeting of Shareholders
Annual Report	Annual Report on Form 10-K for Fiscal 2022
Board	Board of Directors
Broadridge	Broadridge Financial Solutions, Inc.
CACM	Consistently Applied Compensation Measure
CCPA	California Consumer Privacy Act
CD&A	Compensation Discussion and Analysis
CERT	Computer Emergency Response Teams
Clearbridge	Clearbridge Compensation Group
Common Stock	Foot Locker's Common Stock, par value $0.01 per share
Company/Foot Locker	Foot Locker, Inc.
Corporate Headquarters	330 West 34th Street, New York, New York 10001
DIBs	Diversity, Inclusion, and Belonging
DSU	Deferred Stock Unit (an accounting equivalent of one share of Common Stock)
EBIT	Earnings Before Interest and Taxes
EDT	Eastern Daylight Time
ERG	Employee Resource Group
ERISA	Employee Retirement Income Security Act of 1974, as amended
ERM	Enterprise Risk Management
ERP	Enterprise Resource Planning
ESG	Environmental, Social, and Governance
Excess Cash Plan	Foot Locker Excess Cash Balance Plan
Excess Savings Plan	Foot Locker Excess Savings Plan
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FDRA	Footwear Distributors and Retailers of America
Finance Committee	Finance and Investment Oversight Committee
Fiscal 2022	Fiscal year ended January 28, 2023
Fiscal 2023	Fiscal year ending February 3, 2024
Fiscal 2024	Fiscal year ending February 1, 2025
GAAP	U.S. Generally Accepted Accounting Principles

GDPR	EU General Data Protection Regulation
GHG	Greenhouse Gas
GTS	Global Technology Solutions
HCC Committee	Human Capital and Compensation Committee
IAP	International Assignment Policy
Innisfree	Innisfree M&A Incorporated
Interest Account	A hypothetical investment account bearing interest at the rate of 120% of the applicable federal long-term rate, compounded annually, and set as of the first day of each plan year
IRC	Internal Revenue Code of 1986, as amended
ISO	Incentive Stock Option under the provisions of Section 422 of the IRC
LEED	Leading in Education and Economic Development
LTI	Foot Locker Long-Term Incentive Program
NACD	National Association of Corporate Directors
NCR Committee	Nominating and Corporate Responsibility Committee
NEO	Named Executive Officer
Non-Executive Chair	Non-Executive Chair of the Board
Non-Qualified Stock Option	Stock Option that is not subject to the provisions of Section 422 of the IRC
Notice	Notice of Internet Availability of Proxy Materials
NPS	Net Promoter Score
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PEO	Principal Executive Officer
PSU	Performance Stock Unit
Record Date	March 20, 2023
Retirement Plan	Foot Locker Retirement Plan, as amended and restated
RILA	Retail Industry Leaders Association
ROIC	Return on Invested Capital
RSU	Restricted Stock Unit (time-based)
SASB	Sustainability Accounting Standards Board
SBTi	Science Based Targets initiative
SEC	U.S. Securities and Exchange Commission
SERP	Foot Locker Supplemental Executive Retirement Plan, as amended and restated
Stock Incentive Plan	Foot Locker 2007 Stock Incentive Plan, as amended and restated
TCFD	Task Force on Climate-related Financial Disclosures
Technology Committee	Technology and Digital Engagement Committee
TSR	Total Shareholder Return
VIF	Voting Instruction Form



FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements within the meaning of the U.S. securities laws. Other than statements of historical facts, all statements that address activities, events, or developments that the Company anticipates will or may occur in the future, including, but not limited to, future merchandise and vendor mix, real estate opportunities, acquisitions, strategic partnerships, capital expenditures, dividend payments, share repurchases, strategic plans, financial objectives, growth of the Company's business and operations, and other such matters, are forward-looking statements. These forward-looking statements are based on many assumptions and factors, which are detailed in the Company's SEC filings.

These forward-looking statements are based largely on our expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond our control. For additional discussion on risks and uncertainties that may affect forward-looking statements, see "Risk Factors" disclosed in the Annual Report and subsequent SEC filings. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise. Website references throughout this Proxy Statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this Proxy Statement.

 

NOTICE OF ANNUAL MEETING

 **DATE AND TIME**
May 17, 2023 at
9:00 a.m. EDT

 **VIRTUAL
MEETING SITE**
virtualshareholdermeeting.com/
FL2023

 **RECORD DATE**
Shareholders of record as
of March 20, 2023 can vote
at the Annual Meeting

All shares that have been properly voted and not revoked will be voted at the Annual Meeting. If you sign and return a proxy card but do not give voting instructions, the shares represented by that proxy card will be voted as recommended by the Board. **Your vote is very important to us. Please vote your shares.**

ITEMS OF BUSINESS

Proposal		Board's Voting Recommendation	Vote Required to Approve
Item 1	Elect ten directors to the Board to serve for one-year terms	✓ **FOR** each of the nominees	
Item 2	Vote, on an advisory basis, to approve the NEOs' compensation	✓ **FOR**	
Item 3	Approve the 2023 Restated Plan	✓ **FOR**	Majority of Votes Cast by Shareholders
Item 4	Approve the 2023 ESPP	✓ **FOR**	
Item 5	Ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for Fiscal 2023	✓ **FOR**	

Transact such other business as may properly come before the Annual Meeting and at any adjournment or postponement of the meeting



PROXY VOTING

You may vote using any of the following methods:



TELEPHONE

If you are located within the United States or Canada, you may vote your shares by calling 800-690-6903 and following the recorded instructions. Telephone voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 16, 2023. The telephone voting system has easy to follow instructions and allows you to confirm that the system has properly recorded your vote. If you vote by telephone, you do NOT need to return a proxy card or VIF.



SCANNING

You may scan the QR Code provided to you to vote your shares through the internet with your mobile device. Internet voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 16, 2023. You will be able to confirm that the system has properly recorded your vote. If you scan your QR code to vote, you do NOT need to return a proxy card or VIF.



AT THE VIRTUAL ANNUAL MEETING

You may vote at the virtual Annual Meeting using the 16-digit control number included on your Notice, proxy card, and VIF that accompanied your proxy materials.



INTERNET

You may vote your shares through the internet at **proxyvote.com**. Internet voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 16, 2023. You will be able to confirm that the system has properly recorded your vote. If you vote through the internet, you do NOT need to return a proxy card or VIF.



MAIL

If you received printed copies of the proxy materials by mail, you may vote by mail. Simply mark your proxy card or VIF, date and sign it, and return it in the postage-paid envelope that we included with your materials.



APP

You may vote your shares by using the ProxyVote app. Download it for free wherever you get your apps, scan or enter your control number, and vote. App voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 16, 2023. You will be able to confirm that the system has properly recorded your vote. If you vote using the app, you do NOT need to return a proxy card or VIF.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on May 17, 2023

The Proxy Statement and Annual Report are available at **materials.proxyvote.com/344849**.

April 7, 2023

SHEILAGH M. CLARKE (she/her/hers)
Executive Vice President, General Counsel and Secretary

MESSAGE FROM OUR CEO

DEAR FELLOW SHAREHOLDERS:

I am incredibly honored to lead this iconic company that has shaped sneaker culture for so many years. Next year, we will celebrate the Foot Locker brand's 50th anniversary—and today, we are positioning ourselves for the next 50 years of growth.

Since I began my journey as CEO, I've continuously been impressed by how much passion our people have for our customers and the category. The opportunity for our brand is vast, and I am confident that, with our **"Lace Up" Plan**, Foot Locker, Inc.'s best days lie ahead. Together, we will leverage our assets to elevate the role of our retail brand and store team members, simplify our business to focus on "all things sneakers," and invest in our infrastructure and digital capabilities to drive the next 50 years of growth.

- **Our "Lace Up" Plan.** We plan to simplify, invest in, and grow our business with a clear vision and strategy to achieve $9.5 billion of annual revenue and 8.5–9% EBIT margin by 2026. 2023 will be a reset year for Foot Locker, Inc. with sustainable growth in 2024 and beyond, supported by a new set of strategic imperatives:

  - **Expand Sneaker Culture.** Foot Locker, Inc. plays a distinct role in sneaker culture. We will harness our multi-branded leadership position to expand sneaker culture by growing our house of brands, providing choices, and driving distinction to broaden our reach and tap into the sneakerhead in all of us.

  - **Power Up the Portfolio.** We will create more distinction among our banners, including relaunching the Foot Locker brand and transforming our real estate footprint by opening new formats, shifting off-mall, and closing underperforming stores.

  - **Deepen Our Relationships with Customers.** We have only begun to realize the value of our FLX loyalty program. We will maximize our program to attract a broader range of customers and better understand and serve them by leveraging our customer data.

  - **Be Best-in-Class Omni.** With an opportunity to increase our digital mix, we will accelerate our omni offense by creating key enhancements to the customer sneaker journey. We will generate powerful and seamless in-store, desktop, and mobile touchpoints. Our multi-year investment in our technology systems will propel discovery and engagement through a more personalized and dynamic pre-purchase experience by driving connectivity among channels.

- **Create Value for All Stakeholders.** Our **"Lace Up" Plan** is designed to create value for all stakeholders—our customers, our team members, the communities we serve, and our shareholders—and we are incredibly excited to execute against this vision.

  - **LEED Initiative.** Through our LEED initiative, we have empowered Black entrepreneurs and designers, invested in Black-led venture capital firms and Black and other underserved communities, and supported Black team members through education and career development opportunities.

  - **Foot Locker Foundation.** Community is deeply integrated in our culture, mission, and vision. Through our efforts, we commit to empowering our team members and those who live in the communities we serve. For over 20 years, the Foot Locker Foundation has provided support for youth initiatives and programs that improve upward mobility and empower communities. This includes the Foot Locker Scholarship Program that awarded $560,000 in scholarships in 2022 to high school seniors and team members. Over its 10-plus years, the program has awarded roughly 230 scholarships that total over $4 million. In addition, the Foot Locker Foundation supports the missions of other organizations, such as the United Negro College Fund, Two Ten Footwear Foundation, and the Boys & Girls Clubs of America.

> **" Together, we will leverage our assets to elevate the roles of our retail brand and store team members, simplify our business to focus on 'all things sneakers,' and invest in our infrastructure and digital capabilities to drive the next 50 years of growth."**





▶ **Environmental Stewardship.** In early 2022, we announced our ambition to achieve Net Zero GHG emissions by 2050 or sooner. Answering the call to limit the global temperature rise to 1.5°C, we have committed to setting a science-based target in line with criteria established by SBTi.

Let me thank our Board of Directors for their expertise, guidance, and support as we embark on a new growth phase.

I also want to thank Dick Johnson for everything he has done for this Company and industry. I am honored to follow him and carry forward his intense commitment to our customers, team members, and shareholders. Thanks, too, to our shareholders for your ongoing support of the Company as we pursue our new strategic objectives. I look forward to building on our strong relationship with all of you.

The Notice and this Proxy Statement each contains details of the business to be conducted at the Annual Meeting. I also encourage you to review our Annual Report, which is available at **investors.footlocker-inc.com/ar**. Your vote is very important to us, so please vote your shares.

Thank you for your support of our Company.

Sincerely,

MARY N. DILLON (she/her/hers)
President and Chief Executive Officer

MESSAGE FROM OUR NON-EXECUTIVE CHAIR

DEAR FELLOW SHAREHOLDERS:

I am incredibly honored to serve *you*, our shareholders, as Non-Executive Chair of the Board. Foot Locker, Inc. is an iconic company that has shaped sneaker culture for nearly fifty years. Over the course of my time on the Board, I have seen the industry evolve and the Company continue to adapt to meet ongoing challenges in the marketplace. On behalf of the Board, I am thrilled to be working with Mary Dillon and the rest of the management team on this next chapter to position the Company for the next 50 years. I am pleased to share with you some highlights regarding the recent work we have done to create long-term, consistent shareholder value:

▶ **CEO Succession Planning.** CEO succession is the Board's top priority and it is guided by a very intentional process. The HCC Committee, the NCR Committee, and the full Board are each focused on, and share responsibility in, CEO succession planning. The Board regularly reviews management development and succession planning to maximize the pool of talent who can assume the top job without undue interruption. Our recent planned, thoughtful, and multi-year CEO succession process, which led to the appointment of Mary Dillon, consisted of an assessment of both internal candidates and external talent identified by an executive search firm. In assessing the candidates, our independent directors identified the skills, experiences, and attributes they believed would be required to be an effective leader in light of the Company's opportunities. Since then, the CEO transition from Dick Johnson to Mary Dillon has been seamless. On behalf of the Board, I extend our deepest gratitude to Dick Johnson for his dedication, leadership, and countless contributions. Dick Johnson had a distinguished 26-year career at Foot Locker, including eight years as CEO, over which he has left an indelible mark on the organization. Looking forward, the Board is unanimous in its belief that Mary Dillon is a tremendous addition to Foot Locker's dynamic and diverse leadership team. Her experience leading consumer-driven businesses, building robust brand portfolios, and engendering a strong culture, is deeply aligned with Foot Locker's strategy. The Board is confident that Mary Dillon is the ideal person to lead the Company forward as CEO.

▶ **Board Leadership and Committee Refreshment.** Ongoing Board refreshment is critical to ensure we have the right mix of skills, diversity, and expertise to support the Company's progress. In addition to his service as CEO, I also want to thank Dick Johnson for his eight-year tenure on our Board, including over six of those years as Chairman. It was an honor serving on the Board with Dick Johnson. After careful consideration and planning and consistent with best practices, the Board determined that the Chair and CEO roles would be separated and that I would transition from Lead Independent Director to Non-Executive Chair. In this new role, I look forward to closely partnering with our CEO, Mary Dillon. This smooth transition is a testament to the succession planning process and the Company's strong governance. Also, because the Board believes deeply that it must be fit for its purpose and provide strategic value to the Company, given the Board's increased focus on the Company's technology and digital engagement oversight responsibilities, including the significant GTS investments included in our **"Lace Up" Plan**, the Board recently disbanded the Finance Committee, and established the Technology Committee. Given these changes, certain responsibilities of the Finance Committee were assigned to the Audit Committee with the balance sitting with the full Board, and certain responsibilities of the Audit Committee were assigned to the Technology Committee. These changes reflect the Board's agility and alignment with the Company's strategy.



> **Our recent Chair and CEO transitions were the culmination of a multi-year succession planning process and reflect our track record of active succession planning and governance best practices. The Board continues to partner with the leadership team to drive value for all stakeholders."**



▶ **Long-Term Strategy Oversight.** Our Board is actively engaged in overseeing the Company's long-term strategy, accountable to create shareholder value, and aligned with Mary Dillon and her leadership team on the plan. The Board has overseen the development of the Company's recently-announced **"Lace Up" Plan** to propel the Company through the 2023–26 period and beyond. As the business and industry continue to evolve, the Board remains engaged and committed to accelerating certain initiatives as a part of our long-term strategy to expand sneaker culture, power up our portfolio, deepen our relationship with customers, and be best-in-class omni.

▶ **ESG Stewardship.** ESG is embedded in our ability to achieve our strategic imperatives. The Board has worked with management to support the integration of its ESG efforts into its over-arching growth strategy. For example, diversity is a strategic business driver for our organization because our people are at the heart of executing our strategy, and diversity has proven to be an important asset in making better strategic decisions. Also, because we are committed to helping our planet remain a sustainable home for current and



future generations, we have an ambition to achieve net zero GHG emissions by 2050 or sooner and management is working to set a science-based target in line with the criteria established by the SBTi. For additional information regarding our global ESG strategy and Board oversight, see our Impact Report, which is available at **investors.footlocker-inc.com/impactreport**.

I look forward to continuing to partner with the rest of the Board, management, and our nearly 50,000 team members around the world to build on Foot Locker's strong foundation and help shape the Company's future.

On behalf of the Board, I am incredibly grateful to all our shareholders for their continued commitment to supporting the Company. The Notice and this Proxy Statement each contains details of the business to be conducted at the Annual Meeting. I also encourage you to review our Annual Report, which is available at **investors.footlocker-inc.com/ar**. Your vote is very important to us, so please vote your shares.

Sincerely,

DONA D. YOUNG (she/her/hers)
Non-Executive Chair

ABOUT FOOT LOCKER, INC.

ALL THINGS SNEAKERS

Foot Locker, Inc. (NYSE: FL) is a leading footwear and apparel retailer that unlocks the "inner sneakerhead" in all of us. With approximately 2,700 retail stores in 29 countries across North America, Europe, Asia, Australia, and New Zealand, and a franchised store presence in the Middle East and Asia, Foot Locker, Inc. has a strong history of sneaker authority that sparks discovery and ignites the power of sneaker culture through its portfolio of brands, including Foot Locker, Kids Foot Locker, Champs Sports, WSS, and atmos. For more information visit **footlocker-inc.com**.











| Bring the Best of Sneaker Culture to All | Recruit the Next Generation | Serve the Modern Athlete | Celebrate the Hispanic Community | Share and Celebrate Japanese Street and Sneaker Culture |

OUR STRATEGIC IMPERATIVES

We have established strategic imperatives for sustained performance centered around our customers:

| Expand Sneaker Culture | Power Up Our Portfolio | Deepen Our Relationship with Customers | Be Best-In-Class Omni |

OUR FISCAL 2022 FINANCIAL HIGHLIGHTS

While positioning the Company for the future, we also remained focused on near-term execution, and the team delivered results much better than we expected at the beginning of the year. Highlights include the following:



Foot Locker, Inc.

Sales of
$8.7 BILLION

$1.1 BILLION
of liquidity (including $536 million of cash and cash equivalents) as of Fiscal 2022 Year-End

$3.58 per share
earned net income ($4.95 per share on non-GAAP[1] basis)

$285 MILLION
invested in our business to drive future growth through our capital program

$279 MILLION
returned to shareholders between share repurchase program and dividends

[1] A reconciliation to GAAP is provided beginning on page 19 of our Annual Report, which is available at **investors.footlocker-inc.com/ar**.



RECOGNITION



Named
Best Workplaces in Chicago
2020



Named
Best Workplaces in Texas
2021



Winner of
CANDE Award in APAC
2019–20, 2022



Winner of
CANDE Award in EMEA
2020, 2022



Winner of
CANDE Award in North America
2019–22



Scored
90 of 100 Human Rights Campaign Corporate Equality Index
2022



Ranked
No. 4 Forbes' 50 Most Engaged Customer List
2018



Named
Best Employers for Women in Canada
2021



Named
America's Best Employers in Canada
2021



Named
World's Best Employers
2022



Named
100 Best Workplaces for Diversity
2016–19



Named
Best Workplaces for Diversity
2016–19



Named
Best Workplaces in Retail
2017–19



Named
Best Workplaces in New York
2017, 2019

Certified
Great Place to Work
2021–22



Ranked
Top-Rated Workplace
2019



Winner of **NACD NXT** Recognition Award for Board Diversity
2018



Named
America's Best Customer Service
2023



Named
America's Greatest Workplaces for Diversity
2023



Named
100 Companies that Care
2022

LEARN MORE ABOUT OUR COMPANY

You can learn more about the Company by visiting **footlocker.com/corp**. We also encourage you to read our Annual Report, which is available at **investors.footlocker-inc.com/ar**.

VOTING ROADMAP

<table>
<tr><td>

PROPOSAL

1

</td><td>

ELECTION OF DIRECTORS

The Board believes that the ten director nominees possess the appropriate diversity, skills, and experiences to provide quality oversight of the business, strategy, and long-term interests of shareholders.

</td><td>



The Board recommends a vote FOR each of the nominees.

Page 14

</td></tr>
</table>

DEMOGRAPHICS

TENURE

► 7 years (Median)

► Directors with varied tenure contribute to a range of perspectives and ensure we transition knowledge and experience from longer-serving members to those newer to our Board. We have a good mix of new and longer-tenured directors.

AGE

► 62 years (Median)

DIVERSITY

► Our director nominees represent a diverse range of backgrounds—in terms of gender, age, ethnicity, skills, and business and board experience—with an equally diverse range of perspectives. What we share is a common desire to support and oversee management in executing our **"Lace Up" Plan**.

► 80% of the director nominees are women or persons of color.

► 80% of our committees are chaired by women or persons of color.

► Our NCR Committee is focused on ensuring continued diversity on the Board during refreshment activities by requiring that candidate pools include diverse individuals meeting the relevant recruitment criteria.

SKILLS AND EXPERIENCES

We believe that our slate of director nominees possesses the appropriate mix of diversity in terms of skills, business and Board experience, and viewpoints.



CEO 50%	**Retail, Brand Marketing, and Social Media** 70%	**Accounting and Finance** 100%
Broad-Based Business 100%	**Strategic Investments** 40%	**Corporate Development** 90%
Cybersecurity 20%	**Strategic Planning and Analysis** 100%	**ESG** 70%
Digital and Channel Connectivity 40%	**Supply Chain** 50%	**Franchise** 30%
International 70%	**Target Market** 50%	**Risk Management** 60%
Public Policy and Government 10%	**Technology and Systems** 20%	



PROPOSAL 2

ADVISORY VOTE TO APPROVE NEO COMPENSATION

The Company seeks a non-binding advisory vote to approve the compensation of its NEOs, as described in the **CD&A** beginning on page 50 and the **Summary Compensation Table** and related tables beginning on page 69.



The Board recommends a vote FOR this proposal.

Page 49

PAY-FOR-PERFORMANCE

The centerpiece of our compensation program is our pay-for-performance philosophy that aligns compensation payouts with the achievement of our annual operating plan and long-term strategy, and consequently shareholder value. This is showcased at senior levels of the Company—particularly the CEO—for whom most compensation is tied to the achievement of metrics driving the Company's operating and stock performance, as described below.

Factor	Description
Performance-Based	89% of the CEO's annual target compensation mix is performance based.
Challenging Goals	Recent Annual Incentive Plan and PSU payouts underscore our pay-for-performance culture and the rigor of the financial goals approved by the HCC Committee. For example, only three times in the past five years has the Annual Incentive Plan paid out above target and two of the past five PSU awards were not earned and paid out at 0%.
Formulaic	Our Annual Incentive Plan and PSU payouts are formulaically determined based on performance against challenging financial and operating goals.
Peer Benchmarked	We utilize an objective set of criteria to determine peer companies and evaluate CEO and NEO pay against the peer group median, while factoring in individual contribution and experience.
Responsive to Say-on-Pay Vote	Our Say-on-Pay support has been strong in recent years. The HCC Committee considered the results of the 2022 Say-on-Pay vote and our shareholders' historically strong support of our executive compensation program in reviewing the program for 2023. Additionally, we had discussions with many of our shareholders regarding executive compensation as part of our 2022 shareholder engagement cycle and took into account the views of shareholders regarding the design and effectiveness of our executive compensation program. See **Shareholder Engagement** beginning on page 38 for more details on our shareholder engagement program. In light of this support and feedback received during our shareholder engagement, the HCC Committee decided to retain the general program design. The HCC Committee will continue to assess the executive compensation program against changing business conditions and shareholder feedback.
Compensation Mix	Beginning with the LTI awards granted in 2021, we adopted a consistent mix of PSU awards (60%), stock option awards (20%), and RSU awards (20%).

See **Pay Versus Performance** beginning on page 96 for further information.

COMPENSATION MIX

The HCC Committee seeks to align the compensation program with both our business strategy and our shareholders' interests. Our executive compensation program includes both a mix of annual and long-term, as well as cash and equity, compensation. As shown in the charts below, for 2022, 89% of the CEO's annual target compensation mix, and 73%, on average, of the remaining NEOs' annual target compensation mix, was variable based on performance.

MS. DILLON'S ANNUALIZED 2022 TARGET COMPENSATION



- **11%** Salary
- **22%** Annual Incentive Plan
- **67%** LTI
- **89%** Performance-Based Compensation

AVERAGE OF REMAINING NEOs' 2022 TARGET COMPENSATION



- **27%** Salary
- **25%** Annual Incentive Plan
- **48%** LTI
- **73%** Performance-Based Compensation

ANNUAL INCENTIVE PLAN PERFORMANCE METRICS



- **80%** Adjusted Pre-Tax Income
- **20%** NPS

LTI PERFORMANCE METRICS



- **70%** Two-Year Average After-Tax Income
- **30%** ROIC

TSR modifier (beginning with 2022-24 performance period)

PROPOSAL 3

APPROVAL OF 2023 RESTATED PLAN

We are asking shareholders to approve the 2023 Restated Plan. The Stock Incentive Plan was originally approved at the 2007 annual meeting of shareholders, and subsequently amended and restated. The Board of Directors has approved, subject to shareholder approval at the Annual Meeting, the 2023 Restated Plan. The 2023 Restated Plan requires shareholder approval because it increases the number of shares reserved for issuance to 13,950,694 shares, inclusive of the 3,650,694 shares remaining available for award and issuance as of March 20, 2023. The 2023 Restated Plan also includes certain other minor amendments that do not require shareholder approval to reflect developments in applicable law and equity compensation practices. The purpose of the 2023 Restated Plan is to align the interests of officers, other team members, and non-employee directors of the Company and its subsidiaries with those of shareholders; to reinforce corporate, organizational, and business development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; to reward the performance of individual officers and other team members for fulfilling their personal responsibilities for long-range achievements; and to appropriately remunerate non-employee directors.



The Board recommends a vote FOR this proposal.

Page 101

PROPOSAL 4

APPROVAL OF 2023 ESPP

We are seeking shareholder approval of the 2023 ESPP, as the last purchase date under the 2013 ESPP is June 1, 2023. The Company believes that continuing to offer a plan through which eligible team members may choose to purchase shares of the Company's Common Stock at a favorable price enhances our team members' interest in the Company's continued success. We are seeking an authorization of 3 million shares under the 2023 ESPP taking into consideration the expected ten-year life of the plan.



The Board recommends a vote FOR this proposal.

Page 111

PROPOSAL 5

RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board believes that the retention of KPMG LLP to serve as the Independent Auditors for Fiscal 2023 is in the best interests of the Company and its shareholders. As a matter of good corporate governance, shareholders are being asked to ratify the Audit Committee's selection of the Independent Auditors.



The Board recommends a vote FOR this proposal.

Page 115

On or about April 7, 2023, we started mailing a Notice to our shareholders. Proxies are being solicited by the Board to be voted at our Annual Meeting.



LEED
LEADING EDUCATION &
ECONOMIC DEVELOPMENT

Stronger Together

Economic Development

$175M

**ECONOMIC DEVELOPMENT INITIATIVES
TARGET BY 2025**

Education

$25M

**EDUCATION INITIATIVES
TARGET BY 2025**

"

We are committed to fighting racial inequality and injustice, and driving meaningful and lasting change within our organization and the communities we serve. This commitment is part of our culture as a diverse and inclusive organization."



MARY N. DILLON
(she/her/hers)
President and
Chief Executive Officer

PROPOSAL 1 | ELECTION OF DIRECTORS

 **The Board recommends a vote FOR each of the nominees.**

There are currently 10 directors on our Board. As part of a planned succession process, Mr. Johnson retired from the Board in January 2023. All current directors are standing for election for a one-year term at the Annual Meeting.

We have refreshed our Board over the past five years, as four highly-qualified directors were added to the Board, and five directors retired. We believe that the Board possesses the appropriate mix of diversity in terms of gender, age, ethnicity, skills, business and Board experience, and viewpoints.

DIRECTOR NOMINEES

Mary N. Dillon, Virginia C. Drosos, Alan D. Feldman, Guillermo G. Marmol, Darlene Nicosia, Steven Oakland, Ulice Payne, Jr., Kimberly Underhill, Tristan Walker, and Dona D. Young will be considered for election as directors to serve for one-year terms expiring at the 2024 Annual Meeting. Each nominee has been nominated by the Board for election and has consented to serve. If, prior to the Annual Meeting, any nominee is unable to serve, then the persons designated as proxies for this meeting (Sheilagh M. Clarke, Robert Higginbotham, and John A. Maurer) will have full discretion to vote for another person to serve as a director in place of that nominee, or the Board may reduce its size.

DIRECTOR QUALIFICATIONS

The NCR Committee reviewed and evaluated the skills, experience, and qualifications catalogued under the **Director Nominees' Skillset Matrix** on pages 23 through 24, and demonstrated by the director nominees, in light of the Company's long-term strategic plan.

The Board, acting through the NCR Committee, considers its members, including those directors being nominated for reelection to the Board at the Annual Meeting, to be highly qualified for service on the Board due to a variety of factors reflected in each director's education, areas of expertise, and experience serving on other organizations' boards during the past five years. Generally, the Board seeks individuals with broad-based experience and the background, judgment, independence, and integrity to represent the shareholders in overseeing the Company's management in their operation of the business. Within this framework, specific items relevant to the Board's determination for each director are listed in each director's biographical information beginning on page 17. The ages shown are as of April 7, 2023. There are no family relationships among our directors or executive officers.

DIRECTOR NOMINEES AT A GLANCE

Ten directors are standing for election at the Annual Meeting for one-year terms. The table below provides summary information about each of the nominees for director. See pages 17 through 21 for additional information about each nominee and pages 41 through 42 for additional information about the committees.

TENURE

7 Median


4
>9 years
4
<4 years
2
4-8 years

Directors with varied tenure contribute to a range of perspectives and ensure we transition knowledge and experience from longer-serving directors to those newer to our Board. We have a good mix of new and longer-tenured directors.

AGE

62 Median


2
38-54
4
55-66
4
>66

ATTENDANCE


98%

Over **98%** aggregate attendance of directors at Board and committee meetings in 2022



Mary N. Dillon E
(she/her/hers)
President and Chief Executive Officer of Foot Locker, Inc.
Age: 61
Director Since: 2022
Other Public Company Board: KKR & Co. Inc.



Virginia C. Drosos A T
(she/her/hers)
Independent
Chief Executive Officer of Signet Jewelers Limited
Age: 60
Director Since: 2022
Other Public Company Board: Signet Jewelers Limited



Alan D. Feldman H T
(he/him/his)
Independent
Retired Chairman, President and Chief Executive Officer of Midas, Inc.
Age: 71
Director Since: 2005
Other Public Company Board: John Bean Technologies Corporation



Guillermo G. Marmol A E H
(he/him/his)
Independent
President and Chief Executive Officer of Viron Therapeutics Holdings, Inc.
Age: 69
Director Since: 2011



Darlene Nicosia A H
(she/her/hers)
Independent
Audit Committee Financial Expert
Chief Executive Officer of Hearthside Food Solutions LLC
Age: 54
Director Since: 2020

INDEPENDENCE

All directors are **independent**, except the CEO

COMMITTEES

A Audit **E** Executive **H** HCC **N** NCR **T** Technology ● Committee Chair ○ Ex Officio Member

Dona D. Young
(she/her/hers)

A **E** (H) N (T)



Non-Executive Chair
Independent

Independent executive and board consultant
Retired Chair, President and Chief Executive
Officer of The Phoenix Companies, Inc.

Age: 69
Director Since: 2001
Other Public Company Board: Aegon N.V.

Steven Oakland
(he/him/his)

E N **T**



Independent
Chief Executive Officer and President
of TreeHouse Foods, Inc.

Age: 62
Director Since: 2014
Other Public Company Board:
TreeHouse Foods, Inc.

REFRESHMENT

Over past **5** years,
4 new directors added





and **5** directors retired

Director Refreshment
Policy: Age **72** and
Periodic Individual
Assessment
Process

Ulice Payne, Jr.
(he/him/his)

A E **N**



Independent
President of Cyber-Athletix, LLC
President and Managing Member of
Addison-Clifton, LLC

Age: 67
Director Since: 2016
Other Public Company Boards:
ManpowerGroup Inc.
WEC Energy Group, Inc.

Kimberly Underhill
(she/her/hers)

E **H** N



Independent
Senior Advisor of Boston
Consulting Group

Age: 58
Director Since: 2016
Other Public Company Board:
Glanbia PLC

Tristan Walker
(he/him/his)

N T



Independent
Founder and Chief Executive Officer of Walker &
Company Brands Inc.

Managing Member of Heirloom Management
Company, LLC

Age: 38
Director Since: 2020
Other Public Company Board: Shake Shack Inc.

DIVERSITY

Our director nominees represent a diverse
range of backgrounds—in terms of
gender, age, ethnicity, skills, and business
and board experience—with an equally
diverse range of perspectives. What we
share is a common desire to support and
oversee management in executing our
"Lace Up" Plan.



of the director nominees are women or
persons of color



of committees are chaired by women or
persons of color



Our NCR Committee is focused on
ensuring continued diversity on the Board
during refreshment activities by requiring
that candidate pools include diverse
individuals meeting the recruitment criteria.



MARY N. DILLON
(she/her/hers)

President and Chief Executive Officer
Age: **61**
Director since: **2022**



DONA D. YOUNG
(she/her/hers)

Non-Executive Chair
Independent Direcor
Age: **69**
Director since: **2001**

PROFESSIONAL EXPERIENCE

Foot Locker, Inc.

► President and Chief Executive Officer, since September 2022

Ulta Beauty, Inc. (beauty retailer)

► Chair, June 2021 to June 2022

► Chief Executive Officer and Director, July 2013 to June 2021

OTHER BOARD SERVICE

► Director, KKR & Co., since September 2018

► Chair, Economic Club of Chicago

► Director, Chair of the Compensation and Management Development Committee, and member of the Corporate Governance Committee, Starbucks, January 2016 to September 2022

REASONS FOR NOMINATION

Ms. Dillon has over 35 years of experience leading consumer-driven businesses in a diverse range of industries, including consumer-packaged goods, restaurants, telecom, and retail. She brings deep consumer marketing and digital transformation expertise, strong operational experience, a proven track record of shareholder value creation, and a demonstrated commitment to leadership development. Before Foot Locker, Inc., she served as Executive Chair of Ulta Beauty, after having served as CEO for eight years, and was responsible for guiding the company as it became the leading beauty destination in the United States and a successful omni-channel retailer with a best-in-class loyalty program. Ms. Dillon also has extensive public company board experience.

COMMITTEE
E

RELEVANT SKILLS



PROFESSIONAL EXPERIENCE

Independent executive and board consultant

The Phoenix Companies, Inc. (insurance and asset management company)

► Chair, President and Chief Executive Officer, April 2003 to April 2009

OTHER BOARD SERVICE

► Director, Chair of the Supervisory Board Risk Committee, and member of the Supervisory Board Nomination and Governance Committee, Aegon N.V. (insurance, pension, and asset management company)

► Director, Vice Chair of Audit Committee, and member of the Nominating and Governance Committee and Compensation and Workforce Committee, USAA (United Services Automobile Association)

► Director, Chair of the Compensation Committee, and member of the Nominating and Governance Committee, NACD

► Director, Spahn & Rose Lumber Co.

► Director and member of the Audit and Governance committees, Save the Children Association and Save the Children International (non-profit organizations), 2016 to 2023

► Director and member of the Audit Committee, Save the Children U.S. (non-profit organization), 2012 to 2023

► Trustee, Saint James School in Saint James, Maryland

REASONS FOR NOMINATION

Ms. Young has significant governance, corporate development, risk management, leadership development, and financial experience given her prior service as a public company General Counsel, and later CEO, which are relevant in her role as Non-Executive Chair, as well as a member of the Audit Committee and NCR Committee. The experience Ms. Young has acquired through her board service at Save the Children is useful in her oversight of the Company's human rights efforts. Ms. Young has received numerous awards and distinctions throughout her career, including being named one of four individuals identified by the Financial Times's Outstanding Directors Exchange as a member of its Outstanding Directors Class of 2021 and the NACD Directorship 100 for 2015. She has served as an NACD Board Leadership Fellow since 2013 and was a 2012 Advanced Leadership Fellow at Harvard University. She earned a NACD Directorship certification and a Cyber Certificate from the NACD/Carnegie Mellon University Program.

COMMITTEES
A (E) (H) N (T)

RELEVANT SKILLS



 CEO	 Digital and Channel Connectivity	 Retail, Brand Marketing, and Social Media	 Supply Chain	 Accounting and Finance	 Franchise
 Broad-Based Business	 International	 Strategic Investments	 Target Market	 Corporate Development	 Risk Management
 Cybersecurity	 Public Policy and Government	 Strategic Planning and Analysis	 Technology and Systems	 ESG	

COMMITTEES

| **A** Audit | **E** Executive | **H** HCC | **N** NCR | **T** Technology | ● Committee Chair | ○ Ex Officio Member |



VIRGINIA C. DROSOS

(she/her/hers)

Independent Director
Age: **60**
Director since: **2022**

PROFESSIONAL EXPERIENCE

Signet Jewelers Limited (specialty jewelry retailer)

► Chief Executive Officer, since August 2017

OTHER BOARD SERVICE

► Director, Signet Jewelers Limited, since 2012

► Director, Akron Children's Hospital, since April 2019

► Director, American Financial Group, Inc., 2013 to 2021

► Director, Back2Back Ministries, 2012 to 2018

REASONS FOR NOMINATION

Ms. Drosos brings valuable skills and insights to the Board, including proven expertise in retail, strategy, branding, marketing, digital commerce, and global operations. Ms. Drosos is the sitting CEO of a specialty retailer, she is a visionary and transformational leader with an entrepreneurial mindset, and she has a proven track record of growing and scaling global businesses through deep consumer understanding, product and experience innovation, and heightened employee engagement. Further, Ms. Drosos is actively involved in financial planning and technology issues as the CEO of a public company, providing her with relevant expertise as a member of the Audit Committee and Technology Committee, respectively.

COMMITTEES
A T

RELEVANT SKILLS


ALAN D. FELDMAN

(he/him/his)

Independent Director
Age: **71**
Director since: **2005**

PROFESSIONAL EXPERIENCE

Midas, Inc. (automotive repair and maintenance service provider)

► Chairman, President and Chief Executive Officer, May 2006 to April 2012

► President and Chief Executive Officer, January 2003 to April 2006

OTHER BOARD SERVICE

► Director and member of the Compensation Committee, John Bean Technologies Corporation, since July 2008

► Director, GNC Holdings, Inc., June 2013 to June 2020

► Director, Foundation Board, University of Illinois Foundation, since September 2012

REASONS FOR NOMINATION

Mr. Feldman has extensive chief executive, financial, and franchised retail experience as the former CEO of a public company specializing in retail franchises, providing him with relevant expertise as a member of the HCC Committee and Technology Committee.

COMMITTEES
H T

RELEVANT SKILLS




 CEO    Digital and Channel Connectivity    Retail, Brand Marketing, and Social Media    Supply Chain    Accounting and Finance    Franchise

 Broad-Based Business    International    Strategic Investments    Target Market    Corporate Development    Risk Management

 Cybersecurity    Public Policy and Government    Strategic Planning and Analysis    Technology and Systems    ESG

COMMITTEES

A Audit   **E** Executive   **H** HCC   **N** NCR   **T** Technology   ● Committee Chair   ○ Ex Officio Member



GUILLERMO G. MARMOL

(he/him/his)

Independent Director
Age: **69**
Director since: **2011**

PROFESSIONAL EXPERIENCE

Viron Therapeutics Holdings, Inc. (medicine and therapeutics company)

▶ President and Chief Executive Officer, since 2021

Marmol & Associates (consulting firm that provides advisory services and investment capital to early-stage technology companies)

▶ President, since March 2007 and October 2000 to May 2003

OTHER BOARD SERVICE

▶ Director and Audit Committee member, Morae Global Corporation, until August 2021

▶ Director, Vitamin Shoppe, Inc., February 2016 to December 2019

▶ Chair of the Board of Trustees, Center for a Free Cuba

REASONS FOR NOMINATION

Mr. Marmol has a significant technology background, which is critical to the Company as it invests in technology and systems to build more powerful digital engagement with customers. Mr. Marmol also has extensive executive, financial, strategic analysis, and business process experience as a management consultant at Marmol & Associates and McKinsey & Company and a former senior executive officer of Luminant Worldwide Corporation, Electronic Data Systems Corporation, and Perot Systems Corporation, providing him with relevant expertise as Audit Committee Chair and a member of the HCC Committee.

COMMITTEES

A E H

RELEVANT SKILLS



DARLENE NICOSIA

(she/her/hers)

Independent Director
Age: **54**
Director since: **2020**

PROFESSIONAL EXPERIENCE

Hearthside Food Solutions LLC (manufacturer of packaged foods)

▶ Chief Executive Officer, since August 2022

The Coca-Cola Company (beverage company)

▶ President, Canada and Northeast U.S., North America Operating Unit, January 2021 to August 2022

▶ President of the Canada Business Unit, January 2019 to January 2021

▶ Vice President, Commercial Product Supply, May 2016 to January 2019

OTHER BOARD SERVICE

▶ Advisory Board Member, Georgia Institute of Technology, Scheller College of Business

▶ Member, American Bakers Association

REASONS FOR NOMINATION

Ms. Nicosia brings to our Board a broad-based global business background, particularly brand-building and global supply chain management, gained through her experience in the consumer-packaged goods industry. Throughout her career, Ms. Nicosia has led sustainability initiatives and navigated complex regulatory environments and shifting consumer preferences. Her extensive understanding of supply chain, third-party risk management, and business transformation is an asset to our Board, particularly the Audit Committee and HCC Committee. In addition, Ms. Nicosia qualifies as an "Audit Committee Financial Expert," as defined by the rules under the Exchange Act, through her relevant experience as a sitting Chief Executive Officer, and her prior experience as president of an operating unit of a large multinational corporation where she supervised the finance and accounting professionals responsible for, and personally analyzed and evaluated, financial statements, as well as internal controls over financial reporting.

COMMITTEES

A H

RELEVANT SKILLS



 CEO

 Digital and Channel Connectivity

 Retail, Brand Marketing, and Social Media

 Supply Chain

 Accounting and Finance

 Franchise

 Broad-Based Business

 International

 Strategic Investments

 Target Market

 Corporate Development

 Risk Management

 Cybersecurity

 Public Policy and Government

 Strategic Planning and Analysis

 Technology and Systems

 ESG

COMMITTEES

A Audit   **E** Executive   **H** HCC   **N** NCR   **T** Technology   ● Committee Chair   ○ Ex Officio Member



STEVEN OAKLAND

(he/him/his)

Independent Director
Age: **62**
Director since: **2014**

PROFESSIONAL EXPERIENCE

TreeHouse Foods, Inc. (manufacturer of packaged foods and beverages)

▶ Chief Executive Officer and President, since March 2018

The J.M. Smucker Company (manufacturer of packaged foods and beverages)

▶ Vice Chair and President, U.S. Food and Beverage, May 2016 to March 2018

OTHER BOARD SERVICE

▶ Director, TreeHouse Foods, Inc.

▶ Director, The Green Coffee Co.

▶ Director, Food Industry Association

▶ Director, MTD Products, Inc., until December 2021

REASONS FOR NOMINATION

Mr. Oakland brings to our Board a broad-based business background and extensive experience in domestic and international consumer-packaged goods, with particular strengths around corporate development, risk management, strategic planning, customer engagement, marketing, and brand building. Mr. Oakland is actively involved in governance and financial matters as the sitting CEO of a public company, providing him with relevant expertise as Technology Committee Chair and a member of the NCR Committee.

COMMITTEES

E N **T**

RELEVANT SKILLS





ULICE PAYNE, JR.

(he/him/his)

Independent Director
Age: **67**
Director since: **2016**

PROFESSIONAL EXPERIENCE

Cyber-Athletix, LLC (esports healthcare company)

▶ President, since March 2021

Addison-Clifton, LLC (global trade compliance advisory services provider)

▶ President and Managing Member, since May 2004

OTHER BOARD SERVICE

▶ Director and member of the Audit and Governance and Sustainability committees, ManpowerGroup, Inc.

▶ Director, Chair of the Compensation Committee, and member of the Finance Committee, WEC Energy Group, Inc.

▶ Director, Wisconsin Conservatory of Music

▶ Director, The Northwestern Mutual Life Insurance Company, January 2005 to May 2018

REASONS FOR NOMINATION

Mr. Payne brings to our Board significant governance, operational, financial, public service, trade compliance, and international experience as a result of the many senior positions he has held, including as President and Managing Member of Addison-Clifton, LLC since May 2004, President and Chief Executive Officer of the Milwaukee Brewers Baseball Club from September 2002 to December 2003, Managing Partner of Foley & Lardner, LLP from 2001 to 2002, Partner of Foley & Lardner, LLP from February 1998 to September 2002, and the Wisconsin Commissioner of Securities from February 1985 to December 1987. Mr. Payne's extensive experience provides him with relevant expertise as NCR Committee Chair and a member of the Audit Committee.

COMMITTEES

A E **N**

RELEVANT SKILLS



✿ CEO	☁ Digital and Channel Connectivity	👟 Retail, Brand Marketing, and Social Media	☑ Supply Chain	⋔ Accounting and Finance	⑂ Franchise
♀ Broad-Based Business	⊕ International	$ Strategic Investments	⊙ Target Market	⋔ Corporate Development	☂ Risk Management
🔒 Cybersecurity	🏛 Public Policy and Government	⌕ Strategic Planning and Analysis	💻 Technology and Systems	⮌ ESG	

COMMITTEES

A Audit	**E** Executive	**H** HCC	**N** NCR	**T** Technology	● Committee Chair	○ Ex Officio Member



KIMBERLY UNDERHILL

(she/her/hers)

Independent Director
Age: **58**
Director since: **2016**

PROFESSIONAL EXPERIENCE

Boston Consulting Group (management consulting firm)

- Senior Advisor, since November 2021

Kimberly-Clark Corporation (manufacturer of branded personal care, consumer tissue, and professional healthcare products)

- President, North America Consumer, May 2018 to September 2021
- Global President of Kimberly-Clark Professional, April 2014 to May 2018

OTHER BOARD SERVICE

- Director and member of the Audit and Remuneration committees, Glanbia PLC, since August 2022
- Director, Menasha Corporation, since May 2022
- Advisory Board Member, Rawhide Youth Services
- Director, Board of Trustees, ThedaCare
- Co-Chair and Leadership Giving Chair, United Way Fox Cities Campaign
- Director and Compensation Committee Chair, Network of Executive Women, until 2021
- Director, Kimberly-Clark de Mexico, S.A.B. de C.V., until September 2021
- Director, Food Industry Association, until 2021

REASONS FOR NOMINATION

Ms. Underhill brings to our Board a broad-based business background and extensive experience in domestic and international consumer-packaged goods, with particular strengths in marketing, brand building, strategic planning, and corporate development. She is NACD Directorship Certified™. Ms. Underhill's management resources experience from her prior service as a senior executive of a public company is relevant to both our HCC Committee, of which she is Chair, and NCR Committee, of which she is a member.

COMMITTEES

E **H** N

RELEVANT SKILLS





TRISTAN WALKER

(he/him/his)

Independent Director
Age: **38**
Director since: **2020**

PROFESSIONAL EXPERIENCE

Walker & Company Brands Inc. (manufacturer of health and beauty products for persons of color), a subsidiary of the Procter & Gamble Company

- Founder and Chief Executive Officer, since April 2013

Heirloom Management Company, LLC (micro venture capital fund)

- Managing Member, since March 2022

OTHER BOARD SERVICE

- Director, Shake Shack, Inc.
- Trustee, Children's Healthcare of Atlanta
- Chairman, CODE2040 (non-profit organization that matches high-performing Black and Latino software engineering students and graduates with technology firms and start-ups), until January 2020

REASONS FOR NOMINATION

Mr. Walker's brand marketing and technology experience are deeply connected to the mission of designing solutions for consumers. Mr. Walker understands how to utilize innovation and technology to drive change and deliver growth. His work at the intersection of technology and the consumer experience benefits our Technology Committee, and his financial and ESG experience as a CEO provides him with relevant expertise as a member of the NCR Committee.

COMMITTEES

N T

RELEVANT SKILLS





































CEO	Digital and Channel Connectivity	Retail, Brand Marketing, and Social Media	Supply Chain	Accounting and Finance	Franchise
Broad-Based Business	International	Strategic Investments	Target Market	Corporate Development	Risk Management
Cybersecurity	Public Policy and Government	Strategic Planning and Analysis	Technology and Systems	ESG	

COMMITTEES

A Audit | E Executive | H HCC | N NCR | T Technology | ● Committee Chair | ○ Ex Officio Member

Mission

FOOT LOCKER UNLOCKS THE

Inner Sneakerhead

IN ALL OF US—SPARKING DISCOVERY AND IGNITING THE POWER OF SNEAKER CULTURE

Vision

FOOT LOCKER INSPIRES AND UNITES AN INCLUSIVE GLOBAL COMMUNITY— CONNECTED BY SNEAKER CULTURE

Sport, Style, and Comfort

DIRECTOR NOMINEES' SKILLSET MATRIX

We believe that the director nominees possess the appropriate mix of diversity in terms of gender, age, ethnicity, skills, business and Board experience, and viewpoints. We have refreshed our Board over the past five years, as four highly-qualified directors were added to the Board, and five directors retired.

CORE

	DILLON	YOUNG	DROSOS	FELDMAN	MARMOL	NICOSIA	OAKLAND	PAYNE	UNDERHILL	WALKER
CEO experience is important because directors who have served as CEOs of public companies have experience working, communicating, and engaging with a variety of important stakeholder groups	●	●	●				●			
Board Tenure (Year Joined)	'22	'01	'22	'05	'11	'20	'14	'16	'16	'20
Board Tenure (Years of Service)	–	22	1	18	12	3	9	7	7	3
Number of other Public Company Boards	1	1	1	1	–	–	1	2	1	1

STRATEGY

	DILLON	YOUNG	DROSOS	FELDMAN	MARMOL	NICOSIA	OAKLAND	PAYNE	UNDERHILL	WALKER
Broad-Based Business experience is useful in evaluating issues and making business judgments	●	●	●	●	●	●	●	●	●	●
Cybersecurity experience is important given the importance of protecting Company and customer information		●			●					
Digital and Channel Connectivity experience is important to the Company as we continue to build more powerful digital engagement with our customers	●		●		●					●
International experience is important in understanding and reviewing our business and strategy outside of North America, particularly in EMEA and Asia Pacific	●					●	●	●		●
Public Policy and Government experience is relevant to the Company given the impact of evolving public policy and government regulations								●		
Retail, Brand Marketing, and Social Media experience helps directors overseeing our marketing and customer engagement strategies	●		●		●			●		
Strategic Investments experience is important in evaluating our investment strategy	●	●								●
Strategic Planning and Analysis experience is helpful in overseeing our long-term financial objectives and strategic priorities	●	●	●	●	●	●	●	●	●	
Supply Chain experience is important to understand the omni-channel commerce distribution model with multiple fulfilment points to serve our customers	●		●		●			●		
Target Market experience is important to understand the Company's target market and the strategic focus of its vendor partners	●		●		●					●
Technology and Systems experience is critical given the importance of technology and digital engagement to the Company's strategy	●				●					

Foot Locker, Inc.

Each director is individually qualified to make unique and substantial contributions. Collectively, our directors' diverse viewpoints and independent-mindedness enhance the quality and effectiveness of Board deliberations and decision making. This blend of qualifications, attributes, and tenure results in highly-effective oversight.

GOVERNANCE

	DILLON	YOUNG	DROSOS	FELDMAN	MARMOL	NICOSIA	OAKLAND	PAYNE	UNDERHILL	WALKER
Accounting and Finance expertise gained from experience as a CEO, audit professional, or finance executive is important because it assists a director in understanding and overseeing the Company's financial reporting and internal controls	●	●	●	●	●	●	●	●	●	●
Corporate Development experience is important because it helps in assessing potential growth opportunities	●	●	●	●	●		●	●	●	●
ESG expertise is important because it supports the Board's oversight of the Company's goal of managing environmental, social, and governance strategy	●						●	●	●	●
Franchise experience is important to help the Company navigate the unique challenges of the franchise business model	●				●		●			
Risk Management experience is helpful in support of the Board's role in overseeing strategic, financial, litigation, and execution risks	●		●	●	●	●	●			

DIVERSITY

	DILLON	YOUNG	DROSOS	FELDMAN	MARMOL	NICOSIA	OAKLAND	PAYNE	UNDERHILL	WALKER
Gender										
Female	●	●	●			●			●	
Male				●	●		●	●		●
Non-Binary										
Age (as of April 7, 2023)										
Years Old	61	69	60	71	69	54	62	67	58	38
Race/Ethnicity										
African American/Black								●		●
Caucasian/White	●	●	●	●			●	●	●	
Hispanic/Latinx					●					
LGBTQ+			●			●				

GOVERNANCE

OUR BOARD OF DIRECTORS

Our By-Laws provide for a Board consisting of between 7 and 13 directors. The exact number of directors is determined from time to time by the entire Board. There are currently 10 directors on our Board.

DIRECTORS' INDEPENDENCE

A director is not considered independent under NYSE rules if they have a material relationship with the Company that would impair their independence. In addition to the independence criteria established by the NYSE, the Board has adopted categorical standards to assist it in making its independence determinations regarding individual directors. These categorical standards are contained in the Corporate Governance Guidelines, which are available at **investors.footlocker-inc.com/cgg**.

The Board has determined that the following categories of relationships are immaterial for purposes of determining whether a director is independent under the NYSE listing standards:

Categorical Relationship	Description
Investment Relationships with the Company	A director and any family member may own equities or other securities of the Company.
Relationships with Other Business Entities	A director and any family member may be a director, employee (other than an executive officer), or beneficial owner of less than 10% of the shares of a business entity with which the Company does business, provided that the aggregate amount involved in a fiscal year does not exceed the greater of $1 million or 2% of either that entity or the Company's annual consolidated gross revenue.
Relationships with Not-for-Profit Entities	A director and any family member may be a director or employee (other than an executive officer or the equivalent) of a not-for-profit organization to which the Company (including the Foot Locker Foundation) makes contributions, provided that the aggregate amount of the Company's contributions in any fiscal year do not exceed the greater of $1 million or 2% of the not-for-profit entity's total annual receipts.

We individually inquire of each of our directors and executive officers about any transactions in which the Company and any of these related persons or their immediate family members are participants. We also make inquiries within the Company's records for information on any of these kinds of transactions. Once we gather the information, we then review all relationships and transactions of which we are aware in which the Company and any of our directors, executive officers, their immediate family members, or 5% shareholders are participants to determine, based on the facts and circumstances, whether the related persons have a direct or indirect material interest. Our General Counsel's office coordinates the related person transaction review process. The NCR Committee reviews any reported transactions involving directors and their immediate family members in making its recommendation to the Board on the independence of the directors. In approving, ratifying, or rejecting a related person transaction, the NCR Committee considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. The Company's written policies and procedures for related person transactions are included within both the Corporate Governance Guidelines and the Code of Business Conduct. There were no related person transactions in 2022.

The Board, upon the recommendation of the NCR Committee, has determined that the following directors are independent under the NYSE rules because they have no material relationship with the Company that would impair their independence:



DONA D. YOUNG

Age: **69**
Director since: **2001**

Non-Executive Chair



VIRGINIA C. DROSOS

Age: **60**
Director since: **2022**



ALAN D. FELDMAN

Age: **71**
Director since: **2005**



GUILLERMO G. MARMOL

Age: **69**
Director since: **2011**



DARLENE NICOSIA

Age: **54**
Director since: **2020**



STEVEN OAKLAND

Age: **62**
Director since: **2014**



ULICE PAYNE, JR.

Age: **67**
Director since: **2016**



KIMBERLY UNDERHILL

Age: **58**
Director since: **2016**



TRISTAN WALKER

Age: **38**
Director since: **2020**

All directors are

independent,

except the CEO

Matthew M. McKenna served as a director of the Company during 2022 until his retirement from the Board in May 2022. The Board determined that Mr. McKenna was independent under NYSE rules through the end of his term as a director because he had no material relationship with the Company that would impair his independence.

In making its independence determination, the Board reviewed recommendations of the NCR Committee and considered Ms. Young's relationship as a director of a company with which we do business. The Board has determined that this relationship meets the categorical standard for Relationships with Other Business Entities and is immaterial with respect to determining independence.

The Board has determined that all members of the Audit Committee, the Finance Committee (prior to it being disbanded in Fiscal 2023), the HCC Committee, the NCR Committee, and the Technology Committee are independent as defined under the NYSE listing standards and the director independence standards adopted by the Board.

BOARD TENURE AND TERM LIMITS

The Company is focused on having a well-constructed and high-performing Board. To that end, the NCR Committee selects director nominees who think and act independently and can clearly and effectively communicate their convictions. The Board does not believe long tenure alone presumptively renders a director to not be independent. Conversely, the Board recognizes the contributions experienced directors add to the Board. The Board has determined that its longer-tenured directors have important experience, bring diverse perspectives, and provide tangible value to the Board and the Company. The Board has also determined that their length of tenure has allowed these directors to accumulate valuable knowledge and experience based upon their history with the Company. This knowledge and experience improves the ability of the Board to provide constructive guidance and informed oversight to management. Furthermore, in the Board's opinion, the length of tenure of its members has not in any way impaired the willingness of any director to question and confront any issue or exercise independent and impartial oversight of the Company in any area. The Board benefits from the contributions of its experienced directors who have developed insight into the Company over the course of their service on the Board.

The Board's median tenure is seven years, consistent with other leading companies. This reflects the balance the Board brings to refreshment while maintaining the benefits of experience.

The NCR Committee has specifically considered the feedback of some shareholders as well as the discussions of some commentators that suggest lengthy Board tenure should be balanced with new perspectives. Specific to the Company, the NCR Committee has structured the Board such that there are directors of varying tenures, with new directors and perspectives joining the Board over time while retaining the institutional memory of longer-tenured directors. Longer-tenured directors, balanced with newer directors, enhance the Board's oversight capabilities. The Board believes it is important to balance refreshment with the need to retain directors who have developed, over time, significant insight into the Company and its operations and who continue to make valuable contributions to the Company that benefit our shareholders. The Board believes that it has an appropriate mix of longer-tenured directors and newer directors, which provides an appropriate and dynamic balance. The Board does not believe that long tenure impairs a director's ability to act independently of management.

BOARD LEADERSHIP STRUCTURE

Our Board evaluates, from time to time as appropriate, whether the same person should serve as Chairman and CEO, or whether the positions should be held by different persons, in light of all relevant facts and circumstances and what it considers to be in the best interests of the Company and our shareholders. The positions of Chair and CEO are currently separated, with our former Lead Independent Director, Ms. Young, serving as Non-Executive Chair and Ms. Dillon serving as CEO. The Board has utilized various leadership structures over time, as shown below:



MAY 2015 Positions separated, with an independent director serving as Non-Executive Chairman

SEP 2022 Positions separated, with the former Chairman and CEO serving as Executive Chairman, and a Lead Independent Director

DEC 2014 Positions separated, with the former Chairman and CEO serving as Executive Chairman, and a Lead Independent Director

MAY 2016 Positions combined, with a Lead Independent Director

FEB 2023 Positions separated, with an independent director serving as Non-Executive Chair

The Board believes its current leadership structure best serves the Board's oversight of management, the Board's carrying out of its responsibilities on the shareholders' behalf, and the Company's overall corporate governance. The Board also believes the separation of the roles allows the CEO to focus her efforts on operating and managing the Company.

DIRECTOR ON-BOARDING

We have a two-phase on-boarding program for new directors that is intended to educate new directors on the Company and the Board's practices:

FIRST 18 MONTHS

- Convenes with the Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, General Counsel, and other members of senior management.
- Reviews the Company's operational, financial, strategic, investor relations, risk management, governance, management succession, and ESG plans.
- Visits our stores with senior management for an introduction to store operations.
- Meets periodically with the Non-Executive Chair and the committee chairs for an immersion into the work of the committees.
- Connects periodically with an assigned Board mentor and the Non-Executive Chair throughout the year.

SECOND 18 MONTHS

- Participates in various sessions specifically tailored to the individual director, taking into consideration their board experience, committee assignments, and tailored focus areas of our business and strategy.
- Engages in enhanced discussions with key talent regarding customer data, retail accounting and operations, and risk management.
- Meets periodically with the Non-Executive Chair throughout the year.

DIRECTOR CONTINUING EDUCATION

Director education is an ongoing process, which begins when a director joins our Board. We host quarterly Board and committee presentations to keep directors appropriately apprised of key developments concerning the following topics so they can effectively carry out their oversight responsibilities:



Board
Audit
Compensation
Governance
Technology
Retail











We also encourage all directors to attend external continuing education programs to maintain their expertise and share takeaways with the other directors concerning these programs. We reimburse directors for reasonable expenses incurred in attending continuing education programs. Our directors have attended a variety of continuing education programs, conferences, and events hosted by universities, trade groups, law firms, accounting firms, and other advisory service firms on a variety of topics, including the following:



ESG
Board Leadership
Diversity, Equity, and Inclusion
Succession Planning
Climate Change
Corporate Communications
Accounting and Finance
Mergers and Acquisitions
Cybersecurity and Data
Digital
Labor and Employment
Strategy
Social Media
Metaverse
VR
Brand Marketing
Risk Management
Supply Chain
Retail Disruption
NFTs
Internal Audit
Human Capital Management
Public Company Reporting
Customer Behavior
International

MANDATORY RESIGNATION OR RETIREMENT

The Board has established a policy whereby a non-employee director is required to advise the NCR Committee Chair of any change to their principal employment. If requested by the NCR Committee Chair, after consultation with the other members of the NCR Committee, the director is required to submit a letter of resignation to the NCR Committee Chair, for the NCR Committee to consider.

DIRECTOR REFRESHMENT POLICY

The Company has a director refreshment policy that combines age (age 72) and a periodic individual assessment process.

CORPORATE GOVERNANCE GUIDELINES

The Corporate Governance Guidelines assist the Board in the exercise of its governance responsibilities and serve as a framework within which the Board may conduct its business, including the following duties:

- ▶ Director Responsibilities
- ▶ Board Leadership and Committees
- ▶ Change in Director's Principal Employment
- ▶ Media and Stakeholder Engagement
- ▶ Stock Ownership Guidelines
- ▶ Human Capital Management and Succession Planning Oversight
- ▶ Director Independence
- ▶ Director Resignation Policy
- ▶ Board Access to Management and Independent Advisors
- ▶ Director On-Boarding
- ▶ CEO and Board Evaluations
- ▶ Director Qualifications
- ▶ Director Refreshment Policy
- ▶ Board Meeting Agendas
- ▶ Director Compensation
- ▶ Director Continuing Education
- ▶ Outside Directorships Policy

The Board periodically reviews the guidelines and revises them, as appropriate. The Corporate Governance Guidelines are available at **investors.footlocker-inc.com/cgg**.

BOARD ATTENDANCE

The Board held 19 meetings during 2022. Each individual director attended at least 89% of the aggregate of all Board and committee meetings for the committees on which they served during 2022.

The Board holds regularly-scheduled executive sessions of independent directors in conjunction with each Board meeting. Ms. Young, as Non-Executive Chair, presides at these executive sessions, as well as at Board meetings.

Directors are expected to attend annual meetings. The annual meeting is typically scheduled on the same day as a quarterly Board meeting. In 2022, all of the directors then in office attended the annual meeting.

RETENTION OF OUTSIDE ADVISORS

The Board and all of its committees have authority to retain outside advisors and consultants that they consider necessary or appropriate in carrying out their respective responsibilities. The independent accountants are retained by, and report directly to, the Audit Committee. In addition, the Audit Committee is responsible for overseeing the qualifications, performance, and compensation of the internal auditors, which the Company has partially outsourced to an independent public accounting firm. Similarly, the consultant retained by the HCC Committee to assist in evaluating senior executive compensation reports directly to that committee.

BOARD EVALUATIONS

The Board and its committees engage in a robust Board and committee assessment process every year, and a 360-degree peer and self-assessment facilitated by an independent third party approximately every three years, both of which are designed to elicit candid feedback regarding the areas in which the Board and its committees could improve, as described in the table below. The Board last conducted a 360-degree peer and self-assessment in 2021.

Action Item	Board and Committee Assessment	360-Degree Peer and Self-Assessment
Cadence	Annual	Triennial
Assessments	Each director completes a separate detailed assessment to evaluate the Board and each committee on which they serve. Topics covered include, among others: ▶ Board and committee structure, size, composition, skills, diversity, and succession planning. ▶ The effectiveness of the Board, committees, and committee chairs. ▶ Board strategy and operational oversight. ▶ Board culture and dynamics, including the effectiveness of discussion and debate at Board and committee meetings. ▶ The quality of Board and committee agendas, meeting length, and presentations. ▶ The appropriateness of Board and committee priorities. ▶ Board interactions with management, including the quality of meeting materials and the information provided to the Board and committees.	Each independent director completes a detailed peer and self-assessment. Topics covered include, among others, whether each director: ▶ Demonstrates commitment to the Company's core values. ▶ Participates actively and constructively in, and is well-prepared for, Board and committee meetings. ▶ Exercises independent judgment when considering issues before the Board and committees. ▶ Seeks opportunities to proactively strengthen their understanding of their role as a director and are open to ongoing training and constructive feedback. ▶ Brings functional expertise to the Board to augment management's thinking and development. ▶ Seeks opportunities to better understand the Company's business and issues that are important to shareholders and offers innovative solutions to these challenges.
Reporting	The results of the assessments are processed as follows: ▶ The General Counsel reviews and summarizes the responses from each director's assessment for the Non-Executive Chair and each of the committee chairs. ▶ Each director participates in a confidential, open-ended, one-on-one interview facilitated by the Non-Executive Chair to discuss the results of the assessments regarding Board and committee performance, and solicit input on the performance and effectiveness of the Board and committees (except the Non-Executive Chair, who meets with the NCR Committee Chair). ▶ Each committee chair meets separately with each of its members to discuss the results of that committee's assessment.	The results of the peer and self-evaluations are processed as follows: ▶ An independent third party tabulates the results of the evaluation and prepares individual, confidential reports reflecting the directors' peer and self-evaluation findings and recommendations. ▶ The reports are provided to the Non-Executive Chair, except the report on the Non-Executive Chair, which is provided to the NCR Committee Chair. ▶ The Non-Executive Chair briefs the CEO on the results. ▶ Confidential, open-ended, one-on-one interviews are facilitated by the Non-Executive Chair and, for the Non-Executive Chair, by the NCR Committee Chair.
Action Planning	These evaluations have consistently found that the Board and its committees are operating effectively. This evaluation process has led to various refinements designed to increase Board effectiveness over the past few years, including: ▶ Ensuring that Board and committee agendas are appropriately focused on strategic priorities. ▶ Continuing to prioritize diversity when seeking new Board candidates. ▶ Adding additional responsibilities for the NCR Committee, including overseeing the Company's ESG efforts. ▶ Increasing focus on continuous Board succession planning and refreshment. ▶ Enhancing Board evaluation process with a 360-degree peer and self-assessment facilitated by an independent third party.	These evaluations have consistently identified development opportunities for each director. They have also found that each director: ▶ Demonstrates a commitment to the Company's core values. ▶ Participates actively and constructively in, and is well-prepared for, Board and committee meetings. ▶ Exercises independent judgment when considering issues before the Board and committees. ▶ Seeks opportunities to proactively strengthen their understanding of their role as a director and is open to ongoing training and constructive feedback. ▶ Brings functional expertise to the Board to augment management's thinking and development. ▶ Seeks opportunities to better understand the Company's business and issues that are important to shareholders and offers innovative solutions to these challenges.

STOCK OWNERSHIP GUIDELINES

The Stock Ownership Guidelines align the interests of non-employee directors and executive officers with the interests of shareholders, and promote the Company's commitment to sound corporate governance. The non-employee directors and executive officers are expected to achieve and maintain beneficial ownership of Common Stock having a value equal to at least the multiple indicated in the table below of the remuneration payable to them from time to time. The individual guidelines established for each participant are as follows:

Non-Employee Director and Executive Officer Position	Multiple		
Non-Employee Director	4x		Annual Retainer Fee (both Cash and Equity)
Chief Executive Officer	6x		Annual Base Salary Rate
Executive Vice President	3x		Annual Base Salary Rate
Senior Vice President	2x		Annual Base Salary Rate

For purposes of calculating beneficial ownership, (i) Common Stock, RSUs, and DSUs count towards ownership, (ii) PSUs and ESPP shares count once earned and purchased, respectively, and (iii) stock options and shares held through the 401(k) Plan are disregarded.

Executives and non-employee directors are required to achieve compliance within five years of their hire or promotion effective date that caused them to be covered by the guidelines, and their election to the Board, respectively. In the event of any increase in the required ownership level, either as a result of an increase in the remuneration paid or the multiple, the target date for compliance with such increase is five years after the effective date.

The Company measures compliance at the end of each fiscal year, with the compliance determination at that point in time applying for the entire ensuing fiscal year, regardless of fluctuations in the Company's stock price.

In the event any person subject to these guidelines fails to be in compliance by the applicable compliance date, they are required to hold the net shares obtained through all future stock option exercises and RSU vestings, after withholding for the payment of applicable taxes, until such person is in compliance; provided, however, that in order to take into consideration fluctuations in the Company's stock price, any person who has been in compliance as of the end of at least one of the two preceding fiscal years and who has not subsequently sold shares will not be subject to the holding requirements.

The NCR Committee will consider a non-employee director's failure to comply with these guidelines when considering that director for re-election to the Board.

All directors, the CEO, and all other executive officers were in compliance as of the end of Fiscal 2022 (or within the initial five-year period to achieve compliance).

POLITICAL CONTRIBUTIONS AND PUBLIC ADVOCACY

Our Code of Business Conduct prohibits making contributions on behalf of the Company to political parties, political action committees, political candidates, or holders of public office.

The Company is a member of certain trade associations, which support their member companies by offering educational fora, public policy advocacy, networking, and advancement of issues important to the retail and footwear industries, as well as the business community generally. Given the diversity of interests, viewpoints, and broad membership represented by these trade associations, their positions may not always reflect the Company's values.

The Company is a member of, and has paid membership fees to, the FDRA, RILA, and The Business Council, which, as part of their overall activities, may engage in advocacy activities concerning issues important to the retail or footwear industries or the business community generally, as applicable.

We periodically review our membership in these trade associations, and the positions they support, to evaluate whether there is alignment with our values and business objectives on public policy matters we consider material to our efforts to serve our stakeholders. Where we identify a significant inconsistency on a material policy issue, we will discuss and review our options with respect to such organization, including the benefits and challenges associated with our continued membership. Actions that we may take to address material misalignment include engagement with the trade association or consideration of the termination of our membership in the trade association.

For additional information regarding our Board's political and public advocacy oversight, see **Political and Public Advocacy Oversight** on page 35.

OUR BOARD'S OVERSIGHT OF OUR BUSINESS

The Board believes deeply that it must be fit for its purpose and provide strategic value to the Company. Oversight of the Company's business strategy is a key responsibility of the Board, including work embedded in the Board committees. The Board believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties. The Board's oversight and management's execution of business strategy are viewed with a long-term mindset and a focus on assessing both opportunities for, and potential risks to, the Company. In addition to financial and operational performance, other measures, including ESG goals, are discussed regularly by the Board and its committees.

While the Board and its committees oversee strategic planning, management is charged with developing and executing the business strategy. Management is completely transparent with the Board. To monitor the performance of the Company's strategic goals, the Board maintains an open dialogue with, has regular access to, and receives ongoing updates from, management. For example, our Non-Executive Chair has monthly calls with management, and each of the committee chairs regularly engages with their respective management liaisons. These discussions are enhanced with "hands-on" experiences, such as store and facility visits, to provide directors with opportunities to see strategy execution firsthand.

HUMAN CAPITAL MANAGEMENT AND SUCCESSION PLANNING OVERSIGHT

The Board believes that the strength of the Company's workforce is one of the significant contributors to our success as a global company that leads with purpose. One of the primary responsibilities of the Board is to ensure that the Company has a high-performing CEO and management team. To meet that goal, the Board, the HCC Committee, the NCR Committee, and management share responsibility for management development and succession planning, guided by a very intentional process:

Responsible Party	Oversight Area
Board	Oversight of these topics as part of its overall oversight role, including regular reviews of management development and succession planning to maximize the pool of emerging diverse talent who can assume top management positions without undue interruption. The Board is committed to actively seeking highly-qualified diverse individuals from a range of backgrounds—in terms of gender, ethnicity, and perspectives—to include in the pool of potential candidates.
	In assessing possible CEO and other senior leadership candidates, our independent directors identify the skills, experiences, and attributes they believe are required to be an effective leader in light of the Company's global business strategies, opportunities, and challenges. This process is designed to prepare the Company for both expected successions, such as those arising from anticipated retirements, as the Company experienced in 2022 with Mr. Johnson, as well as those occurring when executives leave unexpectedly, including due to death, disability, or other unforeseen events. Each director has complete and open access to any member of management. Members of management, including those several levels below senior management, are invited regularly to make presentations at Board and committee meetings and meet with directors in informal settings to allow the directors to form a more complete understanding of the executives' skills and character. We maintain updated emergency succession plans for the CEO. Succession reviews for key executive roles consist of an assessment of internal candidates and external talent identified by executive search firms, as well as professional and leadership development plans for internal candidates. To reflect the Company's commitment to diversity, in connection with the use of any search firm to identify potential CEO candidates, the Board requires the search firm to include in its initial list of candidates qualified candidates who reflect diverse backgrounds, including, but not limited to, diversity of race, ethnicity, national origin, gender, and sexual orientation.
HCC Committee	As described in its charter, primary responsibility for organizational talent and development and management succession planning, including regular reviews of executive performance, potential, and succession planning with a deeper focus than the full Board review, emphasizing career development of promising management talent. The Board made human capital management a priority through its HCC Committee, which oversees the Company's strategies and initiatives on diversity and inclusion, employee well-being, compensation and benefits, and engagement.
NCR Committee	As described in its charter, primary responsibility for reviewing and making recommendations regarding the governance and process around CEO succession planning. The Board made ESG a priority through its NCR Committee, which oversees the Company's ESG efforts, including diversity and inclusion and the LEED initiative, which serve as talent recruitment tools.
Management	Collaboration of the Chief Human Resources Officer and senior Human Resources leaders with functional leaders across the Company in developing and implementing programs to attract, assess, and develop management-level talent for possible future senior leadership positions.

For additional information on the Company's human capital management strategies and initiatives, see our Annual Report, which is available at **investors.footlocker-inc.com/ar**.

ESG OVERSIGHT

The Board is actively engaged in the oversight of the Company's global ESG strategy. In exercising its authority, the Board recognizes that the long-term interests of our shareholders are best advanced when considering other stakeholders and interested parties, including customers, team members, business partners, and the communities we serve. The NCR Committee oversees our global ESG strategy, and the Board receives updates from the NCR Committee Chair throughout the year. In addition, each of the Audit Committee, HCC Committee, and Technology Committee have certain ESG oversight responsibilities relevant to their respective committees.

Inspired by engagement with our stakeholders, the Company publishes an annual Impact Report. The Impact Report provides details on our global ESG strategy, consistent with the SASB reporting standards and TCFD reporting framework. Our global ESG strategy is focused on four pillars:



| Leveraging the Power of Our People and Communities | Strengthening the Sustainability of Our Supply Chain | Managing and Reducing Our Environmental Impacts | Operating Ethically and Transparently |

For additional information regarding our global ESG program and Board oversight, see our Impact Report, which is available at **investors.footlocker-inc.com/impactreport**.

The Company has adopted the following policy statements related to its global ESG strategy:

Policy Statement	Purpose
Global Environmental and Climate Change Statement	Sets out certain sustainability and environmental commitments and priorities, including reducing GHG emissions that have an adverse effect on climate change, and certain responsibilities of its suppliers. This policy statement is available at **investors.footlocker-inc.com/climate**.
Global Human Rights Statement	Sets out certain commitments, including maintaining a work environment that respects and supports the provision of basic human rights to all of its team members around the world, regardless of the country in which they work, to the full extent permitted by law, and certain responsibilities of its suppliers. This policy statement is available at **investors.footlocker-inc.com/humanrights**.
Global Occupational Health and Safety Statement	Sets out certain commitments, including operating in a safe and responsible manner to protect the health and safety of its team members, partners, and customers, and certain responsibilities of its suppliers. This policy statement is available at **investors.footlocker-inc.com/safety**.
Global Water Stewardship Statement	Sets out certain commitments, including operating in a safe and responsible manner to protect against water risks and seeking to promote the human right to water and sanitation, and certain responsibilities of its suppliers. This policy statement is available at **investors.footlocker-inc.com/water**.

POLITICAL AND PUBLIC ADVOCACY OVERSIGHT

Our Board has political and public advocacy oversight responsibility, including ensuring that management's political and lobbying expenditures are aligned with the Company's strategy. The Board has adopted policies and procedures to oversee political and lobbying expenditures. As part of its ESG oversight responsibility, the NCR Committee reviews annually the Board's policies and procedures regarding politics and public advocacy and that the Company's publicly-stated positions are aligned with its related activities and spending. For additional information regarding our policies concerning political contributions and public advocacy, see **Political Contributions and Public Advocacy** on page 32.

RISK OVERSIGHT

The Board has oversight responsibilities regarding risks that could impact the Company. Oversight for some of these risks is assigned to the committees—largely the Audit Committee and Technology Committee—based on the individual risk.

The Audit Committee has established procedures for reviewing the Company's risks. These procedures include regular risk monitoring by management to update current risks and identify potential new and emerging risks, quarterly risk reviews by management with the Audit Committee, and an annual risk report to the Board. In addition, the Audit Committee receives regular briefings from our Chief Financial Officer, Chief Accounting Officer, General Counsel, and Vice President of Internal Audit. During these meetings, the Audit Committee and management discuss these risks, risk management activities and efforts, best practices, lessons learned from incidents at other companies, the effectiveness of our controls, and other related matters. The Audit Committee Chair reports on the committee's meetings, considerations, and actions to the Board at the next Board meeting following each Audit Committee meeting.

The HCC Committee considers risk in relation to the Company's compensation policies and practices. The HCC Committee's independent compensation consultant provides an annual report to the committee on risk relative to the Company's compensation programs.

The Technology Committee has established procedures for reviewing the Company's GTS risks. These procedures include regular risk monitoring by management to update current risks and identify potential new and emerging risks. In addition, the Technology Committee receives regular briefings from our Chief Operations Officer, Chief Technology Officer, Chief Information Security Officer, and outside experts on cybersecurity risks and cyber risk oversight. During these meetings, the Technology Committee and management discuss these risks, risk management activities and efforts, best practices, lessons learned from incidents at other companies, the effectiveness of our security measures, and other related matters. The Technology Committee Chair reports on the committee's meetings, considerations, and actions to the Board at the next Board meeting following each Technology Committee meeting.

The Company believes that this risk oversight process is appropriate in light of the Company's business, size, and active senior management participation, including by the CEO, in managing risk and holding regular discussions on risk with the Audit Committee, the HCC Committee, the Technology Committee, and the Board.

CYBERSECURITY

We are subject to technology risks, including failures, security breaches, and cybersecurity risks, that could harm our business. Our cybersecurity program includes the following elements:

Element	Strategy
Technology	We employ a layered "defense, detect, and respond" strategy.
Benchmarking and External Engagement	We benchmark our security practices against other organizations and are active in the information security community.
Third-Party Assessments	We engage a range of outside experts to regularly assess our organizational security programs, processes, and capabilities.
Internal Assessments	We regularly test and improve our information systems through security risk and compliance review, user access campaigns, and other strategies.

PRIVACY

Our privacy policies and privacy statements govern our treatment of customer data. These policies describe the types of customer personal information we collect, how we use and share the information, and the measures we take in order to protect the security of the information. Our policies provide multiple points of contact through which our customers may initiate inquiries, make requests, and raise concerns to us regarding our collection, sharing, and use of their personal data. Our privacy policies and practices in the European Union were updated in 2018 in response to the GDPR requirements. Similarly, our privacy statements and practices in the United States were updated in response to CCPA and other recent state privacy laws.

CODE OF BUSINESS CONDUCT

The Company has adopted a Code of Business Conduct applicable to all directors, executive officers, corporate officers, and other team members, and requires them to each sign annually to certify they have reviewed and understand the Code of Business Conduct. The Company periodically reviews the Code of Business Conduct and revises it, as appropriate. Any waivers of the Code of Business Conduct for directors and officers must be approved by the Audit Committee. The Code of Business Conduct is available at **investors.footlocker-inc.com/cobc**, and all current waivers for directors and officers are available at **investors.footlocker-inc.com/cobcwaivers**.

GLOBAL SOURCING GUIDELINES

Without a sound commitment to human rights and implementation through due diligence, jobs can be precarious, compensation can be below a living wage, and individuals can be subjected to modern day slavery, among a range of other potential impacts. Therefore, as part of our ESG strategy, we have policies, processes, and practices in place to systematize our human rights approach and how we respond to serious allegations. This is a public good for all stakeholders.

Our Global Sourcing Guidelines require all of our suppliers to respect certain employment standards that we believe should be universal, notwithstanding more relaxed standards (if any) imposed by law. In the selection of our suppliers, we work hard to choose reputable business partners who are committed to our ethical standards and business practices. The Global Sourcing Guidelines are distributed annually to each of our suppliers and each supplier agrees that, by accepting orders from us, it will abide by and implement its terms and require the same from each of its subcontractors. Each of our suppliers acknowledges that its failure to honor these guidelines will compel us to reevaluate, and possibly terminate, our business relationship with them. The Global Sourcing Guidelines are an integral part of our purchase agreements with suppliers, and to assure conformity with the Global Sourcing Guidelines, we reserve the right to make periodic, unannounced inspections of their facilities, and suppliers agree to maintain and provide upon request all documentation necessary to demonstrate compliance.

Our Global Sourcing Guidelines provide the following:

Standard	Policy
Anti-Bribery and Anti-Corruption	We will only partner with suppliers who comply with applicable anti-bribery and anti-corruption laws.
Cargo Security	Each supplier is responsible for safeguarding the security of merchandise to the point of delivery and ensuring it does not contain illegal materials or substances, illegal drugs, contraband, or weaponry.
Child Labor	Child labor is not permissible.
Conflict Minerals and Restricted Chemicals	All raw materials and substances used to produce our products must comply with all applicable conflict minerals regulations and chemical content and exposure laws.
Employment	We will only do business with suppliers whose workers are, in all cases, present voluntarily, compensated fairly, safeguarded from physical harm, and free from discrimination and exploitation. For additional information regarding our commitment to human rights, see our Global Human Rights Statement available at **investors.footlocker-inc.com/humanrights**.
Forced Labor	Forced labor, whether in the form of prison labor, involuntary or slave labor (including human trafficking), indentured labor, bonded labor, or otherwise is not permissible. Employment must always be on a voluntary basis.
Harassment and Abuse	We expect all employees to be treated with respect and dignity. We will not deal with suppliers whose employees are subjected to corporal punishment, mental or physical coercion, or physical, sexual, psychological, or verbal harassment or abuse.
Health and Safety	We will only partner with suppliers who provide their employees with a safe and healthy work environment designed to prevent accidents and injury to health arising out of or occurring in the course of work. At a minimum, we require that suppliers comply with all applicable, legally-mandated standards for workplace health and safety. For additional information regarding our commitment to health and safety, see our Global Occupational Health and Safety Statement available at **investors.footlocker-inc.com/safety**.
Nondiscrimination	We believe that employment should be based on ability and not on belief or any other personal characteristics. We will only deal with suppliers who do not practice discrimination in employment, including in hiring, salary, benefits, advancement, discipline, termination, retirement, or in other aspects of employment on the basis of race, color, nationality, ethnic origin, gender, religion, age, sexual orientation, marital status, disability, or similar factors.
Subcontracting	Our suppliers may not utilize subcontractors to manufacture our products without our prior written approval and only after the subcontractor has agreed to comply with the Global Sourcing Guidelines.
Sustainability	We expect our suppliers to have a commitment to sustainability, reduce waste, and work toward reducing their carbon emissions in line with international climate targets. Each supplier facility must comply with all laws and regulations relating to environmental protection in the country in which it operates. We expect suppliers to implement reasonable measures to mitigate negative impacts generated from their operations on the environment.
Wages and Benefits	We will only partner with suppliers who compensate their employees fairly by providing wages, overtime premiums, and benefits that, at the very least, comply with legally-mandated minimum standards.
Working Hours	We will only partner with suppliers who maintain reasonable work hours, not exceeding prevailing local standards, or any maximum prescribed by applicable laws.

The Company continuously reviews the Global Sourcing Guidelines and revises them, as appropriate, consistent with best practices. The Global Sourcing Guidelines are available at **investors.footlocker-inc.com/gsg**.

SHAREHOLDER ENGAGEMENT

WHY WE ENGAGE

The Board's relationship with shareholders is an important part of the Company's success. The Board believes it is important to foster long-term relationships with shareholders and understand their perspectives. The Board has a long tradition of engaging with shareholders. The Board values an open dialogue with shareholders, and the Board believes that regular communication is a critical part of the Company's long-term success. Through these activities, the Board discusses the Company's corporate governance, executive compensation programs, ESG, and other topics of interest to shareholders. We also closely monitor policy statements and areas of focus for shareholders. These engagement efforts allow the Board to better understand shareholders' priorities and perspectives and provide the Board with useful input concerning the Company's compensation, corporate governance, and ESG practices.

The Board is committed to:

▶ **Accountability.** Drive and support leading corporate governance and board practices.

▶ **Transparency.** Maintain high levels of transparency on a range of financial, governance, and ESG issues to build trust.

▶ **Engagement.** Proactively engage with shareholders and proxy advisory firms on a range of topics to sustain two-way dialogue and identify emerging trends and issues to inform the Board's thinking and approach.

This shareholder engagement program complements the ongoing dialogue throughout the year among shareholders and our Chief Executive Officer, Chief Financial Officer, and Investor Relations team on our financial and strategic performance.

WHO WE ENGAGE

During the 2022 shareholder engagement cycle, our Non-Executive Chair, General Counsel, and Deputy General Counsel met individually with shareholders representing over 40% of our total shares outstanding, as well as proxy advisory firms.

TOPICS OF ENGAGEMENT

▶ CEO Search Process
▶ Separation of Chair and CEO Roles
▶ Board and Management Succession
▶ Boardroom and Company Culture

▶ Human Capital Management
▶ Executive Compensation
▶ ESG
▶ Supply Chain Risk Assessment

We had discussions regarding executive compensation and our 2022 Say-on-Pay vote as part of our 2022 shareholder engagement cycle and took into account the views of shareholders regarding the design and effectiveness of our executive compensation program. In light of this support and feedback received during our shareholder engagement, the HCC Committee decided to retain the general program design. The HCC Committee will continue to assess the executive compensation program against changing business conditions and shareholder feedback.

HOW WE HAVE BEEN RESPONSIVE TO ENGAGEMENT

The Non-Executive Chair shares the feedback gained from our shareholder engagement meetings with the Board and the NCR Committee, as well as compensation-specific feedback with the HCC Committee. In recent years, we have taken a number of actions based on shareholder feedback to strengthen our governance practices, global ESG strategy, and disclosure. For example, the Board separated the Chair and CEO roles, adopted proxy access, amended our By-Laws to implement a majority voting standard



SUMMER
▶ The Board reviews the voting results of the prior annual meeting.
▶ The Board reviews governance trends and key topics from the prior proxy season and peer company practices.

FALL
▶ We contact shareholders and proxy advisors to engage in conversations and listen to their concerns and other feedback on our governance and compensation practices.
▶ Our Non-Executive Chair shares engagement feedback with the Board.

WINTER
▶ The Board uses the feedback from our engagement meetings in its review of governance and compensation practices for the coming year.
▶ We begin drafting this Proxy Statement and consider disclosure enhancements based on the engagement feedback.

SPRING
▶ We file our Proxy Statement and contact shareholders to answer any questions concerning the proposals.

ANNUAL MEETING



"Our Board serves at the pleasure of you, our shareholders. Therefore, as a Board, one of our highest priorities is hearing from you. For this reason, over the past several years, I have led, on behalf of our Board, a structured and governance-focused shareholder engagement program designed to hear you speak and then share this feedback with the Board."

DONA D. YOUNG
(she/her/hers)
Non-Executive Chair

in uncontested director elections, and added the Director Nominees' Skillset Matrix to this Proxy Statement to describe each director's qualifications. The Company also enhanced its ESG disclosure by publishing an Impact Report, which is presented consistent with the SASB reporting standards and TCFD reporting framework and is available at **investors.footlocker-inc.com/impactreport**. These examples evidence our continued commitment to remain responsive on a variety of shareholder concerns. Please continue to share your thoughts or concerns at any time. The Board has established a process to facilitate shareholder communications with the Board, as described below.

COMMUNICATIONS WITH OUR BOARD

Shareholders and other interested parties who wish to communicate directly with the independent directors of the Board should send a letter to the Board. The Procedures for Communications with the Board are available at **investors.footlocker-inc.com/boardcomms**. Our Secretary will promptly send a copy of the communication to the Non-Executive Chair, who may direct our Secretary to send a copy of the communication to the other independent directors and may determine whether a meeting of the independent directors should be called to review the communication.

MAJORITY VOTING IN THE ELECTION OF DIRECTORS

Directors must be elected by a majority of the votes cast in elections for which the number of nominees for election does not exceed the number of directors to be elected. A plurality vote standard applies to contested elections where the number of nominees exceeds the number of directors to be elected. Our Corporate Governance Guidelines provide that any incumbent director who does not receive a majority of the votes cast in an uncontested election is required to tender their resignation for consideration by the NCR Committee. The NCR Committee will make a recommendation to the Board whether to accept or reject the resignation, or take other action. The director who tenders their resignation will not participate in the NCR Committee or Board's decision. In determining its recommendation to the Board, the NCR Committee will consider all factors that it deems relevant. Following such determination, the Company will promptly publicly disclose the Board's decision, including, if applicable, the reasons for rejecting the tendered resignation.

PROXY ACCESS

Under our proxy access by-law, a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Common Stock continuously for at least three years as of the date of the notice of nomination, may nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater (subject to certain limitations set forth in the By-Laws), provided that the shareholder(s) and nominee(s) satisfy the requirements specified in the By-Laws.



BOARD OF DIRECTORS

Our Board consists of individuals from a diverse range of backgrounds—in terms of gender, age, ethnicity, skills, and business and Board experience—with an equally diverse range of perspectives. What our Board shares is a common desire to support and oversee management in executing our **"Lace Up" Plan**.

The Board has delegated certain duties to its committees, which assist the Board in carrying out its responsibilities. There are five standing committees of the Board. Each independent director serves on at least two committees.

The Board has adopted charters for each of the Audit Committee (**investors.footlocker-inc.com/audit**), HCC Committee (**investors.footlocker-inc.com/comp**), NCR Committee (**investors.footlocker-inc.com/gov**), and Technology Committee (**investors.footlocker-inc.com/tech**).

As a general principle, the Board believes that the periodic rotation of committee and committee chair assignments on a staggered basis provides opportunities to foster diverse perspectives, develops further the depth and breadth of knowledge within the Board, and prepares the Board for future director succession. For example, in May 2021, Mr. McKenna rotated off as Chair of the Finance Committee, and was replaced by Mr. Oakland, and Mr. Oakland rotated off as Chair of the NCR Committee, and was replaced by Mr. Payne. In February 2022, Ms. Drosos was added to the Audit and Finance Committees.



COMMITTEES



AUDIT

GUILLERMO G. MARMOL Chair

Other Members:
Drosos, Nicosia (Audit Committee Financial Expert), Payne, and Young

2022 Meetings: 9

KEY OVERSIGHT RESPONSIBILITIES

- appoints the independent auditors
- approves the independent auditors' compensation
- assists the Board in fulfilling its oversight responsibilities in the following areas:
  - accounting policies and practices
  - financial statements
  - legal and regulatory compliance
  - risk
  - independent auditors' qualifications, independence, and performance
  - internal auditors' qualifications, performance, and compensation
  - Code of Business Conduct compliance
- establishes procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting and audit controls, and auditing matters
- reviews insurance and self-insurance reserves
- reviews derivatives policy and use of derivatives
- reviews and discusses risk assessments from management with respect to ESG-related risks, and relevant ESG metrics and attestations associated with these metrics

This committee consists of five independent directors, as independence is defined under the SEC and NYSE rules applicable to audit committee members. All of the members meet the expertise requirements under the NYSE rules. The Board has determined that Ms. Nicosia qualifies as an "Audit Committee Financial Expert," as defined by the rules under the Exchange Act, through her relevant experience as a sitting Chief Executive Officer, and her prior experience as president of an operating unit of a large multinational corporation where she supervised the finance and accounting professionals responsible for, and personally analyzed and evaluated, financial statements, as well as internal controls over financial reporting.

The **Audit Committee Report** appears on page 117.



EXECUTIVE

DONA D. YOUNG Chair

Other Members:
Dillon, Marmol, Oakland, Payne, and Underhill

2022 Meetings: 7
(all related to CEO succession process)

KEY OVERSIGHT RESPONSIBILITY

- shares all of the powers of the Board during intervals between Board meetings, with all directors invited to participate, and used only in extraordinary circumstances, such as an imminent CEO succession process



HCC

KIMBERLY UNDERHILL Chair

Other Members:
Feldman, Marmol, Nicosia and Young (Ex Officio Member)

2022 Meetings: 7

KEY OVERSIGHT RESPONSIBILITIES

- determines the CEO's compensation
- reviews and approves compensation for executive officers, corporate officers, and other highly-compensated executives
- approves all equity compensation
- assesses risk in relation to the Company's compensation policies and practices
- administers the Company's compensation plans reviews
- reviews and makes recommendations to the Board concerning human capital matters, including executive development and succession
- reviews non-employee directors' compensation and makes recommendations to the Board concerning the form and amount of non-employee directors' compensation
- reviews relevant ESG factors in its oversight of compensation, benefits, and employment arrangements

This committee consists of four independent directors, and an Ex Officio Member, as independence is defined under the NYSE rules applicable to compensation committee members.

See the **CD&A** beginning on page 50 for a discussion of the HCC Committee's procedures for determining compensation, and the **HCC Committee Report** on page 68.



NCR

ULICE PAYNE, JR. **Chair**

Other Members:
Oakland, Underhill, Walker, and Young

2022 Meetings: 5

KEY OVERSIGHT RESPONSIBILITIES

- oversees the Company's ESG strategy and reviews and considers related public reporting, including the Company's annual Impact Report, and the role of ESG in the Company's strategy
- oversees corporate governance matters affecting the Company, including developing and recommending criteria and policies relating to director service and tenure
- establishes criteria for Board candidates
- retains a third-party search firm from time to time to identify potential director candidates

- selects new director nominees to recommend to the Board
- considers the re-nomination of existing directors after it conducts an annual review of each director's qualifications, experience, and independence
- reviews membership on the Board committees and, after consultation with the CEO and Non-Executive Chair, makes recommendations to the Board annually regarding committee, and committee chair, assignments
- reviews trends and governance with regard to non-employee directors' compensation

Shareholders who wish to recommend candidates for Board membership may contact the NCR Committee in the manner described under **Communications with Our Board** on page 39. Shareholder nominations must be made according to the procedures required under, and within the timeframe described in, the By-Laws and under **Deadlines and Procedures for Nominations and Shareholder Proposals for the 2024 Annual Meeting** on page 121. Shareholder-recommended candidates and shareholder nominees whose nominations comply with these procedures will be evaluated by the NCR Committee in the same manner as the Company's nominees.



TECHNOLOGY

STEVEN OAKLAND **Chair**

Other Members:
Drosos, Feldman, Walker, and Young (Ex Officio Member)

2022 Meetings: N/A

KEY OVERSIGHT RESPONSIBILITIES

- reviews and approves GTS strategy, risks, controls, processes, and progress
- considers the staffing adequacy, skills, and allocation of GTS resources
- assesses and provides feedback on technology trends
- oversees, in conjunction with the Audit Committee, the GTS ERM framework

- reviews ERP, including significant technology acquisition processes
- reviews data and analytics capabilities and information governance framework
- reviews digital engagement strategy, development, and operations, as well as customer satisfaction performance results
- reviews, in connection with its oversight of the Company's utilization of technology and digital engagement, relevant ESG factors

Given the Company's strategic direction and the Board's increased focus on the Company's technology and digital engagement oversight responsibilities, including the significant GTS investments included in our **"Lace Up" Plan**, in February 2023, the Board established the Technology Committee. The Board simultaneoulsy disbanded the Finance Committee, which previously had oversight for strategic investments, capital allocation, insurance, and derivatives. The Finance Committee held 6 meetings during 2022. Given these changes, certain responsibilities of the Finance Committee were assigned to the Audit Committee, including insurance and derivatives, with the balance sitting with the full Board, and certain responsibilities of the Audit Committee, including cybersecurity risk oversight, were assigned to the Technology Committee. These changes reflect the Board's agility and alignment with the Company's strategy.

DIRECTOR COMPENSATION

This discussion relates to the compensation we pay to non-employee directors. We do not pay additional compensation to any director for service on the Board or any committee who is also a Company employee.

KEY PRINCIPLES OF DIRECTOR COMPENSATION PROGRAM

The Company compensates its non-employee directors for their service according to the following principles:

Category	Description
Pay Position	The targeted pay position for our non-employee directors' compensation program is the median of the retail and general industry market reference points.
Peer Groups	When establishing reference points for market comparisons of our non-employee directors' compensation program, we consider the retail peer group used for our executive compensation purposes and general industry data for similarly-sized companies. See **Peer Group Approach** beginning on page 64 for more information on our peer group.
Pay Evaluation Perspective	When assessing the competitive position of our non-employee directors' compensation program, the primary focus is on the total targeted compensation opportunity.
Pay Mix	Our non-employee directors' compensation program consists of a balance of cash and equity, with an emphasis on equity. See **Components of Director Compensation Program** on page 44 for further information.
Differentiation	The non-employee directors' compensation provides additional compensation for leadership positions on the Board, including the Non-Executive Chair and committee chair roles. See **Components of Director Compensation Program** on page 44 for further information.
Stock Ownership	Our Stock Ownership Guidelines for non-employee directors further align our directors with our shareholders' interests, with compliance measured annually, as described further in **Stock Ownership Guidelines** beginning on page 31.
Deferral Opportunities	Non-employee directors may elect to receive all or a portion of the cash component of their annual retainer fee, including committee chair retainers, in the form of DSUs or to have these amounts placed in an interest account. Directors may also elect to receive all or a portion of the stock component of their annual retainer fee or their RSU awards in the form of DSUs. Beginning in 2023, the Non-Executive Chair may also elect to receive all or a portion of her Non-Executive Chair retainer in the form of DSUs.
Total Compensation Limits	Meaningful limits on non-employee directors' compensation have been established to ensure consistency with sound governance practices. See **Components of Director Compensation Program** on page 44 for further information.
Regular Review	The NCR Committee conducts regular reviews of governance practices and trends in directors' compensation to ensure our program's consistency with sound governance practices and reports out to the Board. The HCC Committee conducts regular reviews of our non-employee directors' compensation program and makes recommendations to the Board regarding the amount and form of directors' compensation each year.

COMPONENTS OF DIRECTOR COMPENSATION PROGRAM

The Company's non-employee directors were paid the following fees in 2022:

Fee	Amount ($)	Form of Payment
Annual Retainer	150,000	
Committee Chair Retainer		
Audit Committee	25,000	50% cash[1] and
Finance Committee	15,000	50% Common Stock[2]
HCC Committee	25,000	
NCR Committee	15,000	
Lead Independent Director Retainer[3]	50,000	
Meeting Fee[4]	2,000 per Board and committee meeting attended	Cash
Annual RSU Award	70,003	RSUs[5]

[1] Directors may defer all or a portion of the fee in the form of DSUs or have these amounts placed in an Interest Account.

[2] Directors may defer all or a portion of the fee in the form of DSUs.

[3] Beginning in 2023, the Lead Independent Director or Non-Executive Chair, as applicable, may also elect to receive all or a portion of the fee in the form of DSUs.

[4] The Company also reimburses reasonable expenses incurred in attending Board and committee meetings, other meetings with management, and continuing education programs, including transportation, hotel accommodations, and meals.

[5] Directors may defer all or a portion of the RSU awards in the form of DSUs.

Each non-employee director's annual compensation, including cash and equity but excluding dividend equivalents paid on DSUs for previously-deferred compensation and credited in the form of additional DSUs, is capped at $600,000 per fiscal year. Directors are eligible to receive the same discount on purchases of merchandise from our stores and websites that is available to team members.

For all compensation periods through and including Fiscal 2022, six of our current directors have previously elected to defer all or a portion of one or more of their annual retainers, committee chair retainers, or annual RSU award into DSUs, and none of the current directors have elected to place any amount of their annual retainer fees into an interest account.

GOVERNANCE

The HCC Committee and NCR Committee jointly oversee our non-employee director compensation program, conduct annual reviews, and make recommendations for adjustments, as appropriate, to the Board. The NCR Committee reviews trends and governance with regard to non-employee directors' compensation. Following consultation with the NCR Committee, the HCC Committee reviews non-employee directors' compensation and makes recommendations to the Board concerning the form and amount of non-employee directors' compensation.

In connection with the review conducted in Fiscal 2022, the HCC Committee's independent compensation consultant assessed the compensation paid to our non-employee directors against non-employee director compensation trends and data from our company peer group, including overall trends and governance principles, market competitiveness of our program, and the mix of cash and equity provided under our program. Following this review, the annual RSU award was increased to $80,000, and the Non-Executive Chair annual retainer was set at $250,000, effective beginning in Fiscal 2023. Other aspects of the program, including the annual retainer, committee chair annual retainers, and mix of cash and equity, were found to be aligned with industry norms and best practices.

FISCAL 2022 DIRECTOR COMPENSATION

The amounts paid to each non-employee director for Fiscal 2022, including amounts deferred under the Stock Incentive Plan, and the RSUs granted to each non-employee director are reported in the tables below:

(a) Name	(b) Fees Earned or Paid in Cash ($)	(c) Stock Awards ($)[1]	(d) Total ($)
Drosos	135,020	138,734	273,754
Feldman	133,008	194,971	327,979
Marmol	169,509	157,494	327,003
McKenna[2]	49,016	31,234	80,250
Nicosia	66,250	208,006	274,256
Oakland	150,500	166,245	316,745
Payne	158,500	158,623	317,123
Underhill	161,509	157,494	319,003
Walker	131,000	150,637	281,637
Young	203,000	271,948	474,948

[1] Column (c) reflects the following three items:

[A] the grant date fair value determined in accordance with FASB ASC 718 for the portion of a director's annual retainer fees (including committee chair retainer fees) for Fiscal 2022 paid in shares of Common Stock (including any portions deferred in the form of DSUs under the Stock Incentive Plan) ($25.25 per share, representing the closing price of a share of Common Stock on June 30, 2022). Such shares of Common Stock are fully vested on grant, regardless of whether deferred into DSUs.

[B] the grant date fair value determined in accordance with FASB ASC 718 for RSUs granted in Fiscal 2022 ($30.92 per share, representing the closing price of a share of Common Stock on the grant date). In May 2022, each director received an award of 2,264 RSUs. The number of RSUs granted was calculated by dividing $70,000 by the closing price of a share of Common Stock on the grant date, rounded to the nearest full share. The RSUs will vest in May 2023, provided the director continues to serve on the Board through the vesting date. Each RSU represents the right to receive one share of Common Stock on the vesting date. No dividends are paid or accrued on the RSU awards. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

[C] the grant date fair value, determined in accordance with FASB ASC 718, for dividend equivalents paid on DSUs and credited in the form of additional DSUs, made to Messrs. Feldman, Oakland, Payne, and Walker, and Mses. Nicosia and Young ($29.31 per share for DSUs granted on April 29, 2022, $28.37 per share for DSUs granted on July 29, 2022, $31.41 per share for DSUs granted on October 28, 2022, and $43.98 per share for DSUs granted on January 27, 2023, representing the closing price of a share of Common Stock on the quarterly payment date). Such additional DSUs are fully vested on grant.

The following table sets forth the grant date fair value of the above stock awards granted to our non-employee directors in Fiscal 2022:

Name	Retainer Paid in Common Stock ($)	RSUs ($)	DSUs ($)	Total ($)
Drosos	68,731	70,003	—	138,734
Feldman	74,993	70,003	49,975	194,971
Marmol	87,491	70,003	—	157,494
McKenna[2]	31,234	—	—	31,234
Nicosia	131,250	70,003	6,753	208,006
Oakland	82,500	70,003	13,742	166,245
Payne	82,500	70,003	6,120	158,623
Underhill	87,491	70,003	—	157,494
Walker	75,000	70,003	5,634	150,637
Young	75,000	70,003	126,945	271,948

[2] Mr. McKenna served as a director during 2022 until his retirement from the Board in May 2022.

For additional information on the valuation assumptions, refer to Note 22 to the Company's financial statements in our Annual Report, which is available at **investors.footlocker-inc.com/ar**.

As of the end of Fiscal 2022, the number of RSUs and DSUs held by our non-employee directors were as follows:

Name	RSUs (#)	DSUs (#)
Drosos, Marmol, and Underhill	2,264	—
Feldman	2,264	32,148
Nicosia	—	7,855
Oakland	—	11,933
Payne	—	7,030
Walker	—	6,642
Young	—	84,679

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

The Company has entered into indemnification agreements with its directors and officers, as approved by shareholders at the 1987 annual meeting.

We have purchased directors and officers liability and corporation reimbursement insurance from the following group of insurers:

- ► ACE American Insurance Co.
- ► American International Group
- ► Arch Insurance Co.
- ► Argonaut Insurance Co.
- ► Beazley Insurance Co.

- ► Berkley Insurance Co.
- ► Chubb Bermuda Insurance Ltd.
- ► Continental Casualty Co.
- ► Endurance American Insurance Co.
- ► Freedom Specialty Insurance Co.

- ► Hartford Accident & Indemnity
- ► Markel Insurance Co.
- ► North American Specialty Insurance Co.
- ► Zurich American Insurance Company

These policies insure all of the directors and officers of the Company and its covered subsidiaries, as well as the Company and all of its wholly-owned subsidiaries. The policies were written for a 12-month term, expiring October 12, 2023. The total annual premium for these policies, including fees and taxes, is $1,367,324.

Directors and officers of the Company, as well as all other team members with fiduciary responsibilities under ERISA, are insured under policies issued by the following group of insurers:

- ► ACE American Insurance Co.
- ► Continental Casualty Co.

- ► Endurance American Insurance Co.
- ► Hudson Insurance Co.

- ► Zurich American Insurance Company

The policies were written for a 12-month term, expiring October 12, 2023. The total annual premium for these policies, including fees and taxes, is $263,681.



Our Core Values

 ## Leadership
RESPECT, INSPIRE, DEVELOP, AND EMPOWER

 ## Integrity
ACT HONESTLY, ETHICALLY, AND HONORABLY

 ## Service
DELIVER EXCELLENCE TO OUR INTERNAL AND EXTERNAL CUSTOMERS

 ## Team Work
COLLABORATE, TRUST, SUPPORT, AND COMMIT

 ## Innovation
BE A STUDENT OF THE BUSINESS TO INITIATE AND FOSTER NEW IDEAS

PROPOSAL 2 | ADVISORY VOTE TO APPROVE NEO COMPENSATION

 **The Board recommends a vote FOR this proposal.**

In accordance with the requirements of Section 14A of the Exchange Act and the related SEC rules, our shareholders have the opportunity to cast a non-binding, advisory vote to approve the compensation of our NEOs, as disclosed beginning on page 50 (a "Say-on-Pay" vote). We currently hold our "Say-on-Pay" vote every year, consistent with the preference previously expressed by a majority of our shareholders.

As described in detail in the **CD&A** beginning on page 50, our compensation program is designed to attract, motivate, and retain talented executives responsible for leading our strategic priorities and, in turn, deliver value to our shareholders. Our executive compensation program ties pay closely to performance. A significant portion of the compensation provided to the NEOs is based upon the Company's performance or the performance of our share price, and we believe this compensation structure closely aligns the interests of our executives with the interests of our shareholders. The higher an executive's position, the greater percentage of their compensation is tied to performance.

At our 2022 annual meeting, over 81% of shares voted on the Say-on-Pay proposal supported the executive compensation program. The HCC Committee considered the results of the 2022 Say-on-Pay vote in reviewing the program for 2023. Additionally, we had individual discussions with shareholders representing over 40% of our total shares outstanding, as well as proxy advisory firms, regarding executive compensation as part of our 2022 shareholder engagement cycle and took into account the views of shareholders regarding the design and effectiveness of our executive compensation program. See **Shareholder Engagement** beginning on page 38 for more details on our shareholder engagement program. In light of this support and feedback received during our shareholder engagement, the HCC Committee decided to retain the general program design. The HCC Committee will continue to assess the executive compensation program against changing business conditions and shareholder feedback. We believe you should read the **CD&A**, beginning on page 50, and the compensation tables beginning on page 69, in determining whether to vote in favor of this proposal.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of our NEOs, as disclosed in the Company's Proxy Statement for the Annual Meeting pursuant to the SEC's compensation disclosure rules, including the **CD&A**, the **Summary Compensation Table**, and the other related tables and disclosures."

As an advisory vote, this proposal is not binding on the Company, the HCC Committee, or the Board. However, the HCC Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding our NEOs.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This CD&A describes our compensation philosophy and objectives, provides context for compensation decisions for our NEOs, and describes how our 2022 compensation is linked to performance against the goals that were established for the Annual Incentive Plan and LTI.

During 2022, the Company experienced an unprecedented degree of management change. As part of a planned succession process, the Company recruited Ms. Dillon to serve as President and Chief Executive Officer, succeeding Mr. Johnson, who retired. In addition, as part of its transformation initiatives, the Company made several other leadership team changes during 2022 to create a more streamlined and agile organizational structure and support growth and enhance operational efficiency. For 2022, our NEOs were the following eight individuals, two of whom serve as executive officers as of the date of this Proxy Statement, and six of whom formerly served as executive officers:

    

MARY N. DILLON[1]

(she/her/hers)

President and Chief Executive Officer

ANDREW E. PAGE[2]

(he/him/his)

Former Executive Vice President and Chief Financial Officer

FRANKLIN R. BRACKEN[3]

(he/him/his)

Executive Vice President and Chief Commercial Officer

ELIZABETH S. NORBERG[4]

(she/her/hers)

Former Executive Vice President and Chief Human Resources Officer

SUSAN J. KUHN[5]

(she/her/hers)

Former President—EMEA and General Manager—Foot Locker Europe

[1] As part of a planned succession process, Ms. Dillon joined the Company in August 2022, and was appointed President and Chief Executive Officer and a member of the Board, effective September 2022.

[2] Mr. Page served as Executive Vice President and Chief Financial Officer through February 2023. The Company has named Robert Higginbotham as Interim Chief Financial Officer while it conducts a comprehensive search, with the assistance of a leading executive recruiting firm, to identify Mr. Page's successor.

[3] Mr. Bracken served as Executive Vice President and Chief Operating Officer until November 2022, and Executive Vice President and Chief Commercial Officer, effective December 2022.

[4] Ms. Norberg served as Executive Vice President and Chief Human Resources Officer until November 2022, Executive Vice President from December 2022 through January 2023, and Senior Advisor from February 2023 through March 2023.

[5] Ms. Kuhn served as President—EMEA and General Manager—Foot Locker Europe through January 2023, and departed the Company, effective April 2023.

RICHARD A. JOHNSON[6]

(he/him/his)

Former Chairman, President and Chief Executive Officer

SAMANTHA LOMOW[7]

(she/her/hers)

Former Executive Vice President and Chief Customer Officer

ANDREW I. GRAY[8]

(he/him/his)

Former Executive Vice President, Global Lockers and Champs Sports

[6] As part of a planned succession process, Mr. Johnson retired as President and Chief Executive Officer, effective September 2022. Mr. Johnson served as Executive Chairman of the Board through January 2023. He stepped down from the Board at that time and remained with the Company as Senior Advisor until April 2023 to facilitate a smooth transition.

[7] Ms. Lomow joined the Company as President, Global Brands in March 2022, and served as Executive Vice President and Chief Customer Officer from June 2022 through October 2022.

[8] Mr. Gray served as Executive Vice President and Chief Commercial Officer until June 2022, and Executive Vice President, Global Lockers and Champs Sports from June 2022 through January 2023.

FISCAL 2022 HIGHLIGHTS

FINANCIAL PERFORMANCE

While positioning the Company for the future, we also remained focused on near-term execution, and the team delivered results much better than we expected at the beginning of the year. Highlights include the following:



FOOT LOCKER, INC.

Sales of
$8.7 BILLION

$1.1 BILLION
of liquidity (including $536 million of cash and cash equivalents) as of Fiscal 2022 Year-End

$3.58 per share
earned net income ($4.95 per share on non-GAAP[1] basis)

$285 MILLION
invested in our business to drive future growth through our capital program

$279 MILLION
returned to shareholders between share repurchase program and dividends

[1] A reconciliation to GAAP is provided beginning on page 19 of our Annual Report, which is available at **investors.footlocker-inc.com/ar**.

Our 2022 compensation program, as outlined in detail on the following pages, was tied to our key objectives, demonstrating our strong connection between pay and performance.

CEO APPOINTMENT

As part of a planned succession process, in 2022, we recruited Ms. Dillon to serve as President and Chief Executive Officer, succeeding Mr. Johnson, who retired from the Company.

In connection with Ms. Dillon's employment, the HCC Committee and the full Board approved a compensation package that reflects the competition for talented chief executive officers, particularly in retail companies. Her annual base salary was set at $1,300,000. Ms. Dillon is eligible to receive a prorated Annual Incentive Plan award guaranteed at least at target of 200% of base salary. Ms. Dillon was also granted a prorated annual $8,000,000 LTI award, consisting of PSUs (60%), RSUs (20%), and stock options (20%). Ms. Dillon was also granted certain employment inducement awards, as follows: (1) a sign-on equity award in the form of RSUs having a value on the grant date of $2,000,000, which will vest on the third anniversary of her commencement date, (2) a sign-on transformation award of PSUs having a value on the grant date of $5,000,000, which will vest based on three years of continued employment and the achievement of certain performance goals determined by the HCC Committee (described under **Transformation PSU Awards** on page 61), and (3) a sign-on cash payment in the amount of $250,000. As Ms. Dillon had previously left her prior employment at the time of her recruitment to the Company, none of her sign-on awards were intended to replace stock-based awards or other compensation forfeited from prior employment. Instead, in designing Ms. Dillon's compensation package, the HCC Committee and the full Board sought to deliver market-competitive compensation commensurate with Ms. Dillon's capabilities and experience and provide a powerful incentive to develop and execute on the Company's transformation goals.

SAY-ON-PAY SHAREHOLDER VOTE

At our 2022 annual meeting, over 81% of shares voted on the Say-on-Pay proposal supported the executive compensation program. The HCC Committee considered the results of the 2022 Say-on-Pay vote and our shareholders' historically strong support of our executive compensation program in reviewing the program for 2023. Additionally, we had discussions with many of our shareholders regarding executive compensation as part of our 2022 shareholder engagement cycle and took into account the views of shareholders regarding the design and effectiveness of our executive compensation program. See **Shareholder Engagement** beginning on page 38 for more details on our shareholder engagement program. In light of this support and feedback received during our shareholder engagement, the HCC Committee decided to retain the general program design. The HCC Committee will continue to assess the executive compensation program against changing business conditions and shareholder feedback. Our Say-on-Pay vote is currently held every year, consistent with the preference expressed by a majority of our shareholders.

COMPENSATION PROGRAM DESIGN AND STRUCTURE

PAY-FOR-PERFORMANCE

The centerpiece of our compensation program is our pay-for-performance philosophy that aligns compensation payouts with the achievement of our annual operating plan and long-term strategy, and consequently shareholder value. This is showcased at senior levels of the Company—particularly the CEO—for whom most compensation is tied to the achievement of metrics driving the Company's operating and stock performance, as described below.

Factor	Description
Performance-Based	89% of the CEO's annual target compensation mix is performance based.
Challenging Goals	Recent Annual Incentive Plan and PSU payouts underscore our pay-for-performance culture and the rigor of the financial goals approved by the HCC Committee. For example, only three times in the past five years has the Annual Incentive Plan paid out above target and two of the past five PSU awards were not earned and paid out at 0%.
Formulaic	Our Annual Incentive Plan and PSU payouts are formulaically determined based on performance against challenging financial and operating goals.
Peer Benchmarked	We utilize an objective set of criteria to determine peer companies and evaluate CEO and NEO pay against the peer group median, while factoring in individual contribution and experience.
Responsive to Say-on-Pay Vote	We have received historically strong Say-on-Pay support.
Compensation Mix	Beginning with the LTI awards granted in 2021, we adopted a consistent mix of PSU awards (60%), stock option awards (20%), and RSU awards (20%).

See **Pay Versus Performance** beginning on page 96 for further information.

COMPENSATION MIX

The HCC Committee seeks to align the compensation program with both our business strategy and our shareholders' interests. Our executive compensation program includes both a mix of annual and long-term, as well as cash and equity, compensation. As shown in the charts below, for 2022, 89% of the CEO's annual target compensation mix, and 73%, on average, of the remaining NEOs' annual target compensation mix, was variable based on performance.

MS. DILLON'S ANNUALIZED 2022 TARGET COMPENSATION



11% Salary
22% Annual Incentive Plan
67% LTI
89% Performance-Based Compensation

AVERAGE OF REMAINING NEOs' 2022 TARGET COMPENSATION



27% Salary
25% Annual Incentive Plan
48% LTI
73% Performance-Based Compensation

ANNUAL INCENTIVE PLAN PERFORMANCE METRICS



- **80%** Adjusted Pre-Tax Income
- **20%** NPS

LTI PERFORMANCE METRICS



- **70%** Two-Year Average After-Tax Income
- **30%** ROIC

TSR modifier (beginning with 2022-24 performance period)

COMPONENTS OF EXECUTIVE COMPENSATION PROGRAM

The key components of our executive compensation program are described in the following table:

	Component	Purpose
ANNUAL	**Base Salary**	Supports the objective of attracting and retaining talented executives with annual fixed compensation. Provides executives with market-competitive fixed compensation appropriate to their position, experience, and responsibilities.
ANNUAL (Performance-Based Compensation)	**Annual Incentive Plan**	Links annual cash compensation to attainment of short-term performance goals based on Adjusted Pre-Tax Income (80%) and NPS (20%).
LONG-TERM (Performance-Based Compensation)	**LTI Awards:**	Links to multi-year performance goals and the Company's stock price and provides an incentive to work toward the achievement of long-term strategic objectives. Supports executive retention.
LONG-TERM (Performance-Based Compensation)	**PSU Awards (60%)**	Links compensation to the attainment of long-term performance goals and a service requirement, supporting executive retention. Earned awards are payable in equity based preliminarily on Two-Year Average After-Tax Income (70%) and ROIC (30%) and then, beginning with the 2022-24 performance period, the preliminary PSU payout will be adjusted by a TSR modifier to represent the Company's TSR percent rank over a three-year performance period relative to the companies in the S&P 1500 Specialty Retail Index, such that it is multiplied by between 75% for TSR below the 30th percentile to 125% for TSR above the 80th percentile. The TSR modifier is designed to enhance the alignment of internal incentive plan payouts with changes in external shareholder value.
LONG-TERM (Performance-Based Compensation)	**Stock Option Awards (20%)**	Provides the opportunity to purchase stock at the exercise price over a ten-year period from the grant date, subject to applicable vesting and exercise conditions. Links realized compensation over long-term appreciation in stock price and represents value to executives only if the stock price increases.
LONG-TERM (Performance-Based Compensation)	**RSU Awards (20%)**	Aligns executives and shareholders' interests with value that fluctuates based on stock price performance. Supports executive retention.
OTHER	**Retirement Benefits**	Provides post-retirement security with pension (if eligible) and retirement savings benefits, which align with the objectives of attracting and retaining talented executives.
OTHER	**Perquisites**	Offers reasonable perquisites similar to our peer companies, which also aid in attracting and retaining talented executives.

BASE SALARY

As part of its annual review of compensation, the HCC Committee approved annual base salary rate increases effective May 1, 2022, for Messrs. Page, Bracken, and Gray, as shown below, based on each NEO's performance and a position-oriented analysis of market salaries.

Name	Year-End 2021 Base Salary Rate ($)	Year-End 2022 Base Salary Rate ($)	Base Salary Rate Increase (%)
Page	615,000	650,000	5.7
Bracken	800,000	825,000	3.1
Gray	615,000	635,000	3.3

All team members, including the NEOs, are measured against several Company and individual performance measures depending on the role to be eligible for an annual base salary rate increase, including a DIBs goal because of the premium the Company places on this business imperative. The Company's DIBs strategy is centered around five pillars:



Model the Way	**Educate Team Members**	**Acquire Great Talent**	**Create a Diverse Succession Pipeline**	**Develop and Support ERGs**

ANNUAL INCENTIVE PLAN

> We have a history of setting very challenging performance goals. Incentive payouts are earned only when we achieve or exceed our goals.

Consistent with our pay-for-performance culture, the HCC Committee established rigorous Adjusted Pre-Tax Income and NPS targets for 2022. The targets the HCC Committee established were based on the Company achieving Adjusted Pre-Tax Income of $642.8 million (which accounts for 80% of the payout), and a certain NPS payout (which accounts for 20% of the payout), each as illustrated below. Additionally, recognizing the Company's reduction in target Adjusted Pre-Tax Income from $668.4 million in 2021 to $642.8 million in 2022 due to the change in vendor mix and expected substantial investments in the business, the HCC Committee reduced the maximum payouts for 2022 to 150% of target from 200% in prior years for participants under the Annual Incentive Plan to ensure alignment between management's payouts and shareholders' expectations if the target goals were exceeded. The HCC Committee believed that this reduction in the maximum payout under the Annual Incentive Plan was appropriate in a year in which all parties–management and shareholders–made important investments in our Company's future. While positioning the Company for the future, we also remained focused on near-term execution, and the team delivered much better Adjusted Pre-Tax Income in 2022 than we expected at the beginning of the year.



Weighting	Performance Metric	Threshold	Target	Maximum	Actual	Payout as a Percentage of Target (%)
80%	**Financial Performance** (in millions) Adjusted Pre-Tax Income	$578.5	$642.8	$707.1	$680.4	132.3
20%	**NPS** Store Post-Purchase Digital Post-Purchase Post-Fulfillment	25%	100%	150%	97.7%	97.7
			Total Annual Incentive Payout			**125.3**

The Annual Incentive Payout was appropriate, particularly because the Company's TSR performance exceeded the median of the Company's peer companies, and the Company returned $279 million to shareholders between the share repurchase program and dividends, during the fiscal year.

The Annual Incentive Plan Adjusted Pre-Tax Income metric was calculated as non-GAAP income of $677.4 million plus adjustments for the disposition of one of our businesses ($1.7 million) and one of our non-controlling interests ($1.3 million).

ADJUSTED PRE-TAX INCOME

The HCC Committee established the 2022 Adjusted Pre-Tax Income target of $642.8 million based upon the business plan and budget approved by the Board. Mses. Dillon and Norberg and Messrs. Bracken and Johnson earned annual incentive payouts of 125.3% of their respective target awards based on solid performance against the goal. Ms. Dillon was appointed in 2022, so her payout was prorated for the 2022 performance period. Ms. Kuhn was a division executive, so her annual incentive payout was based on the Company's Adjusted Pre-Tax Income (weighted 20%), division profit (weighted 60%), and division NPS (weighted 20%). Ms. Kuhn earned an annual incentive payout of 139.1% of her target award based on the division's strong performance against these goals. For competitive reasons, we do not disclose the Adjusted Pre-Tax Income targets for the North America, EMEA, or Asia Pacific divisions, as we do not publicly disclose results of these divisions on a separate basis, and we consider it competitively harmful to make that information public. Our objective is to set challenging performance goals throughout the Company. We believe that achieving these challenging performance goals for these divisions is demanding.

Ms. Lomow and Messrs. Page and Gray's employment with the Company terminated prior to the Annual Incentive Plan 2022 payout; they were, therefore, ineligible to receive annual incentive payouts.

NPS

The HCC Committee established NPS targets for the NEOs. NPS is a metric used to measure customer experience and predict future business growth. NPS is calculated using the answers to questions posed to customers scored on a 0-10 scale. Respondents are grouped as follows:

▶ **Promoters** (score 9-10) are loyal enthusiasts who will keep buying and refer others, fueling growth.

▶ **Passives** (score 7-8) are satisfied but unenthusiastic customers who are vulnerable to competitive offerings.

▶ **Detractors** (score 0-6) are dissatisfied customers who can damage the brand and impede growth through negative word-of-mouth.

Subtracting the percentage of Detractors from the percentage of Promoters yields the NPS, which can range from a low of -100% (if every customer is a Detractor) to a high of 100% (if every customer is a Promoter). The HCC Committee established three touchpoints for measuring NPS by each geographic region, each of which is assessed as a stand-alone performance measure to allow for balanced focus on each area of opportunity to improve an "omni-" customer experience: Store Post-Purchase, Digital Post-Purchase, and Post-Fulfillment. The survey responses are aggregated by region (North America, EMEA, and Asia Pacific) and are scored individually by touchpoint. Each customer touchpoint has its own threshold, target, and maximum, but they ultimately roll up into one payout percentage. The evaluation of full-year NPS utilizes the Company's global performance management rating scale, in which performance can range from 0% to 200% based on the relative achievement of the metrics.

The Company leverages NPS results to implement change across the organization and better serve customers and drive future performance. The HCC Committee established rigorous NPS targets for 2022. Based on our 2021 NPS performance, the Company removed friction points around high impact sneaker releases, added additional payment options both in store and online, improved online inventory accuracy, created a more seamless digital checkout, and enhanced shipping procedures to ensure products were delivered in pristine condition. Because the 2022 targets were based on a strong baseline in 2021, while the Company achieved greater NPS performance in 2022 relative to the prior year, the payout was lower, underscoring our pay-for-performance philosophy that aligns compensation payouts with the increase in shareholder value.

ESG

NPS is an ESG metric because it measures customer satisfaction and brand perception, which are dependent on factors that include ESG. Key features of NPS are:

Feature	Description
Linked to ESG Strategy	"Leveraging the Power of Our People and Communities" is one of the four pillars of our global ESG strategy focused on ensuring that our customers enjoy world-class engagement and an environment that encourages the pursuit of excellence every day.
Reputational	NPS measures customer satisfaction and brand perception, which are influenced by customers' sentiments concerning the Company's ESG strategy.
Long Term	NPS measures loyal enthusiasts who will keep buying and refer others, fueling long-term and sustainable future growth. Strong ESG principles and performance are necessary for the Company's success over the long term, including attracting and retaining customers.
Measurable	NPS is calculated using a 0-10 scale used to measure customer experience and predict future business growth.
No Discretion	NPS is formula-driven based upon Company performance and does not provide for discretionary adjustments.



During our shareholder engagement sessions, they have shared with us that they also believe NPS is a good measure of the performance of our ESG strategy. See **Shareholder Engagement** beginning on page 38 for more details on our shareholder engagement program.

To learn more about our global ESG strategy, see **ESG** on page 118, and our Impact Report, which is presented consistent with SASB and TCFD reporting standards and is available at **investors.footlocker-inc.com/impactreport**.

ADDITIONAL INFORMATION

The Annual Incentive Plan for the NEOs makes incentive payments based upon the Company's results, without individual performance adjustments. However, executives who receive a "not meeting expectations" rating in their annual performance review are ineligible to receive an annual incentive payment. All annual incentive targets and calculations are based on the results of continuing operations through the end of the 2022 fiscal year.

Annual Incentive Plan awards are calculated based on a percentage of the executive's base salary rate during the year. For 2022, the maximum payout under this plan was 150% of target, with a maximum payout in any year for any participant capped at $6 million.

Annual incentive payouts are calculated on the basis of a straight-line interpolation between the threshold (90% of target), and maximum (110% of target).

Name	Target as a Percentage of Base Salary Rate (%)	Actual 2022 Payout as a Percentage of Target (%)	Actual 2022 Payout ($)
Dillon[1]	200	125.3	1,481,630
Bracken[2]	100	125.3	244,421
	110	125.3	859,832
Norberg	75	125.3	540,356
Kuhn	75	139.1	518,735
Johnson	200	125.3	2,881,900

[1] Ms. Dillon joined the Company during 2022, so her target Annual Incentive Award was prorated for the 2022 performance period.

[2] Mr. Bracken's target Annual Incentive Award was increased in May 2022 to reflect labor market conditions and competition for top talent in the then-current environment.

All participants, including the NEOs, are required to be employed on the payment date to receive payment of the annual incentive. Therefore, Ms. Lomow and Messrs. Page and Gray did not receive a 2022 payment.

Prior to the HCC Committee determining whether the Annual Incentive Plan targets have been achieved, the Company's independent registered public accounting firm, at the request and for the restricted use of the HCC Committee, reviews the Annual Incentive Plan calculations to ensure that the payout is calculated in accordance with the plan.

Annual incentive payments are formula-driven based upon Company performance, and our 2022 program for the NEOs does not provide for discretionary adjustments based upon individual performance. The HCC Committee did not exercise discretion in the amounts payable to the NEOs or any other executive officers or corporate officers under this incentive program.

LTI AWARDS

> We have a history of setting very challenging performance goals. Incentive payouts are earned only when we achieve or exceed our goals.

Our LTI awards include a combination of PSU awards and other long-term equity awards granted annually under the Stock Incentive Plan in the form of stock options and RSUs. Our LTI awards are awarded as 60% PSUs, 20% stock options, and 20% RSUs.

PSU AWARDS

The PSU awards are designed to reward executives for achieving multi-year performance targets. The PSU awards are formula-driven, with targets established by the HCC Committee based upon financial targets included in the business plan approved each year by our Board. The actual number of PSUs awarded will be based upon the Company's performance results, without individual performance adjustments. Key design features of the PSU awards are:

Feature	Description	
	2021-22 Performance Period	**2022-24 Performance Period**
100% Equity	100% of earned payouts are made in equity payable under the Stock Incentive Plan for all of the NEOs.	
Two-Year Average After-Tax Income and ROIC Targets	The performance targets are based on Two-Year Average After-Tax Income (70%) and ROIC (30%) that are contained in the business and financial plan approved by the Board for the performance period.	The preliminary performance targets are based on Two-Year Average After-Tax Income (70%) and ROIC (30%) that are contained in the business and financial plan approved by the Board for the performance period.
Settlement at End of Three-Year Period	Earned payouts are calculated following the end of a two-year performance period, but settlement requires continued employment and is subject to forfeiture and stock price fluctuations, for one more year.	The preliminary PSU payouts calculated following the end of two-year performance period are adjusted by a TSR modifier to represent the Company's TSR percent rank over a three-year performance period relative to the companies in the S&P 1500 Specialty Retail Index, such that it is multiplied by between 75% for TSR below the 30th percentile to 125% for TSR above the 80th percentile. The TSR modifier is designed to enhance the alignment of internal incentive plan payouts with changes in external shareholder value.
Maximum Payout as a Percent of Target	200%	187.5% (including the impact of the TSR modifier)
Aligned with Shareholder Return	A decrease in the Company's stock price results in a decrease in the value of previously-awarded PSUs. When our stock price increases and generates positive returns for our shareholders, the increase impacts an executive's realized pay.	

PSU AWARDS (2021-22)

Consistent with our pay-for-performance culture, the HCC Committee established Two-Year Average After-Tax Income and ROIC targets in 2021 for the 2021-22 performance period that were rigorous and appropriate in light of the Company's prior performance, and set a "performance floor" for each performance measure. The targets the HCC Committee established were based on the Company achieving Two-Year Average After-Tax Income of $522.2 million (which accounts for 70% of the payout) and ROIC of 12.3% (which accounts for 30% of the payout). The Company achieved Two-Year Average After-Tax Income of $620.6 million and ROIC of 15.8% for this performance period. As a result, a 196% payout was earned for this performance period.

The targets, along with the adjusted actual performance for the period, and the calculation of ROIC are shown in the table below:

Weighting	Performance Metric	Threshold	Target	Maximum	Payout as a Percentage of Target (%)
70%	**Two-Year Average After-Tax Income** (in millions)	$443.9	$522.2	$626.6 → $620.6	194.2
30%	**Two-Year Average ROIC**	10.8%	12.3%	14.3% → 15.8%	200
	Total PSU Payout				**196**

Mr. Page joined the Company in 2021, so his payout was prorated for the 2021-22 performance period.

Messrs. Page and Gray, and Mses. Norberg, Kuhn, and Lomow, forfeited these PSUs in connection with the termination of their employment.

The HCC Committee establishes certain performance targets in connection with determining the Company's PSU payouts. The PSU payouts provide for the exclusion of certain items from such performance targets that the HCC Committee considers to be unusual or non-recurring. These items, if they occur, are excluded when calculating the PSU payouts, however, such unusual or non-recurring items may not be material for purposes of the non-GAAP measures presented in the Annual Report. In addition, certain items may not be adjusted for purposes of the PSU payouts, as they do not exceed a pre-established adjustment threshold, although they are adjusted for financial reporting purposes in the Annual Report consistent with past practices.

Two-Year Average After-Tax Income Calculation for 2021-22 PSU Payouts. Please note the following reconciliation:

	2022	2021	Average
	($ in millions)		
After-tax income:			
Net income attributable to Foot Locker, Inc.	342	893	
After-tax adjustments excluded from GAAP:			
Impairment and other charges, net of income tax benefit of $21 million and $42 million, respectively[1]	91	130	
Other income, net of income (benefit)/expense of $(9) million and $99 million, respectively[1]	32	(278)	
Net loss from discontinued operations, net of income tax benefit of $1 and $-, respectively[1]	3	–	
Tax reserves charge[1]	5	–	
Tax charge related to revaluation of certain intellectual property rights[1]	–	11	
Tax benefit related to tax law rate changes[1]	–	(1)	
Two-Year Average After-Tax Income (non-GAAP)	473	755	
Disregarded items for the PSU awards, not part of non-GAAP adjustments[2]	36	(47)	
Two-Year Average After-Tax Income (PSU payouts)	437	802	620

[1] See pages 19 through 21 of our Annual Report for a description of these items.

[2] The PSU awards provide for the exclusion of certain items that the HCC Committee considers unusual or non-recurring. The disregarded items permitted under the PSU awards include adjustments relating to the income generated from our recent acquisitions not contemplated in the original targets.

ROIC Calculation for 2021-22 PSU Payouts. Please note the following reconciliation:

	2022	2021	Average
	($ in millions)		
Pre-tax income:			
Income before income taxes	524	1,240	
Pre-tax adjustments excluded from GAAP:			
Impairment and other charges[1]	112	172	
Other income, net[1]	41	(377)	
Adjusted income before income taxes (non-GAAP)	677	1,035	
Disregarded items for the PSU awards, not part of non-GAAP adjustments[2]	(48)	70	
Interest expense, net	(15)	(14)	
Adjusted EBIT (PSU awards)	644	1,119	
+ Interest component of straight-line rent expense[1]	136	144	
Adjusted net operating profit	780	1,263	
- Adjusted income tax expense[1]	(226)	(342)	
+ Net loss attributable to noncontrolling interests	1	1	
= Adjusted return after taxes	555	922	739
Average total assets	6,292	6,759	
- Average cash and cash equivalents	(620)	(1,213)	
- Average non-interest-bearing current liabilities	(1,011)	(1,016)	
- Average merchandise inventories	(1,322)	(1,043)	
+ 13-month average merchandise inventories	1,414	1,088	
= Average invested capital	4,753	4,575	4,664
ROIC % (PSU payouts)	11.7%	20.2%	15.8%

[1] See pages 19 through 21 of our Annual Report for a description of these items.

[2] The PSU awards provide for the exclusion of certain items that the HCC Committee considers unusual or non-recurring. The disregarded items permitted under the PSU awards include adjustments relating to the income generated from our recent acquisitions not contemplated in the original targets.

Prior to the HCC Committee determining whether the PSU performance targets have been achieved, the Company's independent registered public accounting firm, at the request, and for the restricted use, of the HCC Committee, reviews the PSU calculations to ensure that the payout is calculated in accordance with the Plan.

The PSU payouts are formula-driven based upon Company performance, and calculated on the basis of a straight-line interpolation between the threshold (90% of target) and maximum (120% of target). Our 2022 program for the NEOs does not provide for discretionary adjustments based upon individual performance. The HCC Committee did not exercise discretion in the amounts payable to the NEOs or any other executive officers or corporate officers under this incentive program.



The target PSU values for the NEOs for the 2021-22 performance period are listed in the following table:

Name	PSU Values at Target ($)
Page[1]	499,519
Bracken	597,620
Norberg[2]	378,000
Kuhn[3]	174,260
Johnson[4]	4,830,047
Lomow[5]	414,066
Gray[6]	584,250

[1] Mr. Page joined the Company in April 2021. His target PSU award was prorated for the 2021-22 performance period. Mr. Page forfeited these PSUs in connection with the termination of his employment.

[2] Ms. Norberg forfeited these PSUs in connection with the termination of her employment.

[3] Ms. Kuhn forfeited these PSUs in connection with the termination of her employment.

[4] Due to Mr. Johnson's retirement, he earned the PSUs due for the 2021-22 performance period based on actual performance, which will be paid in accordance with such award's original payment schedule.

[5] Ms. Lomow forfeited these PSUs in connection with the termination of her employment.

[6] Mr. Gray forfeited these PSUs in connection with the termination of his employment.

PSU AWARDS (2022-24)

Beginning in 2022, the HCC Committee established that (1) preliminary PSU performance goals for the 2022-24 performance period will be based (a) 70% on the Company's Two-Year Average After-Tax Income, and (b) 30% on the Company's Two-Year Average ROIC; and (2) the preliminary PSU payout will be adjusted by a TSR modifier to represent the Company's TSR percent rank over a three-year performance period commencing at the beginning of the 2022 fiscal year relative to the companies in the S&P 1500 Specialty Index, such that it is multiplied by between 75% for TSR below the 30th percentile to 125% for TSR above the 80th percentile. Additionally, recognizing the Company's change in vendor mix and expected substantial investments in the business, the HCC Committee reduced the maximum payouts to 187.5% of target from 200% in prior years for participants under the PSU awards (including the impact of the TSR modifier) to ensure alignment between management's payouts and shareholders' expectations if the target goals were exceeded. The HCC Committee believed that the introduction of a TSR modifier to the PSU awards and a reduction in the maximum payouts under the PSU awards were appropriate in a year in which all parties—management and shareholders—made important investments in our Company's future. For competitive reasons, since this performance period is still ongoing, we have not disclosed the targets established for the period. The HCC Committee will determine whether preliminary payouts have been earned following the end of the Company's 2023 fiscal year, which will be adjusted by a TSR modifier following the end of the Company's 2024 fiscal year. We will provide specific information on the targets and results after the completion of the performance period. For any awards earned for the 2022-24 performance period, payment will be made to participating executives in 2025.

The target PSU values for the NEOs for the 2022-24 performance period if the performance goals are achieved are listed in the following table:

Name	PSU Values at Target ($)
Dillon[1]	3,487,350
Page[2]	780,004
Bracken	1,113,776
Norberg[3]	483,024
Kuhn[4]	470,526
Johnson[5]	2,898,029
Lomow[6]	894,694
Gray[7]	601,998

[1] Ms. Dillon joined the Company in August 2022, and was appointed President and Chief Executive Officer, effective September 2022. Her target PSU award was prorated for the 2022-24 performance period.

[2] Mr. Page forfeited these PSUs in connection with the termination of his employment.

[3] Ms. Norberg forfeited these PSUs in connection with the termination of her employment.

[4] Ms. Kuhn forfeited these PSUs in connection with the termination of her employment.

[5] Due to Mr. Johnson's retirement, he will earn a pro rata portion of his PSUs for the 2022-24 performance period based on actual performance, if any, which will be paid at the same time as the payouts to the other NEOs in 2024.

(6) Ms. Lomow forfeited these PSUs in connection with the termination of her employment.

(7) Mr. Gray forfeited these PSUs in connection with the termination of his employment.

TRANSFORMATION PSU AWARD

The HCC Committee considered the significant transformation initiatives occurring in the Company's business and the strategic work that would be necessary by the Chief Executive Officer to achieve its long-term goals. In light of this, in connection with Ms. Dillon's employment, the HCC Committee granted her an additional sign-on employment inducement award of PSUs focused on the Company's transformation initiatives. This transformation award is designed to encourage and reward superior performance of stretch performance goals aligned with the Company's 2024–26 strategic plan (**"Lace Up" Plan**):

"Lace Up" Plan	
	2024–26*
Revenue Growth	+5-6%
EBIT Margin	8.5-9%
	Long-Term
Expand Sneaker Culture	>25% exclusive >40% non-Nike vendors
Power Up Our Portfolio	>50% off-mall in North America >20% in new formats
Deepen Our Relationship With Customers	>70% sales from loyalty
Be Best-in-Class Omni	>25% eCommerce

* From a 52-week 2023



40%
Revenue

40%
EBIT
Margin

20%
"Lace Up" Plan Scorecard

These shares will be earned based on a three-year performance period (2023-25) subject to the achievement of stretch performance goals aligned with the **"Lace Up" Plan** above: (1) revenue (which accounts for 40% of the payout), (2) EBIT margin (which accounts for 40% of the payout), and (3) a scorecard that measures the quality of the revenue and EBIT margin outcomes equally against the Company's four strategic imperatives embedded in the **"Lace Up" Plan** (which accounts for 20% of the payout):

Strategic Imperative	Performance Metric (% to Total)	Weighting (%)
Expand Sneaker Culture	Sales from Strategic Vendors	25
Power Up Our Portfolio	Off-Mall Square Footage	25
Deepen Our Relationship with Customers	Sales from Loyalty	25
Be Best-in-Class Omni	Sales from eCommerce	25

Each of the performance metrics included in the scorecard is quantifiable, measurable, and critical to executing the Company's transformation. This award was converted into 137,024 shares based on the closing stock price on August 24, 2022 of $36.49 per share with an initial value of $5,000,000.

As Ms. Dillon had previously left her prior employment at the time of her recruitment to the Company, this award was not intended to replace stock-based awards or other compensation that she forfeited from prior employment. Instead, in designing Ms. Dillon's compensation package, the HCC Committee sought to deliver market-competitive compensation for talented chief executive officers commensurate with Ms. Dillon's capabilities and experience, particularly given the Company's transformation initiatives.

In determining to grant this award and the behavior to be incentivized by it, the HCC Committee first considered the existing executive incentive programs, including the Annual Incentive Plan, which is based (a) 80% on Operating Income and (b) 20% on NPS, and the PSU awards, which is based preliminarily (a) 70% on Two-Year Average After-Tax Income and (b) 30% on Two-Year Average ROIC, and then adjusted by a TSR modifier. Given the desire to accelerate the pace by which the Company drives its transformation initiatives, the HCC Committee believed that it was important to provide additional incentive directly focused on revenue, EBIT margin, and the quality of these financial outcomes across the Company's strategic imperatives.

In connection with the negotiation of Ms. Dillon's employment agreement, the HCC Committee agreed that it would be appropriate to allow Ms. Dillon a reasonable period of time to evaluate the Company and develop a strategy that included specific financial objectives for the Company's transformation. Accordingly, Ms. Dillon's employment agreement specified that these goals would be approved by March 2023. Under GAAP accounting rules, a grant date value for accounting purposes is not established until the performance targets and any other conditions are approved and communicated. Since this occurred in March 2023, the grant date value of the transformation award will be reported in the Summary Compensation Table and other supporting compensation tables next year and will reflect the Company's stock price on the date on which the HCC Committee approved the performance goals.

The percentage of achievement of the performance goals at the end of the three-year performance period will be applied to the target number of PSUs granted to Ms. Dillon to determine the actual number of PSUs that may be earned. The percentage of the target number of PSUs that may be earned at threshold is 50% and at maximum is 100%. If the threshold performance goals are not met, no PSUs will be earned or paid out to Ms. Dillon.

As the performance period is on-going, we have not disclosed the actual targets because we believe it would be competitively harmful to do so. At the end of the performance period—in 2026—the HCC Committee will determine whether the performance goals have been achieved, and we will provide specific disclosure regarding the targets, performance results relative to those targets, and the earned payouts, if any, for the completed performance period.

STOCK OPTIONS AND RSUs

The HCC Committee granted equity awards to the NEOs in 2022, splitting the total value of the award between stock options and RSUs in order to enhance the retentive value of the LTI awards. In deciding to grant these awards and determining the value of the awards, the HCC Committee considered each executive's performance, position, and career potential and the competitive market for equivalent talent. See **Grants of Plan-Based Awards in Fiscal 2022** beginning on page 73 for additional information on awards granted in the Company's 2022 fiscal year.

The values shown in **Grants of Plan-Based Awards in Fiscal 2022** for the stock option awards in 2022 are based on the applicable Black-Scholes value on the grant date. The amounts shown in the table do not necessarily reflect the actual value that may be realized by the NEOs. The stock option exercise price is equal to the closing price of the Common Stock on the grant date. Stock options normally vest at the rate of one-third of the total award per year over the first three years of the ten-year option term, subject to continuous service through each vesting date and accelerated vesting in certain limited circumstances. RSUs generally cliff vest after a period of three years based on continued employment. The HCC Committee does not normally consider an executive's gains from prior stock awards in granting new awards as compensation in the current year. The HCC Committee determines the number of options granted based on a fixed value, using the Black-Scholes value on the grant date.

SPECIAL AWARDS

The HCC Committee granted special awards in 2022 to (1) Ms. Dillon at sign-on, as discussed above, to deliver market-competitive compensation commensurate with Ms. Dillon's capabilities and experience, (2) Mr. Bracken for retention purposes, and (3) Ms. Lomow to replace compensation she forfeited when recruited by us. In deciding to grant these awards and determining the values of the awards, the HCC Committee considered each executive's position, the Company's recruiting needs, and, with respect to Mr. Bracken, his expanded scope and responsibilities. In approving Mr. Bracken's one-time award, the HCC Committee considered the need to ensure management stability and continuity, as well as labor market conditions and competition for top talent in the then-current environment. The HCC Committee also viewed Mr. Bracken's one-time award as necessary in connection with the Company's succession planning. The HCC Committee determined that Mses. Dillon and Lomow and Mr. Bracken's one-time awards were in the best interests of the Company and its shareholders. Other than the special PSU and RSU awards granted to Ms. Dillon on August 24, 2022, which will vest on the third anniversary of the performance metrics being determined by the HCC Committee, and her commencement date, respectively, all of the special RSU awards will vest on the third anniversary of the grant date, subject to continued employment through the vesting dates. The special option awards will vest one third on each of the first three anniversaries of grant, subject to continued employment with Company through the vesting dates. All of these values, and corresponding grant dates, are shown in the table below:

Name	RSUs 03/23/22 (#)	RSUs 08/24/22 (#)	PSUs 03/23/22 (#)	Stock Options 03/23/22 (#)	PSUs 03/22/23 (#)	Grant Date Fair Value ($)
Dillon	—	—	—	—	137,024	5,000,000
	—	54,810	—	—	—	2,000,017
Bracken	—	27,405	—	—	—	1,000,008
Lomow	—	—	17,042	—	—	500,000
	24,210	—	—	—	—	750,025
	—	—	—	71,943	—	750,000

RETIREMENT PLAN AND EXCESS CASH PLAN

The Company maintains a Retirement Plan and the Excess Cash Plan for participants, including the NEOs who met the eligibility requirements prior to the plan being frozen for new participants (including rehires) after December 31, 2019. These plans, as well as the method of calculating benefits payable under these plans, are described beginning on page 89.

401(K) PLAN AND EXCESS SAVINGS PLAN

Ms. Norberg and Messrs. Bracken, Johnson, and Gray participated in the 401(k) Plan and the Excess Savings Plan during 2022. These plans, as well as the method of calculating contributions under these plans, are described on page 91.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company maintains a SERP for certain senior officers of the Company and other key employees, including the NEOs, who met the eligibility requirements prior to the plan being frozen for new participants (including rehires) after December 31, 2018. See page 90 for additional information regarding the SERP.

INTERNATIONAL ASSIGNMENT COMPENSATION

We provide team members on long-term international assignments with additional benefits and allowances that are designed to minimize any financial detriment or gain to the team member from an international assignment. None of the NEOs received any compensation under the IAP during 2022.

PERQUISITES

We provide the NEOs with certain perquisites, which the HCC Committee believes are reasonable and consistent with its overall objective of attracting and retaining talented executives in a competitive labor market. The Company provides each of the NEOs with an automobile reimbursement (other than Ms. Dillon), medical expense reimbursement, supplemental long-term disability each of insurance, and financial planning. In addition, the Company reimburses Ms. Dillon for reasonable car service expenses for transportation in the New York metropolitan area while in New York on Company business for increased personal security and efficiency. We also provide for continuation of medical and dental insurance benefits following retirement to participants who vested in the SERP prior to February 2, 2014. We do not provide a gross-up to executives for the income tax liability they incur due to their receipt of these perquisites.

EMPLOYMENT ARRANGEMENTS

Each of Mses. Dillon, Norberg, and Kuhn and Mr. Johnson has or had an employment agreement, as applicable, as described on page 72. All of our NEOs are employed at-will.



PROCEDURES FOR DETERMINING COMPENSATION

SETTING COMPENSATION, ESTABLISHING GOALS, AND EVALUATING PERFORMANCE

As reflected in the following timeline, the HCC Committee oversees a rigorous and comprehensive compensation approval, goal setting, and performance review process:

January	February	March	April

- ► The HCC Committee reviews any feedback from shareholder engagement meetings regarding the compensation program.
- ► At its February meeting, the HCC Committee discusses further refined planning and preliminary recommendations for the compensation program.
- ► At its March meeting, final recommendations are presented, and the HCC Committee approves the executive compensation design, components, and equity awards for each executive. The HCC Committee meets privately with its independent compensation consultant to review and approve the CEO's compensation. The HCC Committee also establishes the Annual Incentive Plan and PSU goals.

May	June	July	August
September	October	November	December

- ► During its meetings over this period, the HCC Committee has preliminary discussions with management and the HCC Committee's independent compensation consultant regarding the compensation program design for the following year, including reviewing compensation trends, peer group composition, a competitive analysis of each executive's compensation relative to market, preliminary pay recommendations and performance evaluations, and the current incentive payout forecast. The HCC Committee provides feedback and direction regarding the program design for the next fiscal year.
- ► The HCC Committee meets privately with its independent compensation consultant regarding the CEO's compensation.

Year-Round:

- ► The HCC Committee meets at other times throughout the year with management and privately with its independent compensation consultant to review performance against the established performance goals, discuss developments and emerging trends, and review specific executive compensation and management resources issues. The HCC Committee is also responsible each year for reviewing the compensation paid to non-employee directors and making recommendations to the Board regarding the directors' compensation program.

PEER GROUP APPROACH

We have established targets for compensation, including cash and equity, for each NEO. These targets are reviewed annually and are based upon compensation for comparable positions in a peer group consisting of (i) companies having revenues of approximately 0.5 to 2 times the Company's revenue and market capitalization of approximately 0.25 to 4 times the Company's market capitalization; and (ii) select sub-industries within the consumer discretionary sector most comparable to the Company's business, including apparel retail; apparel, accessories, and luxury goods; footwear; home furnishing retail; internet and direct marketing retail; and specialty stores. We also use the peer group data to assess the competitiveness of total direct compensation awarded to our senior executives and as a data point in designing compensation plans, benefits, and perquisites.

The HCC Committee determined that the following companies, which comprised the peer group for 2022 compensation decisions, were appropriate for executive compensation purposes based upon the nature of their businesses, revenues, and the talent pool from which they recruit their executives.

PEER GROUP FOR 2022 COMPENSATION DECISIONS	▸ Academy Sports and Outdoors, Inc. ▸ American Eagle Outfitters, Inc. ▸ Bath and Body Works, Inc. f/k/a L Brands, Inc. ▸ Bed Bath & Beyond, Inc. ▸ Burlington Stores, Inc. ▸ Capri Holdings Limited ▸ Dick's Sporting Goods Inc.	▸ The Gap Inc. ▸ Hanesbrands, Inc. ▸ Levi Strauss & Co. ▸ The ODP Corporation ▸ Petco Health and Wellness Company, Inc. ▸ PVH Corp. ▸ Qurate Retail, Inc. ▸ Ralph Lauren Corp. ▸ Sally Beauty Holdings, Inc.	▸ Signet Jewelers Limited ▸ Skechers USA, Inc. ▸ Tapestry, Inc. ▸ Tractor Supply Co. ▸ Ulta Beauty, Inc. ▸ Under Armour, Inc. ▸ Urban Outfitters, Inc. ▸ Victoria's Secret & Co. (spun off of L Brands, Inc.) ▸ Williams Sonoma, Inc.

One goal of the HCC Committee is to provide competitive total compensation opportunities for the NEOs that vary with Company performance. The HCC Committee uses the peer group target information as a reference point in evaluating executive compensation, assessing the competitiveness of total direct compensation awarded to our senior executives, and designing compensation plans, benefits, and perquisites. The HCC Committee does not, however, attempt to match the compensation of each executive position in the Company precisely with that of an equivalent position in the peer group. In general, the HCC Committee looks to position an executive's total compensation at the median of comparable positions at peer companies, consistent with the Company's revenue in relation to peer companies. The HCC Committee also considers other factors, including performance, responsibility, experience, tenure, internal equity, and market positioning, when determining compensation.

During 2022, the HCC Committee reviewed the peer group and determined that (other than the addition of Victoria's Secret & Co., resulting from a spin-off from L Brands, Inc.) no changes to the peer group were appropriate for 2023 compensation decisions.

USE OF COMPENSATION CONSULTANTS

The HCC Committee has retained Compensation Advisory Partners, a nationally-recognized compensation consultant that is independent and performs no work for management, as its advisor. Compensation Advisory Partners reports directly to the HCC Committee, meets with the HCC Committee privately without management present, and regularly communicates privately with the Committee Chair. Compensation Advisory Partners also meets with the NCR Committee regarding non-employee directors' compensation and reports on related governance and trends. The HCC Committee has assessed the independence of Compensation Advisory Partners based on standards promulgated by the SEC and concluded that no conflict of interest exists that would prevent it from serving as an independent compensation consultant to the HCC Committee. Each year, Compensation Advisory Partners reviews a report on risk in relation to the Company's compensation policies and practices, provides a pay-for-performance analysis of our executive compensation program, and reviews the CEO's compensation. In addition, each year Compensation Advisory Partners reviews and makes recommendations regarding the compensation program for non-employee directors, and the HCC Committee considers Compensation Advisory Partners's report on the program. During 2022, management utilized the services of ClearBridge, a nationally-recognized compensation consultant, to provide advice concerning certain executive compensation program and plan design issues.

MANAGEMENT INVOLVEMENT IN DEVELOPING THE COMPENSATION PROGRAM

Management is involved in various aspects of developing the executive compensation program. Our Chief Human Resources Officer, Vice President—Total Rewards, and other Human Resources staff work with our CEO to develop compensation recommendations for all executive officers and corporate officers other than the CEO. The CEO or the Chief Human Resources Officer reviews these proposals with the Committee Chair, and may make changes to the recommendations based upon her input, before the recommendations are presented to the HCC Committee for review. As part of her responsibilities, the Non-Executive Chair of the Board also attends all HCC Committee meetings and advises the HCC Committee Chair in fulfilling her designated role and responsibilities. Our General Counsel and Deputy General Counsel also attend meetings of the HCC Committee and participate in some of these discussions and preparations.

ADDITIONAL INFORMATION

KEY COMPENSATION GOVERNANCE POLICIES

WHAT WE DO ✔

- ✔ Align executive pay closely with the Company's performance and strategy
- ✔ Set rigorous and objective performance goals
- ✔ Maintain a clawback policy
- ✔ Impose and monitor meaningful stock ownership guidelines
- ✔ Require a one-year time-based vesting period for earned PSU payouts following attainment of preliminary performance goals
- ✔ Include double-trigger change in control provisions in employment agreements and other employment arrangements and equity awards
- ✔ Mitigate undue risk in compensation programs
- ✔ Retain an independent compensation consultant to advise the HCC Committee
- ✔ Hold annual "Say-on-Pay" advisory vote
- ✔ Conduct proactive shareholder and proxy advisory firm engagement outreach to regularly obtain feedback on compensation and other topics

WHAT WE DO NOT DO ✘

- ✘ No changes to in-flight performance cycles
- ✘ No tax gross-ups for any compensation, benefit, perquisite, or change in control payments (other than the IAP and relocation program that is available to all employees)
- ✘ No hedging or pledging of the Company's stock permitted
- ✘ No repricing of stock options without shareholder approval
- ✘ No stock options granted below fair market value
- ✘ No dividends or dividend equivalents on RSUs or PSUs
- ✘ No excessive severance benefits

CLAWBACK POLICY

We have adopted a clawback policy that provides for the recovery of incentive compensation paid in cash or equity if the HCC Committee determines that the participant (1) engaged in fraud or gross misconduct which results in an accounting adjustment, whether or not the adjustment results in a restatement of our financial statements, or (2) committed a significant legal or compliance violation of the Code of Business Conduct or other policies. The HCC Committee is closely monitoring all NYSE rulemaking in response to the SEC's recent final rules regarding recoupment of incentive-based compensation, and will amend our policy to comply with the requirements published in February 2023, as applicable.

STOCK OWNERSHIP GUIDELINES

We have meaningful stock ownership guidelines for our non-employee directors and executive officers. At the end of 2022, all of the NEOs met or exceeded their applicable requirements (or were within the initial five-year period to achieve compliance). These guidelines are described on page 31.

COMPENSATION PROGRAM AND RISK

We believe that our compensation program encourages our NEOs to take action to improve the Company's performance without encouraging them to take undue risk. The Annual Incentive Plan and PSU awards are paid based upon performance as compared to the Company's annual and two-year financial plans, respectively, which are prepared each year by management and approved by the Board. No incentive awards are earned or paid unless the applicable performance goals are achieved. We believe that the plans are rigorous, but reasonably achievable, under normal business conditions. This encourages our executives to manage the business well without pressuring them to take undue risks in order to obtain a payout.

Our LTI awards for the NEOs are designed with a similar goal in mind. We believe that our LTI awards are reasonable in relation to overall compensation. Stock options normally vest ratably over a three-year period and have a 10-year term, and RSUs generally cliff vest after a period of three years, thereby each reducing the risk that an executive will take short-term action to inflate the price of the Company's stock for a brief period. Beginning in 2022, PSU payouts are first calculated at the conclusion of an initial two-year performance period, and then adjusted by a TSR modifier at the end of a third year. In addition to serving as a retention vehicle, this also requires that the executive continues to have the value of their award at risk and dependent on fluctuations in stock price, for an additional year. It also allows a year to pass in which any issues concerning the Company's operating or financial performance may come to light before payments are made.

In addition, there are certain other factors related to our compensation programs for the NEOs that we believe help reduce the likelihood that our compensation programs will encourage our executives to take undue risk, as described below:

Factor	Description
ROIC as PSU Award Measurement	As a retail company, we believe that one of the potential risks we have is that management will attempt to achieve profit targets without taking into account the capital used, particularly working capital invested in inventory and operating leases. We have, therefore, designed our PSU awards for senior management, including the NEOs, to take into account ROIC as well as Two-Year Average After-Tax Income in determining whether a PSU award payout will be paid.
No Bonus Payments to Executives with Poor Performance Ratings	We have designed our plans so that executives who receive a "Not Meeting Performance" rating under the Company's annual performance appraisal process are not eligible to receive an annual incentive payout. This helps prevent an individual executive from taking any action inconsistent with the business plan or otherwise exposing the Company to undue risk.
Incentive Targets	Annual Incentive Plan targets are based on the financial plan that is approved by the Board.
Annual Incentive Payout Caps	Annual incentive payouts to executives are capped and do not include excessive leverage.
Mix of Components	We use a mix of annual and long-term incentive components, as well as a mix between the use of cash and equity.

DELEGATION OF AUTHORITY

The HCC Committee currently has delegated certain responsibilities to its Chair, including certain compensation arrangements for officers within the range previously approved by the HCC Committee, and authority to approve, between committee meetings, RSU awards and stock option awards up to 7,500 RSUs and 25,000 shares, respectively, per individual award, in both cases only to executives who are not executive officers, corporate officers, or other highly-compensated executives. The Chair is expected to use this authority to approve awards made during the course of the year in connection with promotions, new hires, or special retention purposes. Options are priced at fair market value on the date the Chair signs the approval, which is the grant date for awards made under this delegation authority. Similarly, the value of RSU awards is based on the fair market value on the date the Chair signs the approval. The Chair used this authority twice during 2022. The HCC Committee has not delegated any authority to management to make stock option, RSU, or other equity-based awards.

ACCOUNTING AND TAX CONSIDERATIONS

While we review both the accounting and tax effects of various components of compensation, these effects are not a significant factor in the HCC Committee's allocation of compensation among the different components. The HCC Committee believes that in certain instances it is in the best interests of the Company and our shareholders to have the flexibility to pay compensation that is not tax deductible so that we may provide compensation consistent with our program and objectives.

2023 COMPENSATION PROGRAM DESIGN CHANGES

In March 2023, the HCC Committee established the performance goals under the Annual Incentive Plan for the 2023 fiscal year and PSU awards for the long-term performance period beginning in 2023. Under the Annual Incentive Plan, the goals are based (a) 80% on Operating Income, and (b) 20% on NPS. Under the PSU awards, the preliminary goals are based (a) 70% on Two-Year Average After-Tax Income, and (b) 30% on Two-Year Average ROIC. The preliminary PSU payout would be adjusted by a TSR modifier, to represent the Company's TSR percent rank over a three-year performance period commencing at the beginning of the 2022 fiscal year relative to the companies in the S&P 1500 Specialty Retail Index, such that it is multiplied by between 75% for TSR below the 30th percentile to 125% for TSR above the 80th percentile. The TSR modifier is designed to enhance the alignment of internal incentive plan payouts with changes in external shareholder value. Additionally, while the HCC Committee increased the maximum payouts to 200% of target from 150% in 2022, as it was in 2021, for participants under the Annual Incentive Plan and PSU awards (inclusive of the TSR modifier), the HCC Committee also increased the performance goal for a maximum payout under the Annual Incentive Plan from 110% to 115% of target performance to further stretch the organization to achieve a maximum performance payout. The HCC Committee made these changes to ensure industry alignment between management's payouts and shareholders' expectations if the target goals are exceeded. The HCC Committee believes that the introduction of Operating Income as a performance metric under the Annual Incentive Plan is appropriate because of management's direct ability to impact the results. An increase in the maximum payouts under the Annual Incentive Plan and PSU awards are appropriate to deliver market-competitive compensation, which is necessary in attracting and retaining talented executives, particularly given the Company's transformation initiatives, and balanced by increasing the maximum performance goals relative to the target performance goals for the Annual Incentive Plan.

HCC COMMITTEE REPORT

The HCC Committee has reviewed and discussed the **CD&A** with management and, based on that review and discussion, has recommended to the Board that the **CD&A** be included in this Proxy Statement.

Members of the HCC Committee

    

KIMBERLY UNDERHILL	**ALAN D. FELDMAN**	**GUILLERMO G. MARMOL**	**DARLENE NICOSIA**	**DONA D. YOUNG**
Chair	**Member**	**Member**	**Member**	**Ex Officio Member**

HCC COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Ms. Underhill, Mr. Feldman, Mr. Marmol, and Ms. Nicosia served on the HCC Committee during 2022, and Ms. Young served as an Ex Officio Member. None of the committee members was an officer or employee of the Company or any of its subsidiaries, and there were no interlocks with other companies within the meaning of the SEC's proxy rules.

SUMMARY COMPENSATION TABLE

During 2022, the Company experienced an unprecedented degree of management change. As part of a planned succession process, the Company recruited Ms. Dillon to serve as President and Chief Executive Officer, succeeding Mr. Johnson, who retired. In addition, as part of its transformation initiatives, the Company made several other leadership team changes during 2022 to create a more streamlined

(a)	(b)	(c)	(d)	(e)
Name and Principal Position	**Year**	**Salary ($)**[1]	**Bonus ($)**[2]	**Stock Awards ($)**[3][4]
Mary N. Dillon (she/her/hers) President and Chief Executive Officer	2022	584,058	250,000	6,203,885
Andrew E. Page[8] (he/him/his) Former Executive Vice President and Chief Financial Officer	2022	641,250	—	1,040,019
	2021	496,193	500,000	1,656,881
Franklin R. Bracken (he/him/his) Executive Vice President and Chief Commercial Officer	2022	818,750	—	2,485,048
	2021	643,542	—	1,396,860
Elizabeth S. Norberg[9] (she/her/hers) Former Executive Vice President and Chief Human Resources Officer	2022	575,000	—	644,027
	2021	529,167	—	687,763
	2020	466,667	—	487,541
Susan J. Kuhn[10] (she/her/hers) Former President—EMEA and General Manager—Foot Locker Europe	2022	460,398	—	627,378
	2021	409,989	—	232,399
Richard A. Johnson[11] (he/him/his) Former Chairman, President and Chief Executive Officer	2022	1,150,000	—	6,440,040
	2021	1,150,000	—	6,440,063
	2020	996,667	—	4,937,518
Samantha Lomow[12] (she/her/hers) Former Executive Vice President and Chief Customer Officer	2022	441,684	—	2,878,832
Andrew I. Gray[13] (he/him/his) Former Executive Vice President, Global Lockers and Champs Sports	2022	615,568	—	802,686
	2021	611,250	—	1,079,089
	2020	512,663	—	419,349

[1] The amounts in columns (c) and (g) reflect the annual base salaries and non-equity incentive plan compensation, respectively, earned by our NEOs for the designated years. For 2022, these combined amounts represented the following percentages of the NEOs' total compensation: Ms. Dillon (22%), Mr. Page (16%), Mr. Bracken (40%), Ms. Norberg (38%), Ms. Kuhn (49%), Mr. Johnson (30%), Ms. Lomow (8%), and Mr. Gray (14%). For information on the NEOs' employment agreements, as applicable, see **Employment Arrangements** on page 72. Ms. Kuhn's compensation was paid in Euros given the location of her job assignment in the Netherlands and was converted to U.S. dollars by using the weighted-average exchange rate published by the Wall Street Journal consistent with the rates used by the Company to translate its international earnings.

[2] The amount in column (d) reflects the sign-on bonus that Ms. Dillon received in connection with the commencement of her employment in August 2022.

[3] The amounts reflected in columns (e) and (f) reflect the stock and option awards granted in the designated years. The amounts represent the aggregate grant date fair value of the awards granted in each respective year computed in accordance with stock-based compensation accounting rules. A discussion of the assumptions used in computing the award values may be found in Note 22 to our financial statements in our Annual Report, which is available at **investors.footlocker-inc.com/ar**. As provided under the SEC's rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See **Grants of Plan-Based Awards in Fiscal 2022** beginning on page 73 for additional information on awards granted in 2022. The amounts shown in the table do not necessarily reflect the actual value that may be recognized by the NEOs.

[4] The amounts in column (e) include the grant date fair value of PSU awards granted for the 2022-24, 2021-22, and 2020-21 long-term performance periods, valued at the grant date based upon the probable outcome of meeting the performance conditions, which is based on the target performance level. The amounts are consistent with the estimates of the aggregate compensation cost to be recognized over the service period determined at the grant date under stock-based compensation accounting rules, and exclude the effect of estimated forfeitures. Assuming the maximum performance level, the grant date fair value of the PSU awards granted for the 2022-24 long-term performance period would be $6,538,795 for Ms. Dillon; $1,462,511 for Mr. Page; $2,088,304 for Mr. Bracken; $905,638 for Ms. Norberg;

and agile organizational structure and support growth and enhance operational efficiency. For 2022, our NEOs were the following eight individuals, two of whom serve as executive officers as of the date of this Proxy Statement, and six of whom formerly served as executive officers:

	(f)	(g)	(h)	(i)	(j)
	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[1][5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
	716,483	1,481,630	—	40,549	9,276,605
	260,010	—	—	2,162,107	4,103,386
	184,503	675,870	—	21,048	3,534,495
	371,255	1,104,253	—	63,942	4,843,248
	199,212	943,273	—	231,301	3,414,188
	161,003	540,356	108,916	933,390	2,962,692
	126,010	534,928	119,097	43,171	2,040,136
	112,503	418,250	102,926	54,683	1,642,570
	156,844	518,735	—	248,421	2,011,776
	58,102	456,221	—	82,594	1,239,305
	1,610,003	2,881,900	839,251	86,227	13,007,421
	1,610,012	4,169,900	1,038,044	50,306	14,458,325
	1,200,002	3,847,900	880,582	78,651	11,941,320
	1,070,010	—	—	1,260,523	5,651,049
	200,660	—	17,289	2,689,876	4,326,079
	194,763	831,273	81,944	62,034	2,860,353
	75,002	613,695	60,216	202,416	1,883,341

$882,224 for Ms. Kuhn; $5,433,797 for Mr. Johnson; $2,615,074 for Ms. Lomow; and $1,128,739 for Mr. Gray. This column also includes RSU awards, where applicable. See **Grants of Plan-Based Awards in Fiscal 2022** beginning on page 73 for additional information on the awards granted in 2022.

In August 2022, Ms. Dillon received a transformation grant of PSUs, which will be earned based on the achievement of certain performance targets that were determined by the HCC Committee in March 2023. Assuming the maximum performance level, the grant date fair value of the transformation grant of PSUs granted for the 2023-25 long-term performance period would be $5,000,000. Because the performance metrics and targets were set by the HCC Committee in March 2023 and expensed under FASB ASC Topic 718 over the vesting period, this amount is not included in Ms. Dillon's 2022 compensation reflected above in accordance with SEC rules. See the **CD&A** beginning on page 50 for a discussion of the transformation grant.

[5] The amounts in column (g) reflect the cash incentive bonuses earned under the Annual Incentive Plan for the designated years, which amounts are paid to the NEO in the following year (subject to the NEO's employment on such payment date).

[6] The amounts in column (h) represent the annual change in pension value for the designated years. See page 88 for more information on fiscal 2022 pension benefits.

[7] The amounts in column (i) represent perquisites and other compensation attributable to the NEOs for 2022, valued at the incremental cost to the Company of providing them, which represents the actual cost, as reflected in the table below.

Name	Auto. Allow. ($)	Car Service Reimb. ($)	Med. Expense Reimb. ($)(A)	Supp. LTD Ins. Prem. ($)	Univ. Life Ins. Prem. ($)	Legal Fee Reimb. ($)	Financial Planning ($)(B)	Match ($)(C)	Relo. ($)(D)	Accrued Vacation Payout ($)	Accrued Severance Benefits ($)(E)	Accrued COBRA Benefits ($)	Accrued Outplacement ($)	Total ($)
Dillon	—	—	923	—	—	39,626	—	—	—	—	—	—	—	40,549
Page	17,419	—	5,000	5,674	2,264	—	—	—	—	—	2,127,000	—	4,750	2,162,107
Bracken	29,253	—	5,428	4,881	2,835	—	10,870	10,675	—	—	—	—	—	63,942
Norberg	17,434	—	1,348	5,674	2,728	—	10,870	7,625	—	—	862,500	20,461	4,750	933,390
Kuhn	—	—	—	—	—	3,402	—	—	47,312	33,354	157,020	2,583	4,750	248,421
Johnson	5,040	18,505	7,525	6,696	3,786	25,000	9,000	10,675	—	—	—	—	—	86,227
Lomow	6,531	—	5,000	1,165	—	—	—	—	—	43,077	1,200,000	—	4,750	1,260,523
Gray	8,440	—	4,925	4,168	1,938	—	9,125	10,675	45,077	4,811	2,575,500	20,467	4,750	2,689,876

(A)   The amounts shown reflect amounts reimbursed in 2022, including certain amounts submitted in 2022 for expenses incurred in 2021.

(B)   The amounts shown reflect the total amounts paid, including fees.

(C)   The amounts shown reflect the Company's matching contributions under our defined contribution plans, the 401(k) Plan and Excess Savings Plan, made to the NEO's accounts.

(D)   For Ms. Kuhn, the amount shown reflects estimated expenses in connection with her relocation to the United States upon the termination of her employment, and for Mr. Gray, the amount shown reflects home leave that was delayed due to COVID-19.

(E)   The amounts shown reflect severance benefits calculated according to the terms of the NEOs' employment agreements or employment arrangements, as applicable, given the HCC Committee determined the terminations constituted terminations without cause, and, in addition, for Messrs. Page and Gray, additional consideration for amounts actually earned under the Annual Incentive Plan that were to be paid shortly after their terminations, and LTI Awards vesting shortly after the terminations. The HCC Committee determined all additional consideration amounts for the NEOs using a consistent methodology.

(8)   Mr. Page ceased to serve as Executive Vice President and Chief Financial Officer, effective February 2023, under circumstances the HCC Committee determined constituted a termination without cause under the terms of his employment arrangements and the Company's benefit plans, thereby requiring the Company to pay Mr. Page severance benefits according to the terms of his employment arrangements.

(9)   Ms. Norberg ceased to serve as Executive Vice President and Chief Human Resources Officer, effective December 2022, Executive Vice President, effective February 2023, and Senior Advisor, effective March 2023, under circumstances the HCC Committee determined constituted a termination without cause under the terms of her employment agreement and the Company's benefit plans, thereby requiring the Company to pay Ms. Norberg severance benefits according to the terms of her employment agreement.

(10)   Ms. Kuhn ceased to serve as President—EMEA and General Manager—Foot Locker Europe, effective February 2023, and departed from the Company, effective April 2023, under circumstances the HCC Committee determined constituted a termination without cause under the terms of her employment agreement and the Company's benefit plans, thereby requiring the Company to pay Ms. Kuhn severance benefits according to the terms of her employment agreement.

(11)   Mr. Johnson retired as President and Chief Executive Officer, effective September 2022, Executive Chairman, effective January 2023, and Senior Advisor, effective April 2023.

(12)   Ms. Lomow ceased to serve as Executive Vice President and Chief Customer Officer, effective October 2022, under circumstances the HCC Committee determined constituted a termination without cause under the terms of her employment arrangements and the Company's benefit plans, thereby requiring the Company to pay Ms. Lomow severance benefits according to the terms of her employment arrangements.

(13)   Mr. Gray ceased to serve as Executive Vice President, Global Lockers and Champs Sports, effective January 2023, under circumstances the HCC Committee determined constituted a termination without cause under the terms of his employment arrangements and the Company's benefit plans, thereby requiring the Company to pay Mr. Gray severance benefits according to the terms of his employment arrangements.

The Company has established a trust for certain benefit plans, arrangements, and agreements, including the SERP, the Excess Cash Plan, the Excess Savings Plan, the executive employment agreements, and other benefit plans, agreements, or arrangements that may be covered at a later date (collectively, the "Benefit Obligations"). Upon the occurrence of a Potential Change in Control of the Company (as defined in the trust agreement), the Company is required to fund the trust with an amount sufficient to pay the total amount of the Benefit Obligations. Following the occurrence, and during the pendency, of a Potential Change in Control, the trustee would be required to make payments of Benefit Obligations to the extent these payments are not made by the Company.

EMPLOYMENT ARRANGEMENTS

We have an employment agreement with Ms. Dillon, and while we do not have an employment agreement with Mr. Bracken, he is entitled to substantially the same benefits, and subject to substantially the same provisions, as other executive officers at his level with employment agreements. We had employment agreements with Mses. Norberg and Kuhn and Mr. Johnson prior to their departures from the Company. While we did not have employment agreements with Messrs. Page and Gray and Ms. Lomow prior to their departures from the Company, they were each entitled to substantially the same benefits, and subject to substantially the same provisions, as Ms. Norberg. The material terms of these arrangements are described below:

Name	Term End Date	Base Salary Rate[1] ($)	Two-Year Non-Compete and Non-Solicitation
Dillon	01/31/26[2]	1,300,000[3]	✔
Page	N/A	650,000[4]	✔
Bracken	N/A	825,000	✔
Norberg	03/31/23	575,000[5]	✔
Kuhn	04/30/23	460,398[6]	✔
Johnson	04/14/23	1,150,000[7]	✔
Lomow	N/A	800,000[8]	✔
Gray	N/A	635,000[9]	✔

[1] These base salary rates are as of January 28, 2023 for each of the NEOs, except for Ms. Lomow and Mr. Gray, which are as of their respective termination dates. Ms. Norberg and Mr. Johnson's employment agreements were amended to provide for base salary rates of $287,500 and $575,000, respectively, effective after January 28, 2023.

[2] Ms. Dillon's employment agreement is automatically extended for another year unless notice of non-renewal is given 180 days prior to the then-current expiration of the term.

[3] During the term of the agreement, the Company will pay Ms. Dillon an annual base salary of not less than $1,300,000. See Notes 1 and 2 to **Grants of Plan-Based Awards in Fiscal 2022** beginning on page 73 for the 2022 payment levels at threshold, target, and maximum performance for the Annual Incentive Plan and PSU awards for Ms. Dillon. The payment levels are based on a percentage of Ms. Dillon's base salary rate prorated for time in role.

[4] Mr. Page ceased to serve as Executive Vice President and Chief Financial Officer, effective February 2023, under circumstances the HCC Committee determined constituted a termination without cause. Certain obligations under his employment arrangements continue post-termination, including Mr. Page's non-competition obligation.

[5] Ms. Norberg ceased to serve as Chief Human Resources Officer, effective December 2022, Executive Vice President, effective January 2023, and Senior Advisor, effective March 2023, under circumstances the HCC Committee determined constituted a termination without cause, at which time her employment agreement terminated. Certain obligations under her employment agreement continue post-termination, including Ms. Norberg's non-competition obligation.

[6] Ms. Kuhn ceased to serve as President—EMEA and General Manager—Foot Locker Europe, effective January 2023, and departed from the Company, effective April 2023, under circumstances the HCC Committee determined constituted a termination without cause, at which time her employment agreement terminated. Certain obligations under her employment agreement continue post-termination, including Ms. Kuhn's non-competition obligation. Ms. Kuhn's compensation was paid in Euros given the location of her job assignment in the Netherlands and was converted to U.S. dollars by using the weighted-average exchange rate published by the Wall Street Journal consistent with the rates used by the Company to translate its international earnings.

[7] Mr. Johnson retired as President and Chief Executive Officer, effective September 2022, Executive Chairman, effective January 2023, and Senior Advisor, effective April 2023, at which time his employment agreement terminated. Certain obligations under his employment agreement continue post-termination, including Mr. Johnson's non-competition obligation.

[8] Ms. Lomow ceased to serve as Executive Vice President and Chief Customer Officer, effective October 2022, under circumstances the HCC Committee determined constituted a termination without cause. Certain obligations under her employment arrangements continue post-termination, including Ms. Lomow's non-competition obligation.

[9] Mr. Gray ceased to serve as Executive Vice President, Global Lockers and Champs Sports, effective January 2023, under circumstances the HCC Committee determined constituted a termination without cause. Certain obligations under his employment arrangements continue post-termination, including Mr. Gray's non-competition obligation.

The executives' employment agreements and other employment arrangements, as applicable, include definitions of certain terms, such as "Cause" (i.e., dismissal by the company under certain circumstances), "Change in Control" (e.g., the acquisition of 35% or more of the Company's outstanding stock), and "Disability." The executives' employment agreements include a definition of "Good Reason" (i.e., resignation under certain circumstances).

Information on estimated potential payments and benefits upon termination of the NEOs' employment or upon a change in control is described under **Potential Payments Upon Termination or Change in Control** beginning on page 92.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2022

The following table shows the awards made to the NEOs in 2022:

(a)	(b)		Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
			(c)	(d)	(e)
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Dillon	Annual Incentive	08/24/22[1]	295,616	1,182,466	1,773,699
	PSU	08/24/22[2]			
	Stock Option	08/24/22[3]			
	RSU	08/24/22[4]			
	RSU	08/24/22[4]			
Page	Annual Incentive	03/23/22[1]	150,994	603,976	905,964
	PSU	03/23/22[2]			
	Stock Option	03/23/22[3]			
	RSU	03/23/22[4]			
Bracken	Annual Incentive	03/23/22[1]	220,322	881,288	1,321,932
	PSU	03/23/22[2]			
	Stock Option	03/23/22[3]			
	RSU	03/23/22[4]			
	RSU	08/24/22[4]			
Norberg	Annual Incentive	03/23/22[1]	107,813	431,250	646,875
	PSU	03/23/22[2]			
	Stock Option	03/23/22[3]			
	RSU	03/23/22[4]			
Kuhn	Annual Incentive	03/23/22[1]	94,981	379,923	569,885
	PSU	03/23/22[2]			
	Stock Option	03/23/22[3]			
	RSU	03/23/22[4]			
Johnson	Annual Incentive	03/23/22[1]	575,000	2,300,000	3,450,000
	PSU	03/23/22[2]			
	Stock Option	03/23/22[3]			
	RSU	03/23/22[4]			



	Estimated Future Payouts Under Equity Incentive Plan Awards						
	(f)	**(g)**	**(h)**	**(i)**	**(j)**	**(k)**	**(l)**
	Threshold (#)	**Target (#)**	**Maximum (#)**	**All Other Stock Awards: Number of Shares of Stock or Units (#)**	**All Other Option Awards: Number of Securities Underlying Options (#)**	**Exercise or Base Price of Option Awards ($/Sh)**	**Grant Date Fair Value of Stock and Option Awards ($)[5]**
	23,399	93,595	175,491				3,487,350
					54,403	36.49	716,483
				54,810			2,000,017
				19,636			716,518
	6,647	26,585	49,847				780,004
					24,941	30.98	260,010
				8,393			260,015
	9,491	37,961	71,176				1,113,776
					35,612	30.98	371,255
				11,984			371,264
				27,405			1,000,008
	4,116	16,463	30,867				483,024
					15,444	30.98	161,003
				5,197			161,003
	4,010	16,037	30,069				470,526
					15,045	30.98	156,844
				5,331			156,852
	41,156	164,622	308,666				4,830,009
					154,437	30.98	1,610,003
				51,970			1,610,031

(a)				(b)			Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
					(c)			(d)	(e)

Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Lomow	Annual Incentive	03/23/22[1]	111,781	447,123	670,685
	PSU	03/23/22[2]			
	PSU	03/23/22[2]			
	PSU	03/23/22[2]			
	Stock Option	03/23/22[3]			
	Stock Option	03/23/22[3]			
	RSU	03/23/22[4]			
	RSU	03/23/22[4]			
Gray	Annual Incentive	03/23/22[1]	115,865	463,459	695,188
	PSU	03/23/22[2]			
	Stock Option	03/23/22[3]			
	RSU	03/23/22[4]			

[1] **Annual Incentive Awards**

The amounts in columns (c), (d), and (e) reflect the payment levels at threshold, target, and maximum performance for Fiscal 2022 under the Annual Incentive Plan and reflect the potential amounts to be paid at the end of the period if the applicable performance goals are achieved. The estimated annual incentive payouts are based on a percentage of the NEO's base salary rate, as shown in the table below:

Name	Threshold (%)	Target (%)	Maximum (%)
Dillon[A] **and Johnson**	50	200	300
Page[B]	18.75	75	112.50
	25	100	150
Bracken[B]	25	100	150
	27.50	110	165
Norberg, Kuhn, and Gray	18.75	75	112.50
Lomow	25	100	150

[A] Ms. Dillon joined the Company in August 2022, and was appointed President and Chief Executive Officer, effective September 1, 2022. Her target Annual Incentive Award was prorated for the 2022 performance period based on actual, but not less than target, performance.

[B] Messrs. Page and Bracken's Annual Incentive Awards were increased in May 2022 to reflect labor market conditions and competition for top talent in the then-current environment.

Although Mses. Kuhn and Lomow and Messrs. Page and Gray participated in the Annual Incentive Plan in 2022, they were not eligible to receive a payment under the plan because their employment terminated prior to the payment date.

[2] **PSU Awards**

For Ms. Lomow, provided the performance goals for the 2021-22 long-term performance period are achieved, the payout of the PSUs would be subject to a time-based, one-year vesting period following the end of the performance period. Columns (f), (g), and (h) reflect the number of PSUs that would be paid out at threshold, target, and maximum performance if the applicable performance goals are achieved for the 2021-22 performance period. The threshold, target, and maximum number of PSUs for Ms. Lomow were calculated on the grant date on the basis of that day's closing stock price of a share of Common Stock. The closing price on the grant date of March 21, 2022 for Ms. Lomow was $31.01. Similarly, the grant date fair value of the PSUs is based on the closing stock price on the associated grant date. The actual number of PSUs paid out will be based on the Company's performance compared to targets. The value of the PSUs received by Ms. Lomow will depend upon the Company's stock price on the payment date in 2024. No dividends are paid or accrued in connection with the PSUs. The aggregate payout in stock at threshold, target, and maximum performance for Ms. Lomow is based on a percentage of her base salary rate in the second year of the performance period. The PSU award values for the 2021-22 performance period for Ms. Lomow at threshold, target, and maximum performance are listed in the following table:



Estimated Future Payouts Under Equity Incentive Plan Awards						
(f)	(g)	(h)	(i)	(j)	(k)	(l)
Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
3,339	13,353	26,706				414,077
4,261	17,042	31,953				500,012
7,624	30,494	57,177				894,694
				71,943	30.98	750,005
				30,696	30.98	320,005
			10,330			320,023
			24,210			750,026
5,130	20,518	38,471				601,998
				19,248	30.98	200,660
			6,478			200,688

Name	Threshold ($)	Target ($)	Maximum ($)
Lomow[A]	103,542	414,077	828,153

[A] Ms. Lomow joined the Company as President, Global Brands in March 2022 and was named Executive Vice President and Chief Customer Officer in June 2022. Her PSU award was prorated for the 2021-22 performance period. Ms. Lomow forfeited this PSU award in connection with her termination of employment.

For each of the NEOs, provided the preliminary performance goals for the 2022-24 long-term performance period are achieved, the preliminary PSU payout will be adjusted by a TSR modifier to represent the Company's TSR percent rank over a three-year performance period commencing at the beginning of Fiscal 2022 relative to the companies in the S&P 1500 Specialty Index, such that it is multiplied by between 75% for TSR below the 30th percentile to 125% for TSR above the 80th percentile. The HCC Committee will determine whether preliminary payouts have been earned following the end of Fiscal 2023, which will be adjusted by a TSR modifier following the end of Fiscal 2024. For any awards earned for the 2022-24 performance period, payment will be made to participating executives in 2025, following the completion of a one-year vesting period. Columns (f), (g), and (h) reflect the number of PSUs that would be paid out at threshold, target, and maximum performance if the applicable performance goals are achieved for the 2022-24 performance period. The threshold, target, and maximum number of PSUs for each NEO were calculated based on the Monte Carlo valuation as of the grant date. The Monte Carlo valuation as of the grant date of March 23, 2022 for each of the NEOs other than Ms. Dillon was $29.34. The Monte Carlo valuation as of the grant date of August 24, 2022 for Ms. Dillon was $37.26. Similarly, the grant date fair value of the PSUs is based on the Monte Carlo valuation on the associated grant date. The actual number of PSUs paid out will be based on the Company's performance compared to targets and TSR. The value of the PSUs received by an NEO will depend upon the Company's stock price on the payment date in 2025. No dividends are paid or accrued in connection with the PSUs. The aggregate payout in stock at threshold, target, and maximum performance for each of the NEOs is based on a percentage of their base salary rate in the first year of the performance period. The PSU award values for the 2022-24 performance period for the NEOs at threshold, target, and maximum performance are listed in the following table:

Name	Threshold ($)	Target ($)	Maximum ($)
Dillon[(A)]	871,847	3,487,350	6,538,795
Page[(B)]	195,023	780,004	1,462,511
Bracken	278,466	1,113,776	2,088,304
Norberg[(C)]	120,763	483,024	905,638
Kuhn[(D)]	117,653	470,526	882,224
Johnson[(E)]	1,207,517	4,830,009	9,056,260
Lomow[(F)]	125,018	500,012	937,501
	223,688	894,694	1,677,573
Gray[(G)]	150,514	601,998	1,128,739

[(A)] Ms. Dillon joined the Company in August 2022, and was appointed President and Chief Executive Officer in September 2022. Her PSU award was prorated for the 2022-24 performance period.

[(B)] Mr. Page forfeited this PSU award in connection with the termination of his employment.

[(C)] Ms. Norberg forfeited this PSU award in connection with the termination of her employment.

[(D)] Ms. Kuhn forfeited this PSU award in connection with the termination of her employment.

[(E)] Due to Mr. Johnson's retirement, he will earn the pro rata portion of his PSUs due for the 2022-24 performance period based on actual performance, which will be paid at the same time as the payouts to the other NEOs in 2025.

[(F)] Ms. Lomow received (1) a sign-on PSU award for the 2022-24 long-term performance period, and (2) an annual PSU award for the 2022-24 long-term performance period. However, all these PSUs were forfeited in connection with the termination of her employment.

[(G)] Mr. Gray forfeited this PSU award in connection with the termination of his employment.

In addition to the PSU award for the 2022-24 long-term performance period, Ms. Dillon received a transformation grant of PSUs with a grant date fair value equal to $5,000,000, which will vest based on three years of continued employment and the achievement of certain performance targets as determined by the HCC Committee in March 2023. The values of the transformation PSU award for the 2023-25 performance period for Ms. Dillon at threshold and target performance (which represents the maximum payout) are listed in the following table:

Name	Threshold ($)	Target ($)
Dillon	1,250,000	5,000,000

[(3)] **Stock Option Awards**

The amounts in column (j) reflect the number of stock options awarded in Fiscal 2022 under the Stock Incentive Plan. The exercise price reflected in column (k) is equal to the closing price of a share of Common Stock on the grant date. In general, no portion of any stock option may be exercised until the first anniversary of its grant date. Vested options may be exercised for ten years following the grant date, unless the option is cancelled or exercised sooner. If the NEO retires, becomes disabled, or dies while employed by the Company or one of its subsidiaries, all unexercised options that are then exercisable and those options that would have become exercisable on the next anniversary of the grant date will remain (or become) exercisable as of that date. Options granted in 2022 will become exercisable upon a participant's termination of employment on or within 24 months following a Change in Control. In general, options may remain exercisable for up to three years following a participant's retirement or termination due to disability, and for up to one year for any other termination of employment for reasons other than cause.

The vesting schedules for the stock options granted to the NEOs in 2022 are as follows:

Name	Grant Date	Shares (#)	Vest Date: Shares (#)		Vest Date: Shares (#)		Vest Date: Shares (#)	
Dillon	08/24/22	54,403	08/19/23:	18,134	08/19/24:	18,134	08/19/25:	18,135
Page	03/23/22	24,941	03/23/23:	*	03/23/24:	*	03/23/25:	*
Bracken	03/23/22	35,612	03/23/23:	11,870	03/23/24:	11,871	03/23/25:	11,871
Norberg	03/23/22	15,444	03/23/23:	5,148	03/23/24:	*	03/23/25:	*
Kuhn	03/23/22	15,045	03/23/23:	5,015	03/23/24:	*	03/23/25:	*
Johnson	03/23/22	154,437	03/23/23:	51,479	04/13/24:	51,479	03/23/25:	*
Lomow	03/23/22	71,943	03/23/23:	*	03/23/24:	*	03/23/25:	*
	03/23/22	30,696	03/23/23:	*	03/23/24:	*	03/23/25:	*
Gray	03/23/22	19,248	03/23/23:	*	03/23/24:	*	03/23/25:	*

* Unvested portion of stock option award cancelled upon termination of employment.



(4) **RSU Awards**

The amounts in column (i) reflect the number of RSUs awarded for Fiscal 2022 under the Stock Incentive Plan. The awards will vest according to the schedules below, provided that the NEO remains employed by the Company through the vesting date. No dividends are paid or accrued for RSU awards.

Name	Grant Date	Shares (#)	Vest Date
Dillon	08/24/22	54,810	08/19/25
	08/24/22	19,636	08/19/25
Page	03/23/22	8,393[A]	03/23/25
Bracken	03/23/22	11,984	03/23/25
	08/24/22	27,405	08/24/25
Norberg	03/23/22	5,197[B]	03/23/25
Kuhn	03/23/22	5,063[C]	03/23/25
Johnson	03/23/22	51,970[D]	03/23/25
Lomow	03/23/22	71,943[E]	03/23/25
	03/23/22	30,696[E]	03/23/25
Gray	03/23/22	6,478[F]	03/23/25

[A] Mr. Page forfeited these RSU awards in connection with the termination of his employment.

[B] Ms. Norberg forfeited these RSU awards in connection with the termination of her employment.

[C] Ms. Kuhn forfeited these RSU awards in connection with the termination of her employment.

[D] Mr. Johnson forfeited 33,588 shares of this RSU award in connection with his retirement.

[E] Ms. Lomow forfeited these RSU awards in connection with the termination of her employment.

[F] Mr. Gray forfeited these RSU awards in connection with the termination of his employment.

(5) **Grant Date Fair Value**

The amounts in column (l) reflect the aggregate grant date fair values of the RSU, PSU, and stock option awards granted in 2022, calculated in accordance with stock-based compensation accounting rules. A discussion of the assumptions used in computing the award values are found in Note 22 to our financial statements in our Annual Report, which is available at **investors.footlocker-inc.com/ar**. For the RSUs, the fair values are calculated by multiplying the closing price of our Common Stock on the NYSE on the award date by the number of RSUs granted. For Ms. Lomow's PSUs in connection with the 2021-22 long-term performance period, the fair value is calculated based upon the probable outcome of meeting the performance conditions at the target performance level and multiplying the number of PSUs that would be received at that level by the closing price of our Common Stock on the grant date. For the PSUs, the fair value is calculated based upon the probable outcome of meeting the performance conditions at the target performance level and multiplying the number of PSUs that would be received at that level by the Monte Carlo valuation on the grant date, which applies a risk-free interest rate and expected volatility assumptions. This is consistent with the estimate of the aggregate compensation cost to be recognized over the service period determined at the grant date under stock-based compensation accounting rules. For the stock options, the values are calculated by multiplying the Black-Scholes value by the number of stock options awarded. All of these values, and corresponding grant dates, are shown in the table below.

Name	RSUs 03/23/22 ($)	RSUs 08/24/22 ($)	PSUs 03/21/22 ($)	PSUs 03/23/22 ($)	PSUs 08/24/22 ($)	Stock Options 03/23/22 ($)	Stock Options 08/24/22 ($)
Dillon	—	36.49	—	—	37.26	—	13.17
Page	30.98	—	—	29.34	—	10.43	—
Bracken	30.98	36.49	—	29.34	—	10.42	—
Norberg, Kuhn, Johnson, and Gray	30.98	—	—	29.34	—	10.42	—
Lomow	30.98	—	31.01	29.34	—	10.42	—

Assuming the maximum performance level, the grant date fair value of the PSUs granted for the long-term performance period of 2021-22 would be $828,153 for Ms. Lomow, and for the long-term performance period of 2022-24 would be $6,538,795 for Ms. Dillon; $1,462,511 for Mr. Page; $2,088,304 for Mr. Bracken; $905,638 for Ms. Norberg; $882,224 for Ms. Kuhn; $5,433,797 for Mr. Johnson; $2,615,074 for Ms. Lomow, and $1,128,739 for Mr. Gray.

OUTSTANDING EQUITY AWARDS AT FISCAL 2022 YEAR-END

The following table shows the number of outstanding stock options, both vested and unvested, the number of unvested RSUs, and the number of PSUs, both earned but unvested and unearned, held by the NEOs at the end of Fiscal 2022:

	Option Awards			
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Name	**Number of Securities Underlying Unexercised Options Exercisable**[1] **(#)**	**Number of Securities Underlying Unexercised Options Unexercisable**[1] **(#)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**
Dillon	—	54,403	—	36.49
	—	—	—	—
	—	—	—	—
	—	—	—	—
Page	2,777	5,556	—	58.25
	—	24,941	—	30.98
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
Bracken	934	—	—	45.08
	1,250	—	—	62.11
	6,336	—	—	63.79
	6,419	—	—	72.83
	4,049	—	—	44.78
	4,365	—	—	58.94
	9,948	4,974	—	21.60
	3,298	6,597	—	53.61
	—	35,612	—	30.98
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—

		Stock Awards		
(f)	(g)	(h)	(i)	(j)
Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3]
08/24/2032	—	—	—	—
—	19,636	863,592	—	—
—	54,810	2,410,544	—	—
—	—	—	175,491	7,718,094
04/13/2031	—	—	—	—
03/23/2032	—	—	—	—
—	3,168	139,329	—	—
—	7,460	328,091	—	—
—	8,372	368,201	—	—
—	8,393	369,124	—	—
—	—	—	16,726	735,609
—	—	—	49,847	2,192,271
03/26/2024	—	—	—	—
03/25/2025	—	—	—	—
03/23/2026	—	—	—	—
03/22/2027	—	—	—	—
03/28/2028	—	—	—	—
03/27/2029	—	—	—	—
03/25/2030	—	—	—	—
03/24/2031	—	—	—	—
03/23/2032	—	—	—	—
—	3,473	152,743	—	—
—	3,716	163,430	—	—
—	10,661	468,871	—	—
—	11,984	527,056	—	—
—	17,987	791,068	—	—
—	27,405	1,205,272	—	—
—	—	—	22,296	980,578
—	—	—	71,176	3,130,320

	Option Awards			
(a)	(b)	(c)	(d)	(e)
Name	Number of Securities Underlying Unexercised Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)
Norberg	8,497	—	—	46.74
	6,547	—	—	58.94
	14,922	7,461	—	21.60
	2,086	4,173	—	53.61
	—	15,444	—	30.98
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
Kuhn	4,974	4,974	—	21.60
	962	1,924	—	53.61
	—	15,045	—	30.98
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
Johnson	37,000	—	—	45.08
	55,000	—	—	56.35
	207,900	—	—	62.11
	139,380	—	—	63.79
	141,207	—	—	72.83
	91,093	—	—	44.78
	69,829	—	—	58.94
	159,164	79,582	—	21.60
	26,657	53,314	—	53.61
	—	154,437	—	30.98
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—

	Stock Awards			
(f)	(g)	(h)	(i)	(j)
Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3]
9/17/2028	—	—	—	—
3/27/2029	—	—	—	—
3/25/2030	—	—	—	—
3/24/2031	—	—	—	—
3/23/2032	—	—	—	—
—	5,197	228,564	—	—
—	5,209	229,092	—	—
—	5,778	254,116	—	—
—	18,741	824,229	—	—
—	—	—	14,102	620,206
—	—	—	30,867	1,357,531
3/25/2030	—	—	—	—
3/24/2031	—	—	—	—
3/23/2032	—	—	—	—
—	1,084	47,674	—	—
—	3,473	152,743	—	—
—	5,063	222,671	—	—
—	6,137	269,905	—	—
—	—	—	6,501	285,914
—	—	—	30,069	1,322,435
03/26/2024	—	—	—	—
12/01/2024	—	—	—	—
03/25/2025	—	—	—	—
03/23/2026	—	—	—	—
03/22/2027	—	—	—	—
03/28/2028	—	—	—	—
03/27/2029	—	—	—	—
03/25/2030	—	—	—	—
03/24/2031	—	—	—	—
03/23/2032	—	—	—	—
—	30,032	47,674	—	—
—	51,970	152,743	—	—
—	55,556	222,671	—	—
—	186,782	269,905	—	—
—	—	—	180,191	7,924,800
—	—	—	308,666	13,575,131

	Option Awards			
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Name	**Number of Securities Underlying Unexercised Options Exercisable**[1] **(#)**	**Number of Securities Underlying Unexercised Options Unexercisable**[1] **(#)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**
Gray	1,400	—	—	45.08
	2,500	—	—	62.11
	6,336	—	—	63.79
	6,419	—	—	72.83
	25,606	—	—	34.75
	6,073	—	—	44.78
	4,365	—	—	58.94
	9,948	4,974	—	21.60
	3,224	6,450	—	53.61

	Stock Awards			
(f)	**(g)**	**(h)**	**(i)**	**(j)**
Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3]
03/26/2024	—	—	—	—
03/25/2025	—	—	—	—
03/23/2026	—	—	—	—
03/22/2027	—	—	—	—
10/02/2027	—	—	—	—
03/28/2028	—	—	—	—
03/27/2029	—	—	—	—
03/25/2030	—	—	—	—
03/24/2031	—	—	—	—

(1) The **Vesting Schedules** for the options shown in columns (b) and (c) are as follows:

Name	Total Securities Underlying Unexercised Options (#)	Grant Date	Vesting Date for ⅓ of Total Grant	Vesting Date for ⅓ of Total Grant	Vesting Date for ⅓ of Total Grant
Dillon	54,403	08/24/2022	08/19/2023	08/19/2024	08/19/2025
	54,403				
Page	8,333	04/13/2021	04/13/2022	*	*
	24,941	03/23/2022	*	*	*
	33,274				
Bracken	934	03/26/2014	03/26/2015	03/26/2016	03/26/2017
	1,250	03/25/2015	03/25/2016	03/25/2017	03/25/2018
	6,336	03/23/2016	03/23/2017	03/23/2018	03/23/2019
	6,419	03/22/2017	03/22/2018	03/22/2019	03/22/2020
	4,049	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	4,365	03/27/2019	03/27/2020	03/27/2021	03/27/2022
	14,922	03/25/2020	03/25/2021	03/25/2022	03/25/2023
	9,895	03/24/2021	03/24/2022	03/24/2023	03/24/2024
	35,612	03/23/2022	03/23/2023	03/23/2024	03/23/2025
	83,782				
Norberg	8,497	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	6,547	03/27/2019	03/27/2020	03/27/2021	03/27/2022
	22,383	03/25/2020	03/25/2021	03/25/2022	03/25/2023
	6,259	03/24/2021	03/24/2022	03/24/2023	*
	15,444	03/23/2022	03/23/2023	*	*
	59,130				
Kuhn	9,948	03/25/2020	03/25/2021	03/25/2022	03/25/2023
	2,886	03/24/2021	03/24/2022	03/24/2023	*
	15,045	03/23/2022	03/23/2023	*	*
	27,879				
Johnson	37,000	03/26/2014	03/26/2015	03/26/2016	03/26/2017
	55,000	12/01/2014	12/01/2015	12/01/2016	12/01/2017
	207,900	03/25/2015	03/25/2016	03/25/2017	03/25/2018
	139,380	03/23/2016	03/23/2017	03/23/2018	03/23/2019
	141,207	03/22/2017	03/22/2018	03/22/2019	03/22/2020
	91,093	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	69,829	03/27/2019	03/27/2020	03/27/2021	03/27/2022
	238,746	03/25/2020	03/25/2021	03/25/2022	03/25/2023
	79,971	03/24/2021	03/24/2022	03/24/2023	04/14/2023
	154,437	03/23/2022	03/23/2023	04/14/2023	*
	1,214,563				



Name	Total Securities Underlying Unexercised Options (#)	Grant Date	Vesting Date for ⅓ of Total Grant	Vesting Date for ⅓ of Total Grant	Vesting Date for ⅓ of Total Grant
Gray	1,400	03/26/2014	03/26/2015	03/26/2016	03/26/2017
	2,500	03/25/2015	03/25/2016	03/25/2017	03/25/2018
	6,336	03/23/2016	03/23/2017	03/23/2018	03/23/2019
	6,419	03/22/2017	03/22/2018	03/22/2019	03/22/2020
	25,606	10/02/2017	10/02/2018	10/02/2019	10/02/2020
	6,073	03/28/2018	03/28/2019	03/28/2020	03/28/2021
	4,365	03/27/2019	03/27/2020	03/27/2021	03/27/2022
	14,922	03/25/2020	03/25/2021	03/25/2022	*
	9,674	03/24/2021	03/24/2022	*	*
	77,295				

* Unvested portion of stock option award cancelled upon termination of employment.

[2] The vesting dates for the RSU awards and earned PSUs shown in column (g) and the PSUs shown in column (i) are set forth in the table below. The PSUs shown in column (i) consist of (a) PSUs granted in 2021 for the 2021-22 performance period; and (b) PSUs granted in 2022 that will be earned only if the threshold performance goals for the 2022-24 performance period are achieved (and, if earned, will vest in 2025).

Name	Grant Date	Type of Award	Shares (#)	Vesting Date
Dillon	08/24/2022	RSU	19,636	08/19/2025
	08/24/2022	RSU	54,810	08/19/2025
	08/24/2022	PSU	175,491	03/23/2025
Page	04/12/2021	RSU	4,186[A]	04/12/2023
	04/12/2021	RSU	4,186[A]	04/12/2024
	04/12/2021	PSU	7,460[A]	03/25/2023
	04/12/2021	PSU	16,726[A]	03/24/2024
	04/13/2021	RSU	3,168[A]	04/13/2024
	03/23/2022	RSU	8,393[A]	03/23/2025
	03/23/2022	PSU	49,847[A]	03/23/2025
Bracken	03/25/2020	RSU	3,473	03/25/2023
	11/17/2020	PSU	17,987	03/25/2023
	03/24/2021	RSU	3,716	03/24/2024
	11/16/2021	RSU	10,661	11/16/2024
	03/24/2021	PSU	22,296	03/24/2024
	03/23/2022	RSU	11,984	03/23/2025
	03/23/2022	PSU	71,176	03/23/2025
	08/24/2022	RSU	27,405	08/24/2025
Norberg	03/25/2020	RSU	5,209	03/25/2023
	11/17/2020	PSU	18,741	03/25/2023
	03/24/2021	RSU	5,778[B]	03/24/2024
	03/24/2021	PSU	14,102[B]	03/24/2024
	03/23/2022	RSU	5,197[B]	03/23/2025
	03/23/2022	PSU	30,867[B]	03/23/2025

Name	Grant Date	Type of Award	Shares (#)	Vesting Date
Kuhn	03/25/2020	RSU	3,473	03/25/2023
	11/17/2020	PSU	6,137	03/25/2023
	03/24/2021	RSU	1,084[(C)]	03/24/2024
	03/24/2021	PSU	6,501[(C)]	03/24/2024
	03/23/2022	RSU	5,063[(C)]	03/23/2025
	03/23/2022	PSU	30,069[(C)]	03/23/2025
Johnson	03/25/2020	RSU	55,556	03/25/2023
	11/17/2020	PSU	186,782	03/25/2023
	03/24/2021	RSU	30,032[(D)]	03/24/2024
	03/24/2021	PSU	180,191[(D)]	03/24/2024
	03/23/2022	RSU	51,970[(D)]	03/23/2025
	03/23/2022	PSU	308,666[(D)]	03/23/2025

[(A)] Mr. Page forfeited this award in connection with the termination of his employment.

[(B)] Ms. Norberg forfeited this award in connection with the termination of her employment.

[(C)] Ms. Kuhn forfeited this award in connection with the termination of her employment.

[(D)] Due to Mr. Johnson's retirement, he will earn a pro rata portion of this award.

Ms. Lomow and Mr. Gray forfeited their PSUs and RSUs in connection with the termination of their employment.

[(3)] Values in columns (h) and (j) calculated by multiplying the number of unvested RSUs and PSUs, as applicable, by the closing price of $43.98 on January 27, 2023, which was the last business day of Fiscal 2022. The values shown in column (h) and (j) for the PSUs are based on:

  ▶ the number of PSUs at actual performance for the 2020-21 long-term performance period, which will vest in March 2023;

  ▶ the number of PSUs at maximum performance for the 2021-22 long-term performance period, which will vest in March 2024; and

  ▶ the number of PSUs that may be earned at maximum performance for the 2022-24 long-term performance period, which, if earned, will vest in March 2025.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2022

The following table provides information on the stock options exercised by, and RSU awards vested for, the NEOs during 2022:

	Options Awards		Stock Awards	
(a)	**(b)**	**(c)**	**(d)**	**(e)**
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Page	–	–	4,185	123,374
Bracken	–	–	1,273	38,827
Norberg	–	–	1,909	58,225
Johnson	96,000	268,550	20,360	620,980
Gray	–	–	1,273	38,827



PENSION BENEFITS IN FISCAL 2022

The table below provides the present value of the accumulated benefit payable to each of the NEOs and the years of service credited to each of them under the Retirement Plan, the Excess Cash Plan, and the SERP, as applicable, determined using interest rate and mortality rate assumptions consistent with those used in our 2022 financial statements.

(a) **Name**	(b) **Plan Name**	(c) **Number of Years Credited Service (#)**[1]	(d) **Present Value of Accumulated Benefit ($)**[1]	(e) **Payments During Last Fiscal Year ($)**
Bracken	Retirement Plan	9	64,279	—
	Excess Cash Plan	9	41,402	—
			105,681	—
Norberg	Retirement Plan	1	2,632	—
	SERP	5[2]	382,933	—
			385,565	—
Johnson	Retirement Plan	24	312,083	—
	Excess Cash Plan	24	1,730,604	—
	SERP	20	4,564,050	—
			6,606,737	—
Gray	Retirement Plan	4[3]	60,368	—
	Excess Cash Plan	4[3]	122,657	—
			183,025	—

[1] In general, the present value of accumulated benefits was determined using the same measurement date (January 28, 2023) and assumptions used for financial reporting purposes. The following key assumptions were used in calculating the values:

- ► ASC 715 discount rate of 5% for the Retirement Plan and ASC 715 discount rate of 5.1% for the Excess Cash Plan and the SERP;
- ► For the Retirement Plan and the Excess Cash Plan, retirement age is assumed to be 65; for the SERP, retirement age is assumed to be when age plus years of service equals 65 for participants in the plan on May 26, 2011 and, for participants in the SERP after such date, when the participant reaches age 55 with 10 years of service; and
- ► Form of payment for the Retirement Plan and the Excess Cash Plan is a lump sum and form of payment for the SERP is 12 quarterly installments.

[2] The total benefit payable to Ms. Norberg under the SERP was forfeited when her employment was terminated.

[3] While Mr. Gray has participated in the Retirement Plan and Excess Cash Balance Plan for 4 years, his crediting rate was based on his 20 years of service in accordance with the plan.

The years of service for the SERP reflect the number of years that the NEO has been approved by the HCC Committee as a participant in the plan.

DEFINED BENEFIT RETIREMENT PLANS

RETIREMENT PLAN

The Retirement Plan is a defined benefit plan with a cash balance formula wherein each participant has an account for record keeping purposes only, which covers eligible team members of the Company and substantially all of its U.S. subsidiaries who were at least 21 years old with one year of service before the Retirement Plan was frozen on December 31, 2019. The Retirement Plan takes into account only base salary and Annual Incentive Plan awards in determining pension benefits. Therefore, LTI Awards have no effect on the calculation of benefits or payments under this plan.

Plan participants become fully vested in their benefits under this plan generally upon completion of three years of service or upon reaching normal retirement age (age 65) while actively employed.

The Retirement Plan was frozen as of December 31, 2019 for new participants (including rehires), and for benefit accruals for participants with fewer than 11 years of benefit service.

Participants with 11 or more years of benefit service as of December 31, 2019 continued to earn credits annually for a three-year transition period ending December 31, 2022 under the cash balance formula based upon a percentage of the participant's W-2 Compensation, as defined in the Retirement Plan. Compensation credits no longer accrue. This percentage is determined based on the participant's years of service with the Company as of the beginning of each calendar year.

The following table shows the percentages of employees' compensation used to determine credits for each of the years of service indicated:

Years of Service	Percent of All W-2 Compensation (%) +	Percent of W-2 Compensation Over $22,000 (%)
< 6	1.10	0.55
6–10	1.50	0.75
11–15	2.00	1.00
16–20	2.70	1.35
21–25	3.70	1.85
26–30	4.90	2.45
31–35	6.60	3.30
> 35	8.90	4.45

All existing balances in participants' accounts as of December 31, 2019 earn interest at the fixed rate of 6%, which is credited annually.

At retirement or other termination of employment, an amount equal to the vested balance then credited to the account under the Retirement Plan is payable to the participant in the form of a qualified joint and survivor annuity (available to married participants) or a life annuity. The participant may elect, upon retirement, to waive the annuity form of benefit and receive benefits under the plan in an optional annuity form or an immediate or deferred lump sum, or, upon other termination of employment, in a lump sum. Additional optional forms of payment are available to participants who were participating in the Retirement Plan as of December 31, 1995.

All U.S.-based team members and expatriate U.S. team members who met the eligibility requirements prior to the plan being frozen on December 31, 2019, including Mr. Bracken, are participants in the Retirement Plan. Ms. Norberg and Messrs. Johnson and Gray were active participants prior to their termination of employment.

EXCESS CASH PLAN

The IRC limits annual retirement benefits that may be paid to, and the compensation that may be taken into account in calculating benefits for, any person covered under a qualified retirement plan, such as the Retirement Plan. Accordingly, the Company has adopted the Excess Cash Plan for any person covered by the Retirement Plan whose annual retirement benefit, calculated in accordance with the terms of the Retirement Plan, exceeds the limitations of the IRC. The Excess Cash Plan is an unfunded, non-qualified benefit plan, under which the individual is paid the difference between the IRC limitations and the retirement benefit to which they would otherwise be entitled under the Retirement Plan. The Excess Cash Plan takes into account only base salary and Annual Incentive Plan awards in determining pension benefits. Therefore, LTI Awards have no effect on the calculation of benefits or payments under this plan.

The Excess Cash Plan was frozen as of December 31, 2019 for new participants (including rehires), and for benefit accruals for participants with fewer than 11 years of benefit service.



Participants with 11 or more years of benefit service as of December 31, 2019 continued to earn credits annually for a three-year transition period ending December 31, 2022 under the cash balance formula based upon a percentage of the participant's W-2 Compensation, as defined in the Retirement Plan. Compensation credits no longer accrue. This percentage is determined based on the participant's years of service with the Company as of the beginning of each calendar year. The table above shows the percentages used to determine credits for each of the years of service in the Excess Cash Plan.

EARLY RETIREMENT ELIGIBILITY

The Retirement Plan provides for a reduced benefit payment to a participant who retires after reaching early retirement age but prior to normal retirement age. Early retirement age is defined under the Retirement Plan and the Excess Cash Plan as age 55 with at least 5 years of vesting service. Prior to his retirement, Mr. Johnson was the only NEO eligible for early retirement under these plans.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company maintains a SERP for certain senior officers of the Company and other key employees who met the eligibility requirements prior to the plan being frozen for new participants (including rehires) after December 31, 2018. The SERP is an unfunded and non-qualified benefit plan that provides for payment by the Company of supplemental retirement, death, and disability benefits. As of the end of 2022, Ms. Norberg and Mr. Johnson, as well as four other current executives, participated in the SERP.

If a participant's employment terminates due to death or disability, the participant (or the participant's estate) would be entitled to payment of the participant's SERP balance. A participant's SERP benefit is paid in 12 quarterly installments following retirement, with the first two quarters payable no earlier than six months following retirement. Upon death or disability, a participant's SERP benefit is paid in a lump sum. For participants in the plan prior to February 2, 2014, the SERP provides for the continuation of medical and dental insurance benefits if a participant meets the applicable age and service requirements when their employment terminates. The benefits would be substantially the same as those benefits to which senior executives are entitled under the Company's medical and dental plans for active team members. The terminated participant would be required to pay the insurance premium applicable to actively-employed senior executives, including any increases in the premiums, and the Company would pay the difference between the actual premium rate and the active team member rate.

Participants in the SERP prior to May 26, 2011, including Mr. Johnson, are eligible to receive a benefit only if their age plus years of service at retirement equals at least 65. For persons who became participants in the SERP on or after this date, including Ms. Norberg, they are eligible to receive a benefit only if they are at least age 55 at retirement with 10 years of service. The SERP was frozen for new participants (including rehires) after December 31, 2018, and for new benefit awards for plan years after December 31, 2022 (however, interest credit for participants continues to accrue). Under the terms of the SERP, executives are vested in their account balances based upon a combination of age and service. As of the end of 2022, of the NEOs, only Mr. Johnson was vested under the SERP. Ms. Norberg was not vested at the time of the termination of her employment.

The HCC Committee sets an annual targeted incentive award under the SERP for each participant consisting of a percentage of salary and Annual Incentive Plan awards (if paid) based on the Company's performance against the target; therefore, LTI Awards have no effect on the calculation of benefits or payments under this plan. Achievement of the target causes a credit equal to 8% of covered compensation to a participant's account for that year. The applicable percentage for the year increases or decreases proportionately to the percentage of the Company's performance in relation to the target, but may not be less than 4% or more than 12% in any year. Participants' accounts accrue simple interest at the rate of 6% annually. Based upon the Company's performance in 2022, a credit of 10.3% of each participant's respective 2022 base salary was made to the SERP. As of the end of 2022, Mr. Johnson and Ms. Norberg's account balances were $4,882,633 and $406,358, respectively.

401(k) PLAN

The Company has a 401(k) Plan that is available to team members whose primary place of employment is in the United States, as well as expatriate U.S. team members. Eligible team members may contribute to the 401(k) Plan following 28 days of employment and are eligible for Company matching contributions upon completion of one year of service consisting of at least 1,000 hours. Mr. Bracken participates in the 401(k) Plan and the Excess Savings Plan. Ms. Norberg and Messrs. Johnson and Gray were active participants prior to their termination of employment. As of January 1, 2022, the 401(k) Plan allows eligible team members to contribute up to 40% of their compensation on a pre-tax basis, subject to a maximum of $20,500 (which was increased to $22,500 effective January 1, 2023). The Company matches 100% of employees' pre-tax contributions on up to the first 1% of the employees' compensation (subject to certain IRC limitations), and 50% of the next 5%, subject to a maximum match of 3.5% if the participant contributes at least 6% to the plan. The matching contribution is made in cash and vests after the completion of two years. See Note 7 to the **Summary Compensation Table** beginning on page 70 for the amount of the Company's match under the 401(k) and Excess Savings Plans to the NEOs' accounts.

NON-QUALIFIED DEFERRED COMPENSATION IN FISCAL 2022

The table below provides the amount of contributions and earnings during the last fiscal year to each of the NEOs under the Excess Savings Plan, as well as aggregate withdrawals and distributions and aggregate year-end balances.

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions During Last Fiscal Year ($)	Registrant Contributions During Last Fiscal Year ($)[1]	Aggregate Earnings During Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Bracken	—	50,923	1,105	—	96,494
Norberg	—	20,123	825	—	55,650

[1] The amounts shown in column (c) are reported as compensation for the officers in Fiscal 2022 in the "All Other Compensation" column of the **Summary Compensation Table** beginning on page 69.

[2] The amounts shown in column (d) are not reported in the **Summary Compensation Table** because the earnings are not preferential.

EXCESS SAVINGS PLAN

Participants in our 401(k) Plan for whom contributions are limited by Section 401(a)(17) of the IRC participate in the Excess Savings Plan, which is an unfunded, non-qualified benefit plan. See Note 7 to the **Summary Compensation Table** beginning on page 70 for the amount of the Company's match under the 401(k) and Excess Savings Plans to the NEOs' accounts. The Excess Savings Plan does not permit employees to elect to defer any compensation, but instead solely provides for the crediting of Company matching contributions. In Fiscal 2022, we made a matching contribution to each participant's bookkeeping account under the Excess Savings Plan at the same rate of contribution as our 401(k) Plan. Company matching contributions vest to the same extent that the participant's employer matching contributions vest under the 401(k) Plan. Each participant's account is credited with simple interest per annum at a rate of 120% of the annually compounded long-term applicable federal rate as reported as of December of the prior year. Following a termination of employment, distributions of a participant's vested account balance will be made in a lump sum on the first payroll date of the month that occurs thirty days after the termination date (or such later date as may be required by Section 409A of the IRC, or in the event of death, no later than December 31 of the year following the year in which the participant's death occurs).

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The NEOs' employment agreements and certain of the plans and programs that the NEOs participate in require the Company to pay compensation to the NEOs if their employment terminates under certain circumstances. Estimates of the compensation, benefits, and vesting of equity grants that may be payable to the NEOs upon termination of employment or change in control, including amounts already vested, are included in the tables below. Except for Ms. Lomow and Mr. Gray, the information in the tables assumes a termination date of January 28, 2023, and equity awards have been valued using the closing stock price on January 27, 2023 of $43.98 per share. For Ms. Lomow and Mr. Gray, both of whom departed their roles prior to the end of the last completed fiscal year, the information in the tables reflects the actual payments made in connection with their termination dates of October 7, 2022 and January 23, 2023, respectively. In addition, Mr. Page, Ms. Norberg, Mr. Johnson, and Ms. Kuhn ceased to be employed as of February 28, 2023, March 31, 2023, April 14, 2023, and April 30, 2023, respectively, and the information in the table reflects the actual payments made or to be made in connection with their termination. Mr. Johnson retired and was not eligible for severance benefits.

Termination Event	Severance ($)	RSUs, PSUs, and Stock Options ($)	SERP ($)[1]	Excess Cash Balance Plan ($)[2]	Excess Saving Plan ($)[3]	Health Benefits ($)[4]	Life Insurance ($)[5]
Dillon							
By Company w/o Cause	4,086,380[6]	—	—	—	—	—	—
By Executive For Good Reason	4,086,380[6]	135,824[7]	—	—	—	—	—
Resignation	—	—	—	—	—	—	—
Change in Control[8]	7,804,750[9]	6,038,216[10]	—	—	—	—	—
Disability	—	2,963,584[11]	—	—	—	—	—
Death	—	2,963,584[11]	—	—	—	—	1,300,000
Retirement	—	2,963,584[11]	—	—	—	—	—
Cause	—	—	—	—	—	—	—
Page[12]							
Actual Payments	2,131,750[13]	—	—	—	—	—	—
Bracken							
By Company w/o Cause	1,237,500[14]	—	—	36,586	94,494	—	—
By Executive For Good Reason	1,237,500[14]	265,628[7]	—	36,586	94,494	—	—
Resignation	—	—	—	36,586	94,494	—	—
Change in Control[8]	3,462,750[9]	5,698,054[10]	—	36,586	94,494	—	—
Disability	—	3,627,261[11]	—	36,586	94,494	—	—
Death	—	3,627,261[11]	—	36,586	94,494	—	825,000
Retirement	—	3,627,261[11]	—	36,586	94,494	—	—
Cause	—	—	—	—	—	—	—
Norberg[15]							
Actual Payments	867,250[16]	—	—	—	55,650	—	—
Kuhn[17]							
Actual Payments	245,838[18]	—	—	—	—	—	—
Johnson[19]							
Actual Payments	—	18,777,745[20]	406,886	1,737,959	—	437,044	—

Termination Event	Severance ($)	RSUs, PSUs, and Stock Options ($)	SERP ($)[1]	Excess Cash Balance Plan ($)[2]	Excess Saving Plan ($)[3]	Health Benefits ($)[4]	Life Insurance ($)[5]
Lomow[21]							
Actual Payments	1,247,827[22]	—	—	—	—	—	—
Gray[23]							
Actual Payments	2,630,138[24]	—	—	104,229	—	—	—

[1] This amount is the total benefit payable under the SERP (other than health benefits reported in the "Health Benefits" column). Upon termination other than due to disability or death, the payments would be made quarterly over a three-year period with the first two quarterly payments made on the first day of the calendar quarter that occurs six months following the NEO's termination date, and the remaining payments made quarterly during the remainder of the three-year period. Upon termination due to disability or death, payments would be made in a lump sum following the disability or death. Ms. Norberg was not vested, and forfeited her benefits, upon her termination. For Mr. Johnson, the amounts reported in this column reflect the total actual amounts that he is expected to receive under the SERP (other than health benefits reported in the "Health Benefits" column).

[2] Benefit payable as of January 28, 2023 in a lump sum under the Excess Cash Balance Plan six months following the NEO's termination date. No information is provided with respect to the benefit under the Retirement Plan because that plan is available generally to all salaried team members (except as described in **Retirement Plan** on page 89) and does not discriminate in terms of scope, terms, or operation in favor of the executive officers. Messrs. Johnson and Gray will receive their benefits six months following their termination dates.

[3] Benefit payable as of January 28, 2023 in a lump sum under the Excess Savings Plan on the first payroll date of the month that occurs thirty days after the termination date (or such later date as may be required by Section 409A of the IRC), or in the event of death, no later than December 31 of the year following the year in which the participant's death occurs. No information is provided with respect to the benefit under the 401(k) Plan because that plan is available generally to all salaried team members and does not discriminate in terms of scope, terms, or operation in favor of the executive officers.

[4] The amount shown represents the actuarial present value of all future expected post-termination medical and dental insurance benefits under the SERP and the employment agreements. The benefits provided, and premiums (including any subsequent increases) required to be paid by the NEO, would be substantially the same for active team members. The benefit amount assumes the NEO does not qualify for disability benefits or other benefits under Medicare.

[5] Senior executive life insurance is payable following death in a lump sum to the NEO's beneficiary.

[6] This severance amount includes the following items provided for under Ms. Dillon's employment agreement:

Salary Continuation for 24 Months. Payment of the first twelve months of salary continuation would be made in a lump sum within 10 days following the six-month anniversary of termination, and the remaining payments would then be made on a monthly basis beginning on the twelve-month anniversary of termination ($2,600,000).

Annual Bonus for Year of Termination. For the fiscal year in which termination occurs, payment of the Annual Incentive Plan payouts that would have otherwise been earned if such termination had not occurred, prorated as of the Termination Date, to be paid at the same time as other annual bonuses for the fiscal year in which the termination occurs ($1,481,630).

Outplacement. The approximate cost of one year of outplacement services ($4,750).

[7] The amount shown represents the intrinsic value on January 28, 2023 of the stock options that would vest.

Name	Stock Options (#)
Dillon	18,134
Bracken	20,142

[8] This covers termination by the Company without Cause or by the NEO for Good Reason during the two-year period following a Change in Control (each as defined in the NEO's employment agreement or employment arrangement, as applicable). If the payments or benefits received by the NEO following a Change in Control are subject to the excise tax under Section 4999 of the IRC, then the Company would automatically reduce the NEO payments and benefits to an amount equal to $1 less than the amount that would subject the NEO to the excise tax, as long as the reduced amount would result in a greater benefit to the NEO compared to the unreduced amount on a net after-tax basis.

[9] The severance amount equals two times the sum of the NEO's annual salary plus the Annual Incentive Plan payout at target, payable in a lump sum within 10 days of the six-month anniversary of the termination date. With respect to Ms. Dillon, this amount also includes the approximate cost of one year of outplacement services ($4,750).

[10] The amount shown represents the sum of the (A) value of the RSUs that would vest, (B) value of the PSUs that the NEO would have been entitled to receive based on the (i) prorated target level achievement of the performance goals for the 2022-24 performance measurement period, (ii) actual level achievement of the performance goals for the 2021-22 performance measurement period, and (iii) actual level achievement of the performance goals for the 2020-21 performance measurement period, and (C) intrinsic value on January 28, 2023 of the stock options that would vest. The RSUs would become immediately vested and payable. The RSUs and PSUs were valued at $43.98 per share.

Name	RSUs (#)	PSUs (#)	Stock Options (#)
Dillon	74,446	46,798	54,403
Bracken	57,239	59,264	47,183



[11] The amount shown represents the sum of the (A) value of the RSUs, some or all of which may be accelerated in the discretion of the HCC Committee, prorated based on the days employed between the grant date and termination date, (B) value of the PSUs that the NEO would have been entitled to receive based on the (i) target level achievement of the performance goals for the 2022-24 performance period, prorated to the termination date, (ii) actual level achievement of the performance goals for the 2021-22 performance measurement period, and (iii) actual level achievement of the performance goals for the 2020-21 performance measurement period, and (C) intrinsic value on January 28, 2023 of the stock options that would vest. The PSUs would be paid out at the same time as the payouts are made to the other participants in the plan. The PSUs were valued at $43.98 per share. The actual value of the PSUs to the NEO would depend upon the Company's stock price on the payout date.

Name	RSUs (#)	PSUs (#)	Stock Options (#)
Dillon	74,446	46,798	18,134
Bracken	17,172	59,264	20,142

[12] Mr. Page ceased to be employed by the Company, effective February 28, 2023. The HCC Committee determined that Mr. Page's departure constituted a termination without cause, and accordingly, certain amounts were required to be paid to Mr. Page under his employment arrangements and the Company benefit plans, as detailed in his separation agreement.

[13] The severance amount consists of the following items provided for under Mr. Page's separation agreement: (i) a severance payment in the amount of $975,000, pursuant to the terms of his employment arrangement, (ii) additional consideration in the amount of $1,152,000 for amounts actually earned under the Annual Incentive Plan and LTI Awards vesting shortly after the termination, determined by the HCC Committee using a consistent methodology for all impacted NEOs, and (iii) up to 12 months of outplacement services ($4,750). The severance benefits are payable over an 18-month period, in equal installments, commencing within 10 business days following the six-month anniversary of Mr. Page's termination of service and are subject to Mr. Page's execution and non-revocation of a general release of claims in favor of the Company and continuing compliance with restrictive covenants.

[14] The severance amount for Mr. Bracken equals one-and-a-half times his annual salary, payable in a lump sum within 10 days of the six-month anniversary of the termination date.

[15] Ms. Norberg ceased to be employed by the Company, effective March 31, 2023. The HCC Committee determined that Ms. Norberg's departure constituted a termination without cause, and accordingly, certain amounts were required to be paid to Ms. Norberg under her employment agreement, as detailed in her separation agreement.

[16] The severance amount consists of the following items provided for under Ms. Norberg's separation agreement: (i) a severance payment in the amount of $862,500 pursuant to the terms of her employment agreement, and (ii) up to 12 months of outplacement services ($4,750). The severance benefits are payable in a lump sum following the revocation period after execution of the separation agreement and were subject to Ms. Norberg's execution and non-revocation of a general release of claims in favor of the Company and continuing compliance with restrictive covenants.

[17] Ms. Kuhn ceased to be employed by the Company, effective April 30, 2023. The HCC Committee determined that Ms. Kuhn's departure constituted a termination without cause, and accordingly, certain amounts were required to be paid to Ms. Kuhn under her employment agreement, as detailed in her separation agreement.

[18] The severance amount consists of the following items provided for under Ms. Kuhn's separation agreement: (i) a severance payment in the amount of $157,020, (ii) garden leave through April 30, 2023, (iii) relocation expenses in the amount of $47,312, (iv) reimbursement of legal fees and tax services in the amount of $3,402, (v) a payment of $33,354, equivalent to the value of her unused vacation accrued up until her termination date, which will be distributed during the pay period following her termination date, and (vi) up to 12 months of outplacement services ($4,750). The severance benefits are payable within 30 days after Ms. Kuhn's termination and are subject to Ms. Kuhn's execution and non-revocation of a general release of claims in favor of the Company and continuing compliance with restrictive covenants. Ms. Kuhn's compensation was paid in Euros given the location of her job assignment in the Netherlands and was converted to U.S. dollars by using the weighted-average exchange rate published by the Wall Street Journal consistent with the rates used by the Company to translate its international earnings.

[19] As part of a planned succession process, Mr. Johnson retired as President and Chief Executive Officer, effective September 2022. Mr. Johnson served as Executive Chairman of the Board through January 2023. He stepped down from the Board at that time and remained with the Company as Senior Advisor until April 2023 to facilitate a smooth transition. Mr. Johnson retired and was not eligible for severance benefits.

[20] **Pro Rata Payment of any Unearned PSUs**. Pursuant to Mr. Johnson's employment agreement, with respect to any non-completed performance period during which termination occurs, payment of any PSU awards that would have otherwise been earned if such termination had not occurred, as prorated through the termination date. The amount shown includes the sum of the value of the PSUs that the NEO would have been entitled to receive based on the prorated target level achievement of the performance goals for the 2022-24 performance measurement period (185,200 PSUs). The PSUs would become immediately vested and payable. The PSUs were valued at $43.98 per share.

Payment of any Earned and Unvested PSUs and Vesting of Stock Options and RSUs. Pursuant to Mr. Johnson's employment agreement, with respect to any completed performance period during which termination occurs, payment of any PSU award that is earned and unvested as of the termination date. The amount shown includes the (A) PSUs based on the prorated actual level achievement of the performance goals for the 2021-22 performance measurement period (176,587 PSUs), (B) intrinsic value on January 27, 2023 of 51,479 stock options that would vest, and (C) value of the accelerated RSUs (38,978 RSUs). The PSUs and RSUs were valued at $43.98 per share.

[21] Ms. Lomow ceased to be employed by the Company, effective October 7, 2022. The HCC Committee determined that Ms. Lomow's departure constituted a termination without cause, and accordingly, certain amounts were required to be paid to Ms. Lomow under her employment arrangements and the Company benefit plans, as detailed in her separation agreement.

[22] The severance amount consists of the following items provided for under Ms. Lomow's separation agreement: (i) a severance payment in the amount of $1,200,000 pursuant to the terms of her employment arrangement, (ii) a payment of $43,077, equivalent to the value of her unused vacation accrued up until her termination date, which was distributed during the pay period following her termination date, and (iii) up to 12 months of outplacement services ($4,750). The severance benefits are payable over an 18-month period, in equal installments, commencing within 10 business days following the six-month anniversary of Ms. Lomow's termination of service and are subject to Ms. Lomow's execution and non-revocation of a general release of claims in favor of the Company and continuing compliance with restrictive covenants.

[23] Mr. Gray ceased to be employed by the Company, effective January 23, 2023. The HCC Committee determined that Mr. Gray's departure constituted a termination without cause, and accordingly, certain amounts were required to be paid to Mr. Gray under his employment arrangements and the Company benefit plans, as detailed in his separation agreement.

[24] The severance amount consists of the following items provided for under Mr. Gray's separation agreement: (i) a severance payment in the amount of $952,500, pursuant to the terms of his employment arrangement, (ii) additional consideration in the amount of $1,623,000 for amounts actually earned under the Annual Incentive Plan and LTI Awards vesting shortly after the termination, determined by the HCC Committee using a consistent methodology for all impacted NEOs, (iii) a payment of $4,811, equivalent to the value of his unused vacation accrued up until his termination date, which was distributed during the pay period following his termination date, (iv) relocation expenses in the amount of $45,077, and (v) up to 12 months of outplacement services ($4,750). The severance benefits are payable in a lump sum within 10 days following the revocation period after execution of the separation agreement and are subject to Mr. Gray's execution and non-revocation of a general release of claims in favor of the Company and continuing compliance with restrictive covenants.

CEO PAY RATIO

The following information is a reasonable good faith estimate calculated in a manner consistent with the SEC pay ratio rules and methods for disclosure. The SEC rules do not specify a single methodology for identification of the median team member or calculation of the CEO pay ratio, and other companies may use different assumptions, adjustments, exclusions, or estimates in calculating their CEO pay ratio. Accordingly, CEO pay ratio disclosures may involve a degree of imprecision and may be inconsistent in methodology among different companies. Therefore, the CEO pay ratio disclosed by other companies may not be comparable to the Company's CEO pay ratio as disclosed below. Using the methodology described below, our CEO pay ratio based on Fiscal 2022 compensation is approximately 665:1.

It is no longer appropriate for us to use the median team member we identified as of December 31, 2021 for purposes of this year's Proxy Statement because of a change in the prior median team member's circumstances that we reasonably believe would result in a significant change in our pay ratio disclosure. Accordingly, we have identified a new median team member utilizing the same compensation measures used in prior years. We identified our median team member and calculated our CEO pay ratio as follows:

▶ We identified the median team member using our team member population as of the final day of our payroll year, December 31, 2022.

▶ We utilized a CACM across our global team member population to calculate the median team member compensation. For our CACM, we used base salary derived from our payroll records. Our team members receive a base salary, calculated on an hourly, weekly, monthly, or annual basis. As a result, base salary provides an accurate depiction of earnings for the purpose of identifying our median team member. Because we do not widely offer Annual Incentive Plan awards or LTI awards to our team members, such awards were excluded from our CACM. Given our workforce and the high turnover rates inherent in the retail industry, our methodology included annualizing the compensation for all permanent team members (full-time and part-time) who did not work a full calendar year to properly reflect their compensation levels. For non-salaried team members, including our median team member, references to "base salary" refer to the product of their hourly wage rate (including commission, if any) and the average weekly hours they worked. We did not perform any full-time equivalency adjustments or annualize the compensation for temporary or seasonal positions. We did not make any other assumptions, adjustments, exclusions, or estimates with respect to base salary. We also did not make any cost-of-living adjustments or use any statistical sampling.

▶ We excluded certain team members under the de minimis exception permitted under SEC rules. In total, our workforce consisted of 49,156 global full-time, part-time, temporary, and seasonal team members located across 29 countries. As part of our methodology, and in compliance with the pay ratio rule, we excluded all team members in Japan, totaling 238 team members (less than 1% of our total workforce). As a result, our pay ratio includes 48,918 of our 49,156 team members.

▶ After identifying the median team member, we calculated this team member's annual total compensation in the same manner as the CEO's compensation.

▶ The Company had two non-concurrent CEOs during Fiscal 2022, so the CEO's annual total compensation was calculated by selecting the CEO serving in that position on the final day of our payroll year, December 31, 2022, which was the same date selected to identify the median team member, and annualized that CEO's compensation (i.e., base salary, Annual Incentive Plan awards, and LTI awards). Because the CEO's compensation was annualized, the CEO's compensation found in this section deviates from the compensation disclosed in the **Summary Compensation Table** beginning on page 69.

We are a global retailer and approximately 68% of our team members are part-time team members. Our median team member is a part-time sales team member who worked an average of 25 hours per week in one of our Foot Locker store locations in Madrid, Spain, and whose annual compensation, including premium pay in addition to his base salary required by local law, was $21,961 in fiscal year 2022. Our median team member was paid in Euro instead of U.S. Dollar given the location of the role is in Madrid, Spain; figures above have been converted to U.S. dollars by using the weighted-average exchange rate published by the Wall Street Journal consistent with the rates used by the Company to translate its international earnings. Our CEO's annualized total compensation during the same time period was $14,611,349.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" ("CAP") and the Company's financial performance.

REQUIRED TABULAR DISCLOSURE OF CAP VERSUS PERFORMANCE

The following table discloses information on CAP to our principal executive officers ("PEOs") and (on average) to our other NEOs ("non-PEO NEOs") during the specified years alongside TSR and net income metrics, as well as a Company-selected measure of Adjusted Pre-Tax Income. The Company selected this measure as the most important in linking CAP to our NEOs and Company performance, as Adjusted Pre-Tax Income was the predominant metric used in our Annual Incentive Plan, as described beginning on page 54.

(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	Summary Compensation Table Total for PEO [1]		Compensation Actually Paid to PEO [2]		Average Summary Compensation Table Total for non-PEO NEOs [3]	Average Compensation Actually Paid to non-PEO NEOs [2]	Value of Initial Fixed $100 Investment Based on:		Net Income (in millions) [5]	Adusted Pre-Tax Income (in millions) [6]
Year	First PEO ($)	Second PEO ($)	First PEO ($)	Second PEO ($)	($)	($)	Total Shareholder Return [4] ($)	Peer Group Total Shareholder Return [4] ($)	($)	($)
2022	13,007,421	9,276,605	13,265,906	11,584,032	3,983,840	2,552,512	127.70	153.52	342	677
2021	14,458,325	–	20,132,914	–	2,804,318	2,591,300	122.45	159.96	893	1,035
2020	11,941,320	–	19,680,849	–	2,607,957	3,162,703	118.39	148.56	323	421

[1] Reflects the total compensation of Mr. Johnson, who served as CEO until September 2022 and is our First PEO, and Ms. Dillon, who currently serves as our CEO and is our Second PEO, in accordance with SEC rules. Amounts shown are as calculated in the **Summary Compensation Table** for each of the years shown.

[2] The dollar amounts shown in these columns reflect CAP to Mr. Johnson, Ms. Dillon, and our non-PEO NEOs, respectively, calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to any individual during the applicable years. The adjustments made to each officer's total compensation for each year to determine CAP are shown in the tables below.

Reconciliation of Summary Compensation Table Total to CAP Total[a]

		Summary Compensation Table Total ($)	Grant Date Fair Value of Awards Granted During Year [b] ($)	Fair Value of Equity Calculated Using SEC Methodology [c] ($)	Total Present Value of Pension Benefits from Summary Compensation Table ($)	Pension Benefits Value for CAP ($)	CAP Total ($)
First PEO	2022	13,007,421 –	8,050,043 +	8,626,722 –	839,251 +	521,057 =	13,265,906
	2021	14,458,325 –	8,050,075 +	14,232,359 –	1,038,044 +	530,349 =	20,132,914
	2020	11,941,320 –	6,137,520 +	14,488,071 –	880,582 +	269,561 =	19,680,849
Second PEO	2022	9,276,605 –	6,920,368 +	9,227,795 –	– +	– =	11,584,032
	2021	– –	– +	– –	– +	– =	–
	2020	– –	– +	– –	– +	– =	–
Average Non-PEO NEOs	2022	3,983,840 –	1,782,962 +	347,076 –	21,034 +	25,593 =	2,552,512
	2021	2,804,318 –	1,150,000 +	902,255 –	40,644 +	75,371 =	2,591,300
	2020	2,607,957 –	799,261 +	1,399,387 –	149,692 +	104,313 =	3,162,703

[a] As shown in these tables, the CAP totals represent the **Summary Compensation Table** totals for the applicable year, but adjusted as required by SEC rules to (1) include the fair value of current and prior year equity awards that are outstanding, vested, or forfeited during the applicable year, instead of the grant date value of awards granted during the applicable year, and (2) exclude any positive aggregate change in the actuarial present value of all defined benefit pension plan benefits for the applicable year. We note SEC rules also require CAP to include any actuarially-determined service cost or prior service cost under pension plans for services rendered by the executive during the applicable year.

(b) Represents the total of the amounts reported in the Stock Awards and Option Awards columns of the **Summary Compensation Table** for the applicable year.

(c) The fair value of the equity component of the CAP calculation was determined in accordance with SEC methodology for this disclosure. Unlike the **Summary Compensation Table**, which includes a calculation of the grant date value of equity awards granted during the applicable year, the CAP table includes a calculation of equity fair value as follows:

   i.   for awards granted during the applicable year (and which are still outstanding), the year-end value; plus

   ii   for awards granted during prior years that were still outstanding as of the applicable year-end, the change in value as of the applicable year-end compared against the prior year-end; plus

   iii.   for awards granted in prior years that vested during the applicable year, the change in value as of the vesting date compared against the prior year-end; plus

   iv.   for any awards granted in the applicable year that vested during the applicable year, the value as of the vesting date; plus

   v.   for any awards that vested during the applicable year, the value of any dividend equivalents that accrued during the vesting period with respect to those awards and were paid out at the same time as the underlying awards, as of the vesting date; minus

   vi.   for awards granted in prior years that were forfeited during the applicable year, the value as of the prior year-end.

The specific calculations for each of Mr. Johnson, Ms. Dillon, and our Average Non-PEO NEOs for the relevant years are shown in the table below.

CAP Fair Value of Equity Calculation*

		YE Value of Current Year Awards Outstanding as of YE ($)	Change in Value as of YE for Prior Year Awards Outstanding as of YE ($)	Change in Value as of Vesting Date for Awards that Vested During the Year ($)	Value as of Prior YE for Prior Year Awards Forfeited During the Year ($)	Value of Equity for CAP Purposes ($)
First PEO	2022	10,451,199 +	(399,399) +	(1,425,078) –	— =	8,626,722
	2021	10,408,087 +	702,234 +	3,122,037 –	— =	14,232,359
	2020	15,361,954 +	(471,420) +	(402,463) –	— =	14,488,071
Second PEO	2022	9,227,795 +	— +	— –	— =	9,227,795
	2021	— +	— +	— –	— =	—
	2020	— +	— +	— –	— =	—
Average Non-PEO NEOs	2022	1,047,276 +	(48,176) +	(33,585) –	618,439 =	347,076
	2021	1,037,107 +	(150,323) +	556,667 –	541,196 =	902,255
	2020	1,831,754 +	35,899 +	(148,520) –	319,746 =	1,399,387

*The fair value of option award reported for CAP purposes in columns (c) and (e) is estimated using the Black-Scholes option-pricing model in accordance with SEC rules. The following table indicates the assumptions used to determine the fair value for awards granted during 2017-22 at various dates as required to calculate CAP. The ranges, based upon the various measurement dates, are as follows:

	2022	**2021**	**2020**	**2019**	**2018**	**2017**
Risk-Free Rate of Interest	3.6% – 4.0%	1.5% – 3.7%	0.1% – 4.7%	0.4% – 2.6%	0.2% – 1.4%	0.2% – 1.3%
Expected Volatility	50.0% – 50.0%	48.0% – 50.0%	47.0% – 50.0%	40.0% – 50.0%	40.0% – 48.0%	40.0% – 47.0%
Expected Award Life (in years)	2.6 – 5.5	4.3 – 6.3	0.9 – 3.0	3.6 – 6.6	2.8 – 5.6	3.4 – 5.4
Divident Yield	3.4% – 3.4%	2.7% – 4.0%	1.4% – 3.9%	1.4% – 4.8%	1.4% – 4.8%	2.1% – 5.2%

(3) Reflects the average total compensation of our non-PEO NEOs, as calculated in the **Summary Compensation Table** for each of the years shown. Our non-PEO NEOs are the following individuals: for 2022, Mr. Page, Mr. Bracken, Ms. Norberg, Ms. Kuhn, Ms. Lomow, and Mr. Gray; for 2021, Mr. Page, Mr. Bracken, W. Scott Martin, Mr. Gray, Lauren B. Peters, and Vijay Talwar; and for 2020, Ms. Peters, Mr. Talwar, Mr. Martin, Mr. Gray, and Stephen D. Jacobs.

(4) Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on February 1, 2020. As permitted by SEC rules, the peer group referenced for purposes of the TSR comparison is the group of companies included in the S&P 400 Specialty Retail Index, which is the industry peer group used for purposes of Item 201(e) of Regulation S-K. The separate peer group used by the HCC Committee for purposes of determining compensation paid to our executive officers is described beginning on page 64.

(5) Reflects after-tax net income attributable to shareholders prepared in accordance with GAAP for each of the years shown.

(6) As required by Item 402(v) of Regulation S-K, the Company has determined that Adjusted Pre-Tax Income is the Company Selected Measure, as it is the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link CAP to the NEOs to company performance for the most recently completed fiscal year. We place significant emphasis on Adjusted Pre-Tax Income because it reflects strong operating dynamics in the underlying business, which is imperative for sustained long-term growth. Adjusted Pre-Tax Income is defined on page 55 and is a non-GAAP financial measure.

REQUIRED TABULAR DISCLOSURE OF MOST IMPORTANT MEASURES LINKING CAP DURING 2022 TO COMPANY PERFORMANCE

The following table discloses information on CAP to our PEOs and (on average) to our non-PEO NEOs. As required, we disclose below the most important measures used by the Company to link CAP to our NEOs for 2022 to Company performance. For further information regarding these performance metrics and their function in our executive compensation program, see **CD&A** beginning on page 50.

2022 Most Important Measures (Unranked)

Adjusted Pre-Tax Income

Two-Year Average After-Tax Income

Two-Year Average ROIC

REQUIRED DISCLOSURE OF THE RELATIONSHIP BETWEEN CAP AND FINANCIAL PERFORMANCE MEASURES

The following graphs further illustrate the relationship between the pay and performance figures that are included in the pay versus performance tabular disclosure above. In addition, the first graph below further illustrates the relationship between Company TSR and that of the S&P 400 Specialty Retail Index. As noted above, CAP for purposes of the tabular disclosure and the following graphs were calculated in accordance with SEC rules and do not fully represent the actual final amount of compensation earned by, or actually paid to, the NEOs during the applicable years.

Relationship between CAP and Company/Peer Group TSR



Relationship between CAP and Net Income



Relationship between CAP and Adjusted Pre-Tax Income





EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of January 28, 2023 for compensation plans under which equity securities may be issued:

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (#)**	**Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($)**	**Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (#)**
Equity Compensation Plans Approved by Security Holders	3,201,389	48.04	5,506,665[1][2]
Equity Compensation Plans Not Approved by Security Holders[3]	54,403[4]	36.49	545,660
Total	3,255,792	—	6,052,325

[1] Includes 1,854,858 shares available for future issuance under the 2013 ESPP other than upon the exercise of options, warrants, or rights. Participating employees under the 2013 ESPP may contribute up to 10% of their annual compensation during a plan year to acquire shares of the Company's Common Stock at 85% of the lower market price on one of two specified dates in each plan year. In no event may the number of shares purchased on behalf of any one participant in any plan year exceed the number determined by dividing $25,000 by the fair market value of a share on the grant date.

[2] The Stock Incentive Plan currently is the only plan under which stock awards may be granted to directors, officers, and other team members of the Company.

[3] Represents the employment inducement awards issued in 2022 to Ms. Dillon in connection with her recruitment, in reliance on the employment inducement award exemption under the NYSE Listed Company Manual Rule 303A.08. The employment inducement awards cover shares of our Common Stock which may be issued upon (i) the vesting and settlement of RSUs, in accordance with the terms of the RSU Inducement Award Agreement, by and between the Company and Ms. Dillon, (ii) the vesting and settlement of PSUs, in accordance with the terms of the PSU Inducement Award Agreement (Transformation Award), by and between the Company and Ms. Dillon, (iii) the vesting and exercise of stock options, in accordance with the terms of the Nonstatutory Stock Option Inducement Award Agreement (Annual Award), by and between the Company and Ms. Dillon, (iv) the vesting and settlement of RSUs, in accordance with the RSU Inducement Award Agreement (Annual Award), by and between the Company and Ms. Dillon, and (v) the vesting and settlement of PSUs, in accordance with the PSU Inducement Award Agreement (Annual Award), by and between the Company and Ms. Dillon.

[4] Figure does not include the inducement awards of 74,446 RSUs and 175,491 PSUs for the 2022-24 performance period, assuming maximum level of performance is achieved. These RSU awards have no exercise price and thus are not reflected in the weighted average exercise price set forth in column (b).

PROPOSAL 3

APPROVAL OF 2023 RESTATED PLAN

 **The Board recommends a vote FOR this proposal.**

OVERVIEW

We are asking the Company's shareholders to approve the 2023 Restated Plan. The Stock Incentive Plan was originally approved at the 2007 annual meeting, and subsequently amended and restated. The Board has approved, subject to shareholder approval at the Annual Meeting, the 2023 Restated Plan. The purpose of the 2023 Restated Plan is to align the interests of officers, other team members, and non-employee directors of the Company with those of the Company's shareholders; to reinforce corporate, organizational, and business development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; to reward the performance of individual officers and other team members in fulfilling their personal responsibilities for long-range achievements; and to appropriately remunerate non-employee directors.

The 2023 Restated Plan includes the following modifications:

▶ **Increase of the Aggregate Share Reserve**. The number of shares originally authorized for issuance under the Stock Incentive Plan was 6 million. In 2010, shareholders approved an increase in the number of shares authorized for issuance to 12 million, including shares remaining under the prior authorization, resulting in a net increase of 11,011,338 shares. In 2014, shareholders approved an increase in the number of shares authorized for issuance to 14 million, including shares remaining under the prior authorization, resulting in a net increase of 12,278,104 shares. The 2023 Restated Plan increases the number of shares available for issuance to 13,950,694 shares, including the shares remaining available for award and issuance as of March 20, 2023. As of January 28, 2023 and March 20, 2023, a total of 3,651,807 shares and 3,650,694 shares, respectively, were available for grant under the Stock Incentive Plan. Accordingly, approval of the 2023 Restated Plan will result in a net increase of 10,300,000 shares available for award and issuance. In determining the scope of the share increase, the HCC Committee, in consultation with its independent compensation consultant, carefully evaluated share usage, dilution, overhang, burn rate, and the existing terms of outstanding equity awards, as discussed further below. The 2023 Restated Plan is intended to attract, motivate, and retain highly competent, effective, and loyal officers, team members, and non-employee directors in order to create per share intrinsic value for shareholders. The Board believes that the proposed increase in the share reserve is necessary to ensure that a sufficient share reserve remains available for LTI issuance. Such equity incentives will provide the Company with reasonable flexibility to meet both current and anticipated future needs to align the interests of participants with those of our shareholders.

▶ **Extension of Power to Grant Options**. The power to grant Options will automatically terminate on March 22, 2033, the tenth anniversary of the date of the adoption of the 2023 Restated Plan by the Board.

▶ **Limitation on ISOs**. The 2023 Restated Plan limits the number of ISOs that can be granted over the life of the 2023 Restated Plan to 1.5 million shares (subject to adjustment as provided in the 2023 Restated Plan).

▶ **Addition of Aggregate Director Limit**. No participant who is a non-employee director may be granted awards during any calendar year that, when aggregated with such non-employee director's cash fees with respect to such calendar year, exceed $600,000 in value.

▶ **Addition of Minimum Vesting Requirement**. Consistent with best corporate governance practices, the 2023 Restated Plan provides for a minimum vesting requirement of at least one year for all awards, subject to certain exceptions.

▶ **Prohibition on Dividends for Unvested Awards**. Any dividend or dividend equivalent rights associated with an award can only vest and become payable if and to the extent that the associated award has vested.

Except certain other minor amendments that do not require shareholder approval to reflect developments in applicable law and equity compensation practices, the 2023 Restated Plan otherwise generally contains the same features, terms, and conditions as the Stock Incentive Plan.



REASONS FOR SEEKING SHAREHOLDER APPROVAL

We uitlize equity compensation as a key tool to attract, retain, and motivate talent. We anticipate that the number of shares available for issuance under the Stock Incentive Plan, which was limited to 3,650,694 shares as of March 20, 2023, will be insufficient to cover the needs of the compensation program going forward. Accordingly, approval of the 2023 Restated Plan to increase the share reserve is critical to ensuring that we have adequate shares available to provide an appropriate mix of equity-based versus cash compensation and to continue to attract, retain, and motivate talent.

Share Reserve	Shares (#)
A. Total Shares Available as of March 20, 2023	3,650,694
B. Additional Share Request Under Proposal 3	10,300,000
Shares Remaining Available After Annual Meeting (A + B)	13,950,694

In addition, we are seeking approval of the 2023 Restated Plan in order to, among other things, (i) comply with NYSE rules requiring shareholder approval of material amendments to equity compensation plans, (ii) allow the HCC Committee to be more effective with the mix of equity awards through continued use of the fungible share design, and (iii) continue to allow the HCC Committee to grant ISOs to participants who are team members if such awards are deemed appropriate in the future.

HISTORICAL OVERHANG AND ANNUAL SHARE USAGE

Our annual burn rate, dilution, and overhang information for the past three fiscal years with regard to our stock-based compensation programs are provided below. Our annual burn rate is determined by dividing the number of shares subject to stock awards we grant in a fiscal year by the weighted average number of our shares outstanding for that fiscal year. For purposes of calculating the number of shares granted in a year in accordance with such burn rate, each share subject to a full value award such as RSUs is counted as equivalent to 2.5 shares. Stock Options and other appreciation awards are counted on a 1-for-1 basis. Dilution is calculated by dividing (i) the sum of the number of shares subject to equity awards outstanding at the end of the fiscal year and the number of shares available for future grants by (ii) the sum of the number of shares outstanding at the end of the fiscal year, the number of shares of outstanding equity awards, and the number of shares available for future grant. Overhang is calculated by dividing (i) the number shares subject to equity awards outstanding at the end of the fiscal year by (ii) the sum of the number of shares outstanding at the end of the fiscal year, the number of shares of outstanding equity awards, and the number of shares available for future grant.

Key Equity Metrics	2022 (%)	2021 (%)	2020 (%)
Equity Burn Rate	4.0	1.3	2.6
Dilution	8.7	9.6	10.3
Overhang	5.3	4.5	4.5

As of March 20, 2023:

Equity	Awards (#)	Weighted Average Exercise Price ($)	Weighted Average Term (years)
RSUs and PSUs Outstanding	2,046,151	–	–
Stock Options Outstanding	3,122,413	48.45	4.21
Inducement RSUs and PSUs Outstanding	249,937	–	–
Inducement Stock Options Outstanding	54,403	36.49	10
Available Shares Under Stock Incentive Plan	3,650,694	–	–
Available Shares Under Inducement Awards	545,660	–	–

As of March 20, 2023, a total of 3,650,694 shares were available for grant under the Stock Incentive Plan. The 2023 Restated Plan provides for a total of 13,950,694 authorized shares, inclusive of the shares currently remaining under the Stock Incentive Plan. Approval of the 2023 Restated Plan will result in a net increase of 10,300,000 shares available for award and issuance. The affirmative vote of a majority of votes cast by shareholders is required to approve the 2023 Restated Plan.

If our shareholders do not approve the 2023 Restated Plan, the Stock Incentive Plan will remain in effect.

We anticipate filing a Registration Statement on Form S-8 with the SEC to register the additional amount of new shares available for award and issuance, as soon as practicable following shareholder approval of the 2023 Restated Plan.

ADDITIONAL HIGHLIGHTS OF THE 2023 RESTATED PLAN

Some additional considerations that demonstrate the Company's commitment to governance best practices include the following:

Feature	Description
No Repricing	The 2023 Restated Plan prohibits repricing and exchange of underwater options and stock appreciation rights for cash or shares without shareholder approval.
Minimum Vesting Periods for Awards	The 2023 Restated Plan adds a minimum vesting period of one year for the majority of awards, including performance-based and time-based awards.
Dividend and Dividend Equivalents Subject to the Same Vesting Requirement as Underlying Awards	The 2023 Restated Plan adds an express provision documenting the Company's practice of subjecting any dividend or dividend equivalent to the same vesting conditions that apply to the underlying awards. Such dividends and dividend equivalents are never paid unless the underlying award vests.
Director Limit	No participant who is a non-employee director may be granted awards during any calendar year that, when aggregated with such non-employee director's cash fees with respect to such calendar year, exceed $600,000 in value.
Fungible Share Counting Provision	The 2023 Restated Plan provides for fungible share counting. Pursuant to this provision, each grant of a full value award, such as RSUs, will reduce the number of shares available for issuance by 2.5 shares.
No Single-Trigger Vesting Upon a Change in Control	The 2023 Restated Plan does not provide for vesting of equity awards solely on the occurrence of a change in control, without an accompanying job loss or unless awards are not assumed or substituted in connection with the change in control.
Clawback Policy	The Company maintains an Incentive Compensation Recoupment Policy as described in **Clawback Policy** on page 66.
Stock Ownership Guidelines	The Stock Ownership Guidelines apply to non-employee directors and executive officers.

DESCRIPTION OF THE PRINCIPAL FEATURES OF THE 2023 RESTATED PLAN

The following is a summary of the material terms of the 2023 Restated Plan and is qualified in its entirety by the complete text of the 2023 Restated Plan, which is attached as **Appendix A**. The capitalized terms used but not defined in this summary have the meanings given to them in the 2023 Restated Plan. A discussion of the assumptions used in calculating the award values are found in Note 22 to our financial statements in our Annual Report, which is available at **investors.footlocker-inc.com/ar**.

The 2023 Restated Plan was adopted effective as of March 22, 2023, subject to the approval by the Company's shareholders at the Annual Meeting. The power to grant Options under the 2023 Restated Plan will expire on March 22, 2033. The expiration of the power to grant options or termination of the 2023 Restated Plan will not adversely affect the terms of any award outstanding at the time of such expiration or termination.



ADMINISTRATION

The 2023 Restated Plan will be administered and interpreted by the HCC Committee or a subcommittee thereof, which is composed of two or more non-employee directors under SEC and NYSE rules. The HCC Committee will, or will delegate its authority subject to the 2023 Restated Plan to a committee of one or more members of the Board to, select the officers and other team members to receive awards, determine the types of awards and number of shares to be awarded to them, and set the terms, conditions, and provisions of the awards consistent with the terms of the 2023 Restated Plan. The HCC Committee may establish rules for the administration of the 2023 Restated Plan. With respect to the application of the 2023 Restated Plan to non-employee directors, the Board will administer and interpret the 2023 Restated Plan.

No repricing of an Option or SAR (whether by amendment, cancellation and regrant, or otherwise) is permitted under the 2023 Restated Plan.

ELIGIBLE NON-EMPLOYEE DIRECTORS, OFFICERS, AND TEAM MEMBERS

Non-employee directors are eligible to receive awards under the 2023 Restated Plan. The stock portion of the non-employee directors' annual retainer, RSUs, and DSUs will be paid out of the 2023 Restated Plan. The HCC Committee may grant Awards to officers and other team members, including our subsidiaries and operating divisions worldwide.

As of January 28, 2023, the Company had nine non-employee directors and approximately 3,500 non-store personnel and, based on the compensation program established by the HCC Committee, approximately 330 participants are eligible to receive awards under the 2023 Restated Plan, as selected by the HCC Committee in its sole discretion.

SHARES SUBJECT TO THE 2023 RESTATED PLAN

An Award made under the 2023 Restated Plan may be made in the form of an Option, SAR, Restricted Stock, RSU, DSU, or Other Stock-Based Award. The maximum number of shares that may be issued or used for reference purposes under the 2023 Restated Plan is 13,950,694, inclusive of the 3,650,694 shares remaining available under the Stock Incentive Plan, as of March 20, 2023 subject to adjustment as described below. Shares that are subject to awards that are not full value awards are counted against this limit as one share for every share granted. Shares that are subject to full value awards are counted against this limit as two and one-half (2.5) shares for every share granted. The portion of the non-employee directors' Annual Retainer paid in stock or DSUs will be counted against this limit as one share for every one share granted.

If any shares that are subject to awards that are not full value awards or shares paid for the non-employee directors' Annual Retainer are forfeited, cancelled, exchanged, or surrendered, or if an Award otherwise terminates or expires without a distribution of shares, the shares with respect to such Award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination, or expiration, again be available for Awards under the 2023 Restated Plan. If any shares that are subject to any full value awards are forfeited, cancelled, exchanged, or surrendered, or if such an Award otherwise terminates or expires without a distribution of shares, two and one-half (2.5) shares for every share granted will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination, or expiration, again be available for awards under the 2023 Restated Plan.

ADJUSTMENTS

In the event of a stock split, stock dividend, spin-off, or other relevant change affecting the Common Stock, adjustment will be made to the number of shares, cash, or other property available for Award grants and to the number of shares, cash, or other property and price under outstanding grants made before the event. The shares may be either authorized and unissued shares or issued shares acquired and held in the Company's treasury account.

CAP ON NUMBER OF SHARES AWARDED AS ISOs

No participant may receive Awards of ISOs relating to more than 1.5 million shares per year (subject to adjustment as described above).

ANNUAL LIMIT ON DIRECTOR COMPENSATION

No participant who is a non-employee director may be granted awards during any calendar year that, when aggregated with such non-employee director's cash fees with respect to such calendar year, exceed $600,000 in value.

MINIMUM VESTING PERIOD

Awards will generally be subject to a minimum vesting period of at least one year from the grant date, with certain exceptions, including a Change in Control, a Participant's Termination, Awards granted in substitution or in exchange for an Award, Awards covering a number of equity-based awards representing a maximum of 5% of the shares reserved for issuance under the 2023 Restated Plan, and Awards granted to non-employee directors in connection with an annual meeting to vest the following year, provided that the interval between such annual meetings is no less than 50 weeks.

STOCK OPTIONS

Non-employee Directors. Options granted to non-employee directors will be Non-Qualified Options and, unless a different vesting schedule is determined at the grant date, will vest one year following the grant date, provided the holder is a non-employee director on such date. The exercise price per share covered by an Option granted to a non-employee director will be determined by the Board when the Option is granted; provided, however, that the exercise price will not be less than the closing price of a share on the grant date.

Team Members. Options granted to team members under the 2023 Restated Plan may be either ISOs or Non-Qualified Stock Options. The exercise price per share covered by an Option will be determined by the HCC Committee when the Option is granted; provided, however, that the exercise price will not be less than the closing price of a share on the grant date. The HCC Committee has the authority to establish the vesting schedule for Options granted to team members. Options may become exercisable in equal installments over a three-year period, beginning with the first anniversary of the grant date. However, the HCC Committee has the right to establish a shorter or longer exercise schedule for any Options granted, subject to the minimum vesting period requirement. The majority of Options granted to team members by the HCC Committee since 2007 have been granted with a three-year vesting schedule.

General. Each Option will expire ten years from its grant date, subject to earlier expiration upon or following a termination of service or unless the HCC Committee determines an earlier expiration date. Payment of the exercise price of any Option may be made (a) in cash, (b) by delivering shares owned by the participant, (c) through a cashless exercise with a broker consistent with applicable law, or (d) a combination of shares and cash.

STOCK APPRECIATION RIGHTS

The 2023 Restated Plan permits the award of SARs to participants. Upon the exercise of a SAR, the participant will be entitled to receive an amount equal to (i) the excess of the (x) Fair Market Value (as defined below) of a share on the exercise date of the SAR over (y) the price specified in the SAR on the grant date, multiplied by (ii) the number of shares of stock as to which the SAR is being exercised. Any payment with respect to an SAR will be made in Common Stock determined on the basis of the Fair Market Value on the exercise date of the SAR or, alternatively, at the discretion of the HCC Committee, solely in cash, or in a combination of cash and Common Stock. For purposes of the 2023 Restated Plan, the Fair Market Value of a share of Common Stock is determined based on the closing price on the applicable date of a share as reported on the NYSE.

RESTRICTED STOCK AND RSUs

The 2023 Restated Plan authorizes Awards of Restricted Stock and RSUs. The HCC Committee, or the Board for Awards to non-employee directors, will determine the terms and conditions of Restricted Stock Awards and RSU Awards, including the Restriction Period. The participant may not sell, assign, transfer, or otherwise dispose of, except by will or the laws of descent and distribution, shares of Restricted Stock or RSUs during the restriction period.

Except as otherwise provided by the Award Agreement or the 2023 Restated Plan, during the restriction period, the participant with Restricted Stock will possess all incidents of ownership of the shares, including the right to receive dividends paid on the shares and to vote the shares, but any dividends are payable only if the underlying awards vest. During the restricted period, participants with RSUs will generally not have any rights of a shareholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid at the time that shares in respect of the related RSUs are delivered to the participant.

Recipients of Restricted Stock and RSUs are required to enter into an Award Agreement with the Company describing the restrictions, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which the restrictions will lapse. If the restrictions, performance objectives, or other conditions determined by the HCC Committee are not satisfied, the Restricted Stock and RSUs will be forfeited.

If the grant of Restricted Stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the HCC Committee may establish for each recipient the applicable performance goals, formulas or standards, and vesting percentages with reference to the attainment of the goals or satisfaction of the formulas or standards while the outcome of the performance goals are substantially uncertain. The performance goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions), and other similar events or circumstances. The performance goals will be determined by the HCC Committee in its sole discretion and based on one or more of the criteria set forth on Exhibit A to the 2023 Restated Plan and discussed in general below.

OTHER STOCK-BASED AWARDS

The 2023 Restated Plan authorizes the HCC Committee to grant other Awards that are valued in whole or in part by reference to, or payable in or otherwise based on, Common Stock ("Other Stock-Based Awards"). The HCC Committee, or, with regard to the non-employee directors, the Board, may determine the terms and conditions of the Other Stock-Based Awards, which may include the achievement of certain minimum performance goals and/or a minimum vesting period. The performance goals for performance-based Other Stock-Based Awards will be determined by the HCC Committee in its sole discretion and based on one or more criteria set out on Exhibit A to the 2023 Restated Plan and discussed in general below.

PERFORMANCE GOALS

The HCC Committee may grant equity-based awards and incentives under the 2023 Restated Plan that are subject to the achievement of performance objectives selected by the HCC Committee in its sole discretion, including, without limitation, one or more performance measures set forth in Exhibit A to the 2023 Restated Plan. The list of performance measures is not exhaustive and does not limit the HCC Committee's authority to grant performance-based awards in its discretion. In addition, the HCC Committee will have the authority to adjust the business criteria, as may be determined by the HCC Committee in its sole discretion. The HCC Committee may designate additional business criteria on which performance goals may be based, or adjust, modify, or amend the performance goals.

PAYMENT OF ANNUAL RETAINERS FOR NON-EMPLOYEE DIRECTORS IN STOCK

Mandatory Portion. Each non-employee director will receive a whole number of shares equal in value to 50% of such Director's annual retainer, including committee chair annual retainers ("Annual Retainer"), payable for services as a director in lieu of payment in cash. The shares will be issued on July 1, or the next business day if this date is not a business day, of the applicable calendar year ("Stock Payment Date"), unless deferred in accordance with the 2023 Restated Plan.

Elective Portion. A non-employee director may elect to receive a whole number of shares equal to up to 100% of such Director's Annual Retainer. Elections must be made in increments of 5% and must be made in writing no later than December 31 of the year preceding the applicable calendar year. Elections will be irrevocable for the applicable calendar year.

Valuation of Shares. Each share will be valued at the closing price of a share on the NYSE on the last business day prior to the Stock Payment Date. The value of any fractional shares will be paid in cash.

VOLUNTARY DEFERRAL OF ANNUAL RETAINER PAYABLE TO NON-EMPLOYEE DIRECTORS

Deferral Election. A non-employee director may elect to receive all or a portion of the cash component of their Annual Retainer in the form of DSUs or to have such amounts placed in an Interest Account. The non-employee director may also elect to receive all or part of the stock portion (including all Awards except ISOs) of the Annual Retainer in the form of DSUs. The Non-Executive Chair may also elect to receive all or a portion of her retainer in the form of DSUs. Directors may defer all or a portion of their annual RSU awards in the form of DSUs. A deferral election is irrevocable and is valid only for the calendar year following the election.

Number of DSUs. The number of DSUs to be granted in connection with a deferral election will equal the portion of the Annual Retainer being deferred into DSUs divided by the Fair Market Value of a share on the scheduled payment date of the amount deferred or, in the case of the stock portion of the Annual Retainer, the Stock Payment Date. When dividends are paid on shares, dividend equivalents would be earned on the DSUs acquired by the non-employee directors under the 2023 Restated Plan.

Distribution. The distribution of amounts deferred by the non-employee directors will occur on the first day of the month coincident with or next following the non-employee director's termination of service as a director (or as soon as administratively feasible thereafter). The non-employee director will receive a cash lump sum distribution equal to any balance of the deferred Annual Retainer allocated to the Director's Interest Account, and a distribution in shares of Common Stock for the number of shares allocated to the Director's DSU Account based on their prior election. Alternatively, the non-employee director may elect to receive such Director's distribution in up to three annual installments, with the annual installment amount frozen as of the first distribution date.

TRANSFERABILITY

In general, no Award may be transferred by the participant other than by will or by the laws of descent and distribution. The HCC Committee, or the Board, may, however, determine at the time of grant or thereafter that an Award (other than an ISO) is transferable to a family member in whole or in part under circumstances and conditions specified by the HCC Committee or the Board.

CHANGE IN CONTROL

Except as provided in the applicable Award Agreement, in the event that (a) a Change in Control occurs and (b) either (x) an outstanding Award is not assumed or substituted in connection therewith or (y) an outstanding Award is assumed or substituted in connection therewith and a Participant other than a non-employee director incurs a Termination by the Company, its successor or an affiliate thereof without Cause, or by the Participant for Good Reason, in either case on or after the effective date of the Change in Control but prior to twenty-four (24) months following the Change in Control, then (1) any unvested or unexercisable portion of any Award carrying a right to exercise shall become fully vested and exercisable; and (2) the restrictions, deferral limitations, payment conditions, and forfeiture conditions applicable to an Award granted under the 2023 Restated Plan shall lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be achieved at the greater of target or actual performance levels. An outstanding Award shall be considered to be assumed or substituted for if, following the Change in Control, the Award remains subject to the same terms and conditions that were applicable to the Award immediately prior to the Change in Control (other than performance conditions, which may be appropriately adjusted or waived), except that, if the Award related to shares of Stock, the Award instead confers the right to receive Common Stock of the acquiring entity (or such other security or entity as may be determined by the HCC Committee in its sole discretion).

Upon a Change in Control, the HCC Committee, in its sole discretion, may provide for the purchase of any Awards (whether or not then vested) by the Company (or the cancellation and extinguishment thereof with payment pursuant to the terms of a merger agreement entered into by the Company) for an amount of cash equal to the Change in Control Price for each share of Stock underlying an Award, or in the case of an Option, SAR, or Other Stock-Based Award that is an appreciation Award, an amount of cash equal to the excess of the Change in Control Price (as defined below) of the shares of Stock covered by such Awards, over the aggregate exercise price of such Awards, or provide for cancellation of an Option, SAR, or Other Stock-Based Award that is an appreciation Award without payment if the Change in Control Price is less than the exercise price or base price of such Awards. "Change in Control Price" shall mean the highest price per share of Stock paid in any transaction related to a Change in Control of the Company.

Under the 2023 Restated Plan, a Change in Control generally means the occurrence of one of the following events:

► under certain circumstances set forth in the 2023 Restated Plan, a merger or consolidation of the Company, or a sale or disposition of all or substantially all of the Company's assets;

► a person, group, or entity acquires beneficial ownership of securities of the Company possessing 35% or more of the combined voting power of the Company's issued and outstanding securities; or

► during any period of 12 months, individuals who at the beginning of such period constitute the Board, together with certain new directors, cease for any reason to constitute a majority of the Board.

AMENDMENTS

The Board or the HCC Committee may amend the 2023 Restated Plan, provided that no amendment that requires shareholder approval under New York law, the NYSE listing requirements, or in order for the 2023 Restated Plan to continue to comply with Rule 16b-3 of the Exchange Act will be effective, unless it is approved by the requisite vote of shareholders. No amendment will adversely affect any of the rights of any participant under any Award without the participant's consent, provided that consent will not be required for amendments to comply with Section 409A of the IRC or any other applicable law.

U.S. FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a general summary of certain U.S. federal income tax consequences with respect to certain awards that may be granted pursuant to the 2023 Restated Plan. The following discussion is a brief summary only, and reference is made to the IRC and the relevant regulations and interpretations effective as of the date hereof. This summary deals with the general federal income tax principles that apply and is provided only for general information and is not intended to be exhaustive. Some kinds of taxes, such as state, local, and foreign income taxes and federal employment taxes, are not discussed. **This summary is not intended as tax advice to participants, who should consult their own tax advisors.**

ISOs. A participant does not realize taxable income, and no tax deduction is available to the Company, upon either the grant or exercise of an ISO. If a participant holds the shares acquired upon the exercise of an ISO for more than one year after the Option exercise and more than two years after the date of the Option grant (the "Holding Period"), the difference between the Option price and the amount realized upon the sale of the shares will be treated as a long-term capital gain or loss, and no deduction will be available to the Company. If the shares are sold before the expiration of the Holding Period, the participant will realize ordinary income, and the Company will be entitled to a deduction for the portion of the gain, if any, equal to the difference between the Option price and the lesser of the Fair Market Value of the shares on the exercise date or the amount realized upon the disposition. Any further gain or loss will be taxable as a long-term or short-term capital gain or loss depending upon the Holding Period before disposition.

Non-Qualified Stock Options. A participant does not realize taxable income, and no deduction is available to the Company, upon the grant of a Non-Qualified Stock Option. When a Non-Qualified Stock Option is exercised, the excess of the Fair Market Value of the shares on the exercise date over the exercise price of the Option will be taxable to the participant as ordinary income and deductible by the Company. The tax basis of shares acquired will be the Fair Market Value of the shares on the exercise date. For shares held for more than one year following the exercise date, the participant will realize a long-term capital gain or loss upon disposition.

SARs. In general, the grant of a SAR will not result in income for the participant or in a tax deduction for the Company. Upon the settlement of a SAR, the participant will recognize ordinary income equal to the aggregate value of the payment received, and the Company generally will be entitled to a tax deduction at such time in the same amount.

Restricted Stock. In general, a participant will not recognize any income upon the grant of restricted stock, unless the participant elects under Section 83(b) of the IRC, within thirty days after such grant, to recognize ordinary income in an amount equal to the Fair Market Value of the restricted stock at the time of grant, less any amount paid for the shares. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to the Company. If the election is not made, the participant will generally recognize ordinary income on the date that the restrictions to which the restricted stock lapse, in an amount equal to the Fair Market Value of such shares on such date, less any amount paid for the shares. At the time the participant recognizes ordinary income, the Company generally will be entitled to a deduction in the same amount. Generally, upon a sale or other disposition of restricted stock with respect to which the participant has recognized ordinary income (i.e., where a Section 83(b) election was previously made or the restrictions were previously removed), the participant will recognize a capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the participant's basis in such shares.

RSUs. In general, a participant will not recognize any income upon the grant of RSUs. Rather, upon the settlement of the RSUs, the participant will recognize ordinary income equal to the Fair Market Value of Common Stock received, as applicable. The Company will generally be entitled to a tax deduction at such time equal to the amount of income recognized by the participant.

Other Awards. In general, a participant will recognize ordinary income upon the receipt of shares or cash with respect to other awards granted under the 2023 Restated Plan and the Company will become entitled to a deduction at such time equal to the amount of income recognized by the participant.

In the event that the exercisability or vesting of any award is accelerated due to a Change in Control, payments relating to the awards (or a portion thereof), either alone or together with other payments, may constitute parachute payments under Section 280G of the IRC, which excess amounts may be subject to excise taxes and may be nondeductible to the Company.

NEW PLAN BENEFITS

Information regarding awards of Stock Options, restricted stock, and RSUs granted under the Stock Incentive Plan to the NEOs in 2022 appears in **Grants of Plan-Based Awards in Fiscal 2022** beginning on page 73. Information regarding awards of RSUs and the payment of retainer fees in stock and accrual of DSUs with regard to the non-employee directors in 2022 under the Stock Incentive Plan appears in **Components of Director Compensation Program** beginning on page 44.

The awards to be made under the 2023 Restated Plan are subject to the discretion of the HCC Committee and, therefore, are not determinable at this time. Moreover, the number of awards that would be earned with respect to any grant may vary based on the achievement of any applicable performance goals, which is not determinable at this time. In addition, since the number of shares to be issued to each non-employee director in payment of such Director's Annual Retainer is a function of the Fair Market Value on the Stock Payment Date, the actual number of shares to be issued to the non-employee directors under the 2023 Restated Plan is not determinable. Finally, the ultimate value of any awards that are made will depend on the value of the underlying shares of Common Stock at the time of settlement, which likewise is not currently determinable. However, for illustrative purposes, the table below shows the awards made by the HCC Committee under the Stock Incentive Plan in the first quarter of 2023 to the NEOs based on each active officer's target incentive percentage that is in effect for Fiscal 2023 (the former NEOs are not eligible for new plan benefits under the 2023 Restated Plan), and the estimated awards that will be made in the form of RSUs to non-employee directors of the Company in 2023 under the 2023 Restated Plan in respect of the equity portion of such directors' annual retainer and committee fees.

Name	Value[1] ($)	Units[2] (#)
Dillon	21,158,924	530,831[3]
Bracken	5,191,645	130,247[3]
All current executive officers as a group (7 people)	37,352,965	937,104[3]
All current directors who are not executive officers as a group (9 people)	1,678,360	42,106[1]
All team members, including all current officers who are not executive officers, as a group	28,764,291	721,633[3]

[1] Figures are calculated based on $39.86, the closing price of Common Stock on March 20, 2023.

[2] See **Grants of Plan-Based Awards Table for Fiscal 2022** for further information regarding the equity awarded to our NEOs during Fiscal 2022. Grants to be made in the future under the 2023 Restated Plan, including, without limitation, the mix of award types, are entirely in the discretion of the HCC Committee and are not determinable.

[3] The number of PSUs granted was calculated by dividing the grant value by the closing price of a share of Common Stock on the grant date, rounded to the nearest full share.



ADDITIONAL PLAN INFORMATION

The outstanding aggregate number of Shares subject to Stock Options and other equity awards under the Stock Incentive Plan since its inception through but not including March 22, 2023 is set forth in the table below, which does not include the awards reflected in the New Plan Benefits table above. The closing price of a share of Common Stock on March 20, 2023 was $39.86 per share.

Name	Options Granted (#)	Average Per Share Exercise Price ($)	Shares Subject to Stock Awards[1] (#)	Market Value of Shares Subject to Stock Awards ($)
Dillon[2]	–	–	–	–
Page	2,777	58.25	–	–
Bracken	83,782	40.41	135,037	5,382,575
Norberg	59,130	35.19	34,925	1,392,111
Kuhn	27,879	29.98	15,757	628,074
Johnson	1,214,563	48.81	599,701	23,904,082
Lomow	–	–	–	–
Gray	65,871	43.98	–	–
All current executive officers as a group (7 people)	312,174	45.72	274,088	10,925,148
All current directors who are not executive officers as a group (9 people)	–	–	159,343	6,351,412
All nominees for election as directors as a group (10 people)	–	–	159,343	6,351,412
Each associate of any such directors, executive officers, or nominees	–	–	–	–
Each other person who received or is to receive 5% of such options, warrants, or rights	–	–	–	–
All team members, including all current officers who are not executive officers, as a group (330 people)	2,052,733	46.87	1,496,625	59,655,473

[1] Stock awards were in the form of Restricted Stock, RSU, PSU, and DSU awards. Unearned performance-based awards are reflected assuming "target" performance and earned performance-based awards are reflected at the earned share amounts. See the **CD&A** for additional details.

[2] Excludes the employment inducement awards issued in 2022 to Ms. Dillon in connection with her recruitment, in reliance on the employment inducement award exemption under the NYSE Listed Company Manual Rule 303A.08. The employment inducement awards cover shares of our Common Stock which may be issued upon (i) the vesting and settlement of RSUs, in accordance with the terms of the RSU Inducement Award Agreement, by and between the Company and Ms. Dillon, (ii) the vesting and settlement of PSUs, in accordance with the terms of the PSU Inducement Award Agreement (Transformation Award), by and between the Company and Ms. Dillon, (iii) the vesting and exercise of stock options, in accordance with the terms of the Nonstatutory Stock Option Inducement Award Agreement (Annual Award), by and between the Company and Ms. Dillon, (iv) the vesting and settlement of RSUs, in accordance with the RSU Inducement Award Agreement (Annual Award), by and between the Company and Ms. Dillon, and (v) the vesting and settlement of PSUs, in accordance with the PSU Inducement Award Agreement (Annual Award), by and between the Company and Ms. Dillon.

SUMMARY

Approval of the 2023 Restated Plan is important to the Company's continued success. Such approval would help ensure that the Company may continue to use equity incentives to attract, retain, and motivate talent who are essential to the Company's long-term success. The HCC Committee estimates that our remaining share reserve will not be sufficient to permit us to make all of our annual and ordinary course equity grants for both Fiscal 2023 and Fiscal 2024. If the 2023 Restated Plan is approved by shareholders, the 2023 Restated Plan will be effective as of the date of such approval. If the 2023 Restated Plan is not approved by shareholders, we may continue to make awards under the Stock Incentive Plan, subject to its existing terms and conditions.



PROPOSAL 4

APPROVAL OF 2023 ESPP

The Board recommends a vote FOR this proposal.

OVERVIEW

On March 22, 2023, the Board approved the 2023 ESPP to continue encouraging stock ownership opportunities for team members of the Company and participating subsidiaries, effective as of June 1, 2023, subject to the approval of the Company's shareholders. We are seeking shareholder approval of the 2023 ESPP as the last purchase date under the 2013 ESPP is June 1, 2023, and the Company believes that continuing to offer a plan through which eligible team members may choose to purchase shares of the Company's stock at a favorable price enhances our team members' interest in the Company's continued success. If the 2023 ESPP is approved by the Company's shareholders, the Company will be authorized to offer eligible team members the ability to purchase shares at a discount, subject to various limitations. The 2023 ESPP will not be effective if not approved by shareholders.

We are seeking an authorization of 3 million shares under the 2023 ESPP taking into consideration the expected ten-year life of the 2023 ESPP. Participants in the 2013 ESPP purchased 104,054 shares, 300,788 shares, and 119,518 shares on the annual purchase dates in 2020, 2021, and 2022, respectively. Based on the historic and projected future purchase patterns of participants in the 2013 ESPP, the Board currently estimates that 3 million shares will be sufficient for the life of the 2023 ESPP.

A discussion of share-based compensation, including with regard to the 2013 ESPP, is found in Note 22 to our financial statements in our Annual Report, which is available at **investors.footlocker-inc.com/ar**.

The 2023 ESPP is described in more detail below. A copy of the 2023 ESPP is attached to this Proxy Statement as **Appendix B**. The summary is qualified in its entirety by reference to the complete text of the 2023 ESPP.

2013 ESPP

The 2023 ESPP will replace the 2013 ESPP. Under the 2013 ESPP, shareholders authorized the issuance of an aggregate of 3 million shares for purchase by eligible team members (as defined in the 2013 ESPP) of the Company and certain of its subsidiaries. Purchases of shares are made through payroll deductions, which may not exceed 10% of a participating team member's compensation (as described in the 2013 ESPP). The price at which shares may be purchased under the 2013 ESPP is 85% of the lesser of the Fair Market Value of a share on one of two specified dates in each plan year. A participant may not purchase shares of stock having, in the aggregate, a Fair Market Value greater than $25,000 under the 2013 ESPP during any calendar year.

Out of the 3 million shares authorized under the 2013 ESPP, a total of 1,145,142 shares were purchased by participating team members from June 1, 2013 through June 1, 2022. The 2013 ESPP will automatically terminate after the annual purchase date in 2023, which is June 1, 2023. No further shares may be purchased under the 2013 ESPP after June 1, 2023, and any shares remaining in the 2013 ESPP following the 2023 purchase date will not be carried over into the 2023 ESPP. If shareholders approve the 2023 ESPP, we anticipate that the first date that shares will be purchased under the new plan will be on December 1, 2023.

2023 ESPP

The 2023 ESPP is designed to allow eligible team members of the Company and participating subsidiaries to purchase shares with their accumulated payroll deductions. The 2023 ESPP is administered by the HCC Committee. The 2023 ESPP is intended to qualify under Section 423 of the IRC. The material terms of the 2023 ESPP are summarized below. The 2023 ESPP is intended to encourage the ownership of shares by eligible team members who become participants in the 2023 ESPP, thereby enhancing interest in the continued success of the Company and its subsidiaries and encouraging the team members to remain in the employ of the Company or its subsidiaries.



MATERIAL FEATURES OF THE 2023 ESPP

The following is a summary of the material terms of the 2023 ESPP and is qualified in its entirety by the complete text of the 2023 ESPP, which is attached as **Appendix B**.

ADMINISTRATION

Subject to the terms and conditions of the 2023 ESPP, the HCC Committee will have discretionary authority to administer and interpret the 2023 ESPP and determine the terms and conditions of the offerings to be made under the 2023 ESPP. The HCC Committee shall consist of no fewer than three non-employee directors. Interpretations by the HCC Committee of any provision of the 2023 ESPP or of any rights thereunder will be conclusive and binding on all persons, unless otherwise determined by the Board. No member of the Board, the HCC Committee, or individual exercising administrative authority with respect to the 2023 ESPP will be liable for any action or determination made in good faith with respect to the 2023 ESPP.

SHARE RESERVE

The maximum number of shares which will be authorized for sale under the 2023 ESPP is 3,000,000 shares, subject to adjustments, as provided below. The shares reserved for issuance under the 2023 ESPP may be authorized but unissued shares, or issued shares held in, or acquired for, the treasury of the Company.

ELIGIBILITY

Each full-time team member of the Company or any participating subsidiary, who has continuously been a full-time team member of the Company or any participating subsidiary for at least three months, is eligible to participate as of the offering date following the completion of three months of employment. A full-time team member is one whose customary employment is not fewer than 20 hours per week and for not fewer than five months during any calendar year. Officers of the Company, provided they meet the eligibility requirements, may become eligible team members and participants under the 2023 ESPP.

PARTICIPATING SUBSIDIARIES

All subsidiaries of the Company substantially all of whose operations are conducted within the United States, except those specifically excluded by the HCC Committee, and all other subsidiaries that are designated by the HCC Committee, are "participating subsidiaries" whose team members are eligible to participate, as long as such team members meet the other eligibility requirements.

PARTICIPATION

Team members will enroll under the 2023 ESPP by completing an enrollment form at least 15 business days before the Offering Date (defined below) permitting the deduction from their compensation of at least 1% but not more than 10% during an offering. Such payroll deductions must be expressed as a whole number percentage of their compensation, or a flat dollar amount or whole percentage of the participant's annual bonus, and the accumulated deductions will be credited to a notional account and applied to the purchase of shares on the exercise date of the offering.

A team member will not be permitted to participate in an offering if, immediately after the option to purchase stock in the offering were granted, the team member would own (or be deemed to own through attribution) 5% or more of the total combined voting power or value of all classes of stock of the Company, or of a subsidiary or parent company of the Company. In addition, a participant may not purchase more than 2,500 shares in each offering or any lesser maximum number determined by the HCC Committee. A participant may not be granted an option that permits the participant's rights to purchase shares to accrue at a rate exceeding $25,000 in Fair Market Value of such stock (determined on the offering date(s)) under the 2023 ESPP or any other employee stock purchase plan of the Company and its parent and subsidiary companies during any calendar year.

OFFERING

The 2023 ESPP permits participants to purchase shares using amounts deducted from their pay at a discount at the end of each offering period, as established by the HCC Committee. Unless the HCC Committee determines otherwise in its discretion, the 2023 ESPP provides for two offering periods per year during the six-month period commencing on June 1, 2023 and during six-month periods commencing on each December 1 and June 1 thereafter (each, an "Offering Period").

The option price for an offering will generally be the lower of 85% of the closing sale price per share on the first trading day of the Offering Period ("Offering Date") or 85% of the closing sale price per share on the last trading day of the Offering Period ("Exercise Date").

Unless a participant has withdrawn from participation in the 2023 ESPP before the Exercise Date of the applicable Offering Period, the participant will be deemed to have exercised the participant's option in full as of such Exercise Date. Upon exercise, the participant will purchase the number of whole shares that the participant's accumulated payroll deductions will buy at the option price, subject to the participation limitations listed above.

A participant may cancel their payroll deduction authorization and withdraw from the offering at any time prior to the end of the Offering Period. A withdrawal notice will be effective as soon as it is processed by the Company. After withdrawal, the participant's notional account balance will be refunded in cash without interest at the end of an Offering Period. If a participant withdraws from an offering, the participant may not later re-enroll in the same offering, but the participant may (if eligible) enroll in any later offering under the 2023 ESPP. If a participant wants to increase or decrease the rate of payroll withholding, the participant may do so effective on the next offering by submitting a new enrollment form at least 15 business days before the Offering Period for which such change is to be effective.

The 2023 ESPP is unfunded, and all funds received by the Company under the 2023 ESPP may be combined with other corporate funds and used for any corporate purpose, unless otherwise required by applicable law.

ADJUSTMENTS

In the event of any change in the capital structure or business of the Company by reason of any stock dividend or distribution, stock split or reverse stock split, recapitalization, reorganization, merger, consolidation, split-up, combination, or exchange of shares, distribution with respect to its outstanding shares, reclassification of its capital stock, or any similar change affecting the Company's capital structure, or if the HCC Committee determines an adjustment is appropriate, the number of shares offered for purchase under the 2023 ESPP and the option price thereof will be adjusted by the HCC Committee.

AMENDMENT AND TERMINATION

The Board or the HCC Committee may amend, modify, suspend, or discontinue the 2023 ESPP for any purpose required or permitted by law; provided, however, that no such amendment or modification shall (a) increase the number of shares offered under the 2023 ESPP (other than as provided above with respect to adjustments in cases of changes affecting the Common Stock), or (b) decrease the option price per share without the approval of the requisite vote of shareholders.

Unless sooner terminated for any reason by the Board, no options will be granted under the 2023 ESPP, and the 2023 ESPP will automatically terminate, immediately after May 31, 2033 or such earlier date on which all of the shares offered under the 2023 ESPP have been purchased by participants.

MISCELLANEOUS

Except as otherwise provided below, a team member's rights and any option granted to such team member under the 2023 ESPP shall terminate if and when the team member ceases to be a team member for any reason, and all amounts standing to the team member's credit under this plan as of the employment termination date shall be refunded.

A participant in the 2023 ESPP will have no rights of a shareholder unless and until the participant purchases one or more shares under the 2023 ESPP and the shares have been issued.

The closing price of Common Stock on March 20, 2023 was $39.86 ("Fair Market Value").



CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary under current law of the principal U.S. federal income tax consequences related to the purchase of shares under the 2023 ESPP. This summary deals with the general U.S. federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local, and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The option to purchase shares under the 2023 ESPP is intended to be an option granted pursuant to an "employee stock purchase plan," as defined under Section 423 of the IRC. A team member who participates in the 2023 ESPP will not realize taxable income when the Company grants an option to purchase shares under the terms of the 2023 ESPP or when the team member exercises the option. If a participant holds the shares for more than one year after the purchase date or for two years after the grant date or dies while owning the shares, an amount equal to the lesser of (i) the 15% discount from the Fair Market Value of the shares on the grant date, or (ii) the excess of the sale price for the shares that are sold, or in the cases of death or other disposition, the Fair Market Value of the shares on the date of death or other disposition, over the amount paid for the shares is taxable to the participant as ordinary income in the year of the sale, other disposition, or death. If the shares are held for the required periods, the Company will not be entitled to a deduction for U.S. federal income tax purposes upon the granting or exercise of the option by the participant.

If a participant sells or otherwise disposes of the participant's shares within one year after the purchase date or within two years from the grant date (each, a "disqualifying disposition"), the excess of the Fair Market Value of the shares on the purchase date over the purchase price (i.e., the discount) is recognized by the participant as ordinary income at the time of the sale or other disposition. The Company will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant. In addition, for sales both within and after one year of the purchase date (but not in cases of death or other dispositions), capital gain or loss must be recognized in the year of sale. The amount of gain or loss is equal to the difference between the sale price and the sum of the purchase price plus the amount of ordinary income, as calculated above.

NEW PLAN BENEFITS

The amounts of future purchases under the 2023 ESPP are not presently determinable because participation by eligible team members is voluntary; participation depends on each participant's elections and the restrictions of Section 423 of the IRC and the 2023 ESPP and the option price depends on the value of the Common Stock on the Offering Date and Exercise Date. The table below shows the shares purchased by the NEOs who continue to serve as of January 28, 2023 and other team members under the 2013 ESPP on June 1, 2022 through payroll deductions, at the discounted purchase price pursuant to the 2013 ESPP of $28.00. For the avoidance of doubt, former team members, including former team members who are NEOs, would not receive any benefits under the 2023 ESPP.

Name	Shares Purchased in 2022 (#)
Page	—
Bracken	—
Norberg	—
Kuhn	—
Johnson	394
All current executive officers as a group (7 people)	570
Non-Executive Officer Employee Group	118,948
Non-Executive Director Group	N/A

PROPOSAL 5 | RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 **The Board recommends a vote FOR this proposal.**

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee conducts an annual evaluation of the independent registered public accounting firm's qualifications, performance, and independence. The Audit Committee exercises sole authority to approve all audit engagement fees.

The Audit Committee ensures the regular rotation of the lead audit partner, as required by law, as it did in 2022 to commence in Fiscal 2023. The Audit Committee is also involved in reviewing, evaluating, and selecting the new lead audit partner, based on their qualifications, when the previous lead audit partner is required to rotate off the audit engagement. In evaluating and selecting a lead audit partner, the Audit Committee provides selection criteria to KPMG LLP to which KPMG LLP responds with a roster of qualified candidates. The Audit Committee Chair and the Non-Executive Chair interview the candidates. The Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer also interview the candidates. The Audit Committee Chair and proposed lead audit partner meet in executive session. The Audit Committee Chair then recommends a candidate to the Audit Committee for its consideration and approval.

The Audit Committee has appointed KPMG LLP as our independent registered public accounting firm for Fiscal 2023. We are asking shareholders at the Annual Meeting to ratify this appointment of KPMG LLP for 2023. KPMG LLP has served as our independent registered public accounting firm since 1995. The Audit Committee and the Board believe that the continued retention of KPMG LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. Although ratification is not required by our By-Laws or otherwise, the Board is submitting the appointment of KPMG LLP to our shareholders for ratification because we value our shareholders' views regarding this appointment and we view it as a good corporate governance practice. In the event that shareholders fail to ratify this appointment, it will be considered a recommendation to the Board and the Audit Committee to consider selecting a different firm. Even if the appointment is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of KPMG LLP will be present at the Annual Meeting and will have an opportunity to make a statement and respond to appropriate questions.

AUDIT AND NON-AUDIT FEES

The following table shows the fees we paid to KPMG LLP for the audit of the Company's annual financial statements for 2021 and 2022, as well as the fees billed for other services KPMG LLP provided during these two fiscal years:

Category	2021 ($)	2022 ($)
Audit Fees[1]	5,397,000	5,032,000
Audit-Related Fees[2]	3,061,000	327,000
Tax Fees[3]	515,000	396,000
Total	8,973,000	5,755,000

(1) Audit fees consisted of professional services provided in connection with the audit of our annual financial statements, reviews of financial statements included in our Quarterly Reports on Form 10-Q, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits.

(2) Audit-related fees consisted principally of audits of financial statements of certain employee benefit plans, the Foot Locker Foundation, and ESG assurance services.

(3) Tax fees consisted of corporate income tax compliance assistance.

AUDIT COMMITTEE PREAPPROVAL POLICIES AND PROCEDURES

The Audit Committee has a policy that all audit and non-audit services to be provided by our independent accountants, including services for our subsidiaries and affiliates, are to be approved in advance by the Audit Committee, regardless of the estimated cost for providing such services. The Audit Committee has delegated this authority to the Audit Committee Chair to approve fees between meetings, and then the fees are reviewed with the Audit Committee at a subsequent meeting. Management reviews the total amount and nature of the audit and non-audit services provided by the independent accountants since its prior meeting, including services for our subsidiaries and affiliates, with the Audit Committee at regularly-scheduled meetings.

AUDIT COMMITTEE REPORT

In accordance with the charter adopted by the Board, the Audit Committee assists the Board in fulfilling its oversight responsibilities of the Company's accounting policies and practices, as well as financial reporting. The Audit Committee is responsible for the appointment, compensation, and oversight of the independent registered public accounting firm. The Company's management is responsible for preparing our financial statements and establishing and maintaining adequate internal controls over financial reporting.

The Audit Committee consists of five independent directors named below, as independence is defined under the NYSE rules. All of the Audit Committee members meet the expertise requirements under the NYSE rules.

The Audit Committee held 9 meetings during 2022. At these meetings, the Audit Committee discussed with management, the Company's independent registered public accounting firm (KPMG LLP), and the Company's internal auditors the assessment of the Company's internal controls over financial reporting. The Audit Committee also discussed with KPMG LLP its attestation report and opinion on the Company's internal controls over financial reporting contained in the Annual Report. The Audit Committee regularly meets privately with KPMG LLP, the internal auditors, and the Vice President of Internal Audit throughout the year.

The Audit Committee reviewed and discussed with management and KPMG LLP the audited financial statements for Fiscal 2022. The Audit Committee also discussed with KPMG LLP the matters required to be discussed by applicable PCAOB and SEC standards. The Audit Committee, both with and without management present, discussed and reviewed the results of KPMG LLP's examination of the financial statements and the overall quality of the Company's financial reporting.

The Audit Committee engages in an annual evaluation of the independent registered public accounting firm's qualifications. In evaluating and selecting the Company's independent registered public accounting firm, the Audit Committee considered, among other things:

- ▶ historical and recent performance of the current independent audit firm;
- ▶ an analysis of known significant legal or regulatory proceedings related to the firm;
- ▶ external data on audit quality and performance, including PCAOB reports;
- ▶ industry experience;
- ▶ audit fee revenues;
- ▶ firm capabilities and audit approach; and
- ▶ the independence, tenure, and partner rotation of the audit firm.

The Audit Committee also considers the advisability and potential impact of selecting a different independent registered public accounting firm. The Audit Committee obtained from KPMG LLP the written disclosures and the letter required by applicable PCAOB requirements regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence and any relationships that may affect its objectivity. The Audit Committee also considered whether the non-audit services provided to the Company by KPMG LLP are compatible with maintaining KPMG LLP's independence. The Audit Committee has satisfied itself that KPMG LLP is independent.

As a result of this evaluation, the Audit Committee approved the appointment of KPMG LLP as the Company's independent registered public accounting firm for Fiscal 2023.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report.

Members of the Audit Committee

				
GUILLERMO G. MARMOL	**VIRGINIA C. DROSOS**	**DARLENE NICOSIA**	**ULICE PAYNE, JR.**	**DONA D. YOUNG**
Chair	Member	Member and Audit Committee Financial Expert	Member	Member

ESG

We are very intentional about our mission. Management and the Board understand that *how* we achieve our purpose is just as important as the results. Stakeholders understandably want to know that the company they are buying from, investing in, working for, or doing business with, is acting responsibly by valuing their team members, giving back to the communities it serves, and actively addressing the environmental impact of its operations. For these reasons, among others, ESG is embedded in how we manage our business.

OUR ESG STRATEGY

Inspired by engagement with our stakeholders, the Company publishes an annual Impact Report. The Impact Report provides details on our global ESG strategy, consistent with the SASB reporting standards and TCFD reporting framework. Our global ESG strategy is focused on four pillars:

Leveraging the Power of Our People and Communities	Strengthening the Sustainability of Our Supply Chain	Managing and Reducing Our Environmental Impacts	Operating Ethically and Transparently

OUR CLIMATE STEWARDSHIP

In 2022, the Company announced its ambition to achieve net zero GHG emissions by 2050 or sooner. For additional information regarding the Company's ambition to power a more sustainable future, see the Company's Global Environmental and Climate Change Statement, which is available at **investors.footlocker-inc.com/climate**.

We recognize, however, that this is a journey. We view public reporting as an ongoing process and expect our disclosures to continue to evolve over time. We are fully committed to building on our progress over time and strengthening our vision for a more sustainable world.

For additional information regarding our effort to power a more sustainable future, see our Impact Report, which is presented consistent with the SASB reporting standards and TCFD reporting framework and is available at **investors.footlocker-inc.com/impactreport**.

SHAREHOLDER OWNERSHIP

DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the number of shares of Common Stock reported to us as beneficially owned by each of our directors and NEOs, and by all directors, NEOs, and other executive officers as a group, as of the Record Date, including shares of Common Stock that they have a right to acquire within 60 days after the Record Date by the exercise of stock options.

Mr. Johnson beneficially owned 2% of the total number of outstanding shares of Common Stock as of the Record Date. No other director or NEO beneficially owned 1% or more of the total number of outstanding shares as of the Record Date. Each person has sole voting and investment power for the number of shares shown, except as otherwise noted below:

Name	Common Stock Beneficially Owned Excluding Stock Options (#)[1]	Stock Options Exercisable Within 60 Days After the Record Date (#)	DSUs, RSUs, and PSUs (#)[2]	Total (#)
Bracken	4,985	56,741	75,226	136,952
Dillon	–	–	74,446	74,446
Drosos	2,722	–	2,264	4,986
Feldman	80,380	–	34,412	114,792
Gray	8,845[3]	65,871	–	74,716
Johnson	358,246[3]	1,163,084	324,340	1,845,670
Kuhn	–[3]	16,887	15,757	32,644
Lomow	–[3]	–	–	–
Marmol	47,009	–	2,264	49,273
Nicosia	7,181	–	7,855	15,036
Norberg	10,709[3]	46,747	34,925	92,381
Oakland	19,119	–	11,933	31,052
Page	576[3]	2,777	–	3,353
Payne	14,433	–	7,030	21,463
Underhill	20,044	–	2,264	22,308
Walker	5,965	–	6,642	12,607
Young	50,651	–	84,679	135,330
All 22 directors and executive officers as a group, including the NEOs	705,973	1,539,372	755,937	3,001,282[4]

[1] This column includes shares held in the 401(k) Plan.

[2] This column includes the (a) DSUs credited to the accounts of the directors who elected to defer fees, (b) executives' unvested RSUs, and (c) earned but unvested PSUs. The DSUs, RSUs, and PSUs do not have current voting or investment power.

[3] This information is based on the last beneficial ownership reports filed on behalf of Mses. Kuhn, Lomow, and Norberg and Messrs. Gray, Johnson, and Page with the SEC on March 28, 2022, March 25, 2022, March 28, 2022, March 28, 2022, December 2, 2022, and May 31, 2022, respectively.

[4] This number represents approximately 3.2% of the shares of Common Stock outstanding at the close of business on the Record Date.

PRINCIPAL SHAREHOLDERS

The table below provides information on shareholders who beneficially owned more than 5% of our Common Stock as of December 31, 2022 according to reports filed with the SEC. To the best of our knowledge, there are no other shareholders who beneficially own more than 5% of a class of the Company's voting securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Vesa Equity Investment S.à r.l., EP Equity Investment S.à r.l., EP Investment S.à r.l., and Daniel Křetínský	11,468,571[a]	12.3[a]
2, place de Paris L-2314 Luxembourg, Luxembourg		
BlackRock, Inc.	10,574,637[b]	11.3[b]
55 East 52nd Street New York, New York 10055		
FMR LLC	9,525,436[c]	10.2[c]
245 Summer Street Boston, Massachusetts 02210		
The Vanguard Group, Inc.	9,386,043[d]	10.1[d]
100 Vanguard Boulevard Malvern, Pennsylvania 19355		
Dimensional Fund Advisors, L.P.	5,526,631[e]	5.9[e]
6300 Bee Cave Road, Building One Austin, Texas 78746		

[a] Reflects shares beneficially owned as of December 31, 2022 according to Amendment No. 4 to Schedule 13G filed with the SEC. As reported in this schedule, Vesa Equity Investment S.à r.l. is the record holder of the reported shares of Common Stock. The principal shareholder of Vesa Equity Investment S.à r.l. is EP Equity Investment S.à r.l. and its principal shareholder is EP Investment S.à r.l., the ultimate beneficial owner of which is Daniel Křetínský. Each of EP Equity Investment S.à r.l., EP Investment S.à r.l., and Mr. Křetínský may be deemed to hold shared voting power with respect to 11,468,571 shares and shared dispositive power with respect to 11,468,571 shares, and to be an indirect beneficial owner of the shares owned by Vesa Equity Investment S.à r.l.

[b] Reflects shares beneficially owned as of December 31, 2022 according to Amendment No. 2 to Schedule 13G filed with the SEC. As reported in this schedule, BlackRock, Inc., a parent holding company, holds sole voting power with respect to 10,273,015 shares and sole dispositive power with respect to 10,574,637 shares.

[c] Reflects shares beneficially owned as of December 31, 2022 according to Amendment No. 3 to Schedule 13G filed with the SEC. As reported in this schedule, FMR LLC holds sole voting power with respect to 9,456,244 shares, and sole dispositive power with respect to 9,525,436. Each of FIAM LLC, Fidelity Diversifying Solutions LLC, Fidelity Management & Research Company LLC, Fidelity Management Trust Company, and Strategic Advisers LLC beneficially own shares.

[d] Reflects shares beneficially owned as of December 31, 2022 according to Amendment No. 13 to Schedule 13G filed with the SEC. As reported in this schedule, The Vanguard Group, an investment adviser, holds shared voting power with respect to 93,783 shares, sole dispositive power with respect to 9,210,691 shares, and shared dispositive power with respect to 175,352 shares.

[e] Reflects shares beneficially owned as of December 31, 2022 according to Schedule 13G filed with the SEC. As reported in this schedule, Dimensional Fund Advisors, L.P., an investment adviser, holds sole voting power with respect to 5,420,298 shares, and sole dispositive power with respect to 5,526,631 shares.

DEADLINES AND PROCEDURES FOR NOMINATIONS AND SHAREHOLDER PROPOSALS FOR THE 2024 ANNUAL MEETING

Nominations and Shareholder Proposals	Procedure	Deadline
Proposals for Inclusion in Our 2024 Proxy Materials	Under SEC Rule 14a-8, if a shareholder would like us to include a proposal in our Proxy Statement and form of proxy for the 2024 annual meeting, our Secretary must receive the proposal at our Corporate Headquarters in order to be considered for inclusion in the 2024 proxy statement.	December 9, 2023
Director Nominations Under Our Proxy Access By-Laws	Under our proxy access by-law, a shareholder, or a group of up to 20 shareholders, owning at least 3% of the outstanding Common Stock continuously for at least three years as of the date of the notice of nomination, may nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater (subject to certain limitations set forth in the By-Laws), provided that the shareholder(s) and nominee(s) satisfy the requirements specified in the By-Laws. Notices of proxy access nomination for the 2024 annual meeting should be addressed to our Secretary at our Corporate Headquarters. You should carefully review the requirements specified in the By-Laws, which are available at **investors.footlocker-inc.com/by-laws**.	No earlier than November 9, 2023 and no later than December 9, 2023
Other Proposals or Nominations for the 2024 Annual Meeting	For any shareholder proposal that is not submitted under SEC Rule 14a-8, and any nomination of directors not submitted pursuant to our proxy access by-law provision, our By-Laws describe the procedures that must be followed. Proposals for nomination for directors and other items of business should be addressed to our Secretary at our Corporate Headquarters and must contain the information specified in the By-Laws, which are available at **investors.footlocker-inc.com/by-laws**. In addition to satisfying the requirements of our By-Laws, including the deadline for notice of nominations, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide a notice that sets forth the additional information required by Rule 14a-19 of the Exchange Act no later than March 18, 2024.	No earlier than January 18, 2024 and no later than February 17, 2024. However, if we hold the 2024 annual meeting on a date that is not within 25 days before or after the first anniversary of the Annual Meeting, then we must receive the notice no later than ten days after the earlier of the date we first provide notice of the meeting to shareholders or announce it publicly.

By Order of the Board of Directors

SHEILAGH M. CLARKE (she/her/hers)
Executive Vice President, General Counsel and Secretary
April 7, 2023



FREQUENTLY ASKED QUESTIONS

Q: What constitutes a quorum for the Annual Meeting?

A: We will have a quorum and be able to conduct the business of the Annual Meeting if the holders of a majority of the shares outstanding and entitled to vote are present at the meeting, either in person or by proxy. We will count abstentions and broker non-votes, if any, as present and entitled to vote in determining whether we have a quorum.

Q: Who may vote at the Annual Meeting?

A: Only shareholders of record on the books of the Company as of the Record Date are entitled to vote at the Annual Meeting, and any adjournments or postponements of the meeting, on the items of business described in this Proxy Statement. There were 93,429,371 shares of Common Stock outstanding as of the Record Date. Each share of Common Stock is entitled to one vote.

Q: Can I vote shares held in employee plans?

A: If you hold shares of Common Stock through the 401(k) Plan or the 1165(e) Plan, your proxy card includes the number of shares allocated to your plan account. Your proxy card will serve as a VIF for these shares for the plan trustee to vote the shares. The trustee will vote only those shares for which voting instructions have been given. To allow sufficient time for voting by the trustees of these plans, your voting instructions must be received by 11:59 p.m. EDT on May 14, 2023.

Q: Could matters be voted on at the Annual Meeting other than the proposals on page 1?

A: We do not know of any other business that will be presented at the Annual Meeting. If any other matters are properly brought before the meeting for consideration, then the persons named as proxies will have the discretion to vote on those matters for you using their best judgment.

Q: What happens if I do not vote my shares?

A: This depends on how you hold your shares and the type of proposal. If you hold your shares in "street name," such as through a bank or brokerage account, it is important that you cast your vote if you want it to count for Proposals 1, 2, 3, and 4. If you do not instruct your bank or broker regarding how to vote your shares, no votes will be cast on your behalf on Proposals 1, 2, 3, and 4 because the broker does not have discretionary authority to vote. This is called a "broker non-vote." Your bank or broker will have discretion to vote any uninstructed shares on Proposal 5.

If you are a "shareholder of record," meaning your stock ownership is reflected directly on the books and records of the Company's transfer agent, or if you hold your shares through the 401(k) Plan or 1165(e) Plan, no votes will be cast on your behalf on any of the proposals if you do not cast your vote.

Q: How will the votes be counted?

A: Votes will be counted and certified by an independent inspector of election.

If you abstain from voting or there is a broker non-vote on any matter, your abstention or broker non-vote will not affect the outcome of such vote because abstentions and broker non-votes are not considered to be votes cast.

Q: Can I change my mind after voting my shares?

A: Yes, you may revoke your proxy at any time before it is used by:

- ▶ sending a written notice to our Secretary at our Corporate Headquarters,
- ▶ delivering a valid proxy card with a later date,
- ▶ providing a later-dated vote by telephone, scanning, internet, or app, or
- ▶ voting at the Annual Meeting.

Q: How do I attend the Annual Meeting?

A: We are pleased to welcome shareholders to the Annual Meeting. The Annual Meeting will be held in a virtual format only. All shareholders will be afforded the same rights they would have had at a physical meeting.

The live audio webcast of the meeting will begin promptly at 9:00 a.m. EDT. Online access to the audio webcast will open shortly prior to the start of the meeting to allow time for you to log-in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time. A support line will be available on the meeting website shortly prior to, and during, the meeting to assist shareholders with any technical difficulties they may have accessing or hearing the meeting.

To be admitted to the Annual Meeting, you will need to log-in to **virtualshareholdermeeting.com/FL2023** using the 16-digit control number found on your Notice, proxy card, VIF, or email previously sent to shareholders entitled to vote at the Annual Meeting.

Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting.

Q: Will there be a question and answer session at the Annual Meeting?

A: Shareholders may submit a question in advance of the meeting by emailing the Company at **ir@footlocker.com**. Live questions may be submitted online shortly prior to, and during, the Annual Meeting by logging in with the 16-digit control number at **virtualshareholdermeeting.com/FL2023**. We will answer questions during the meeting that are pertinent to the Company as time permits and in accordance with our rules of conduct for the Annual Meeting, which will be available on the virtual meeting website. Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once.

Answers to any pertinent questions that are not addressed during the meeting may be published following the meeting on our corporate website at **footlocker.com/corp**.

Q: Will the Annual Meeting be available for replay?

A: A replay of the Annual Meeting will be made publicly available approximately 24 hours after the Annual Meeting at **virtualshareholdermeeting.com/FL2023**. The replay will be available for approximately one year.

Q: Who pays the cost of this proxy solicitation?

A: The Company will pay for the cost of the solicitation of proxies, including the preparation, printing, and mailing of the proxy materials.

Proxies may be solicited, without additional compensation, by our directors, officers, or team members by mail, telephone, facsimile, in person, or otherwise. We will request banks, brokers, and other custodians, nominees, and fiduciaries to deliver proxy materials to the beneficial owners of the Common Stock and obtain their voting instructions, and we will reimburse those firms for their expenses under both SEC and NYSE rules. In addition, we have retained Innisfree to assist us in the solicitation of proxies for a fee of $15,000 plus out-of-pocket expenses.

Q: Why did I receive a notice but no proxy materials?

A: We are furnishing proxy materials to our shareholders primarily over the internet under the SEC's notice and access rules instead of mailing full sets of the printed materials. We believe that this procedure reduces costs, provides greater flexibility to our shareholders, and decreases the environmental impact of our Annual Meeting. For additional information regarding our commitment to the environment, see our Global Environmental and Climate Change Statement available at **investors.footlocker-inc.com/climate**. On or about April 7, 2023, we started mailing a Notice to most of our shareholders in the United States. The Notice contains instructions on how to access our Proxy Statement and Annual Report on the internet and vote online. If you received a Notice, you will not receive paper copies of the proxy materials, unless you request them. If you received a Notice and would like to receive paper copies of the proxy materials, please follow the instructions on the Notice for requesting the materials, and we will promptly mail the materials to you.

We are mailing to shareholders, or making available to shareholders via the internet, this Proxy Statement, form of proxy card, and our Annual Report on or about April 7, 2023.

Q: What is "householding" and how does it affect me?

A: The Company has adopted the "householding" procedure approved by the SEC, which allows us to deliver one set of documents to a household of shareholders instead of delivering a set to each shareholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Shareholders who receive proxy materials in paper form will continue to receive separate proxy cards/VIFs to vote their shares. Shareholders who receive the Notice will get instructions on submitting their proxy cards/VIF via the internet.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact Broadridge using their contact information provided under **Helpful Resources** on page 124. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information about householding.



HELPFUL RESOURCES

Annual Meeting   virtualshareholdermeeting.com/FL2023

Board of Directors
Board   investors.footlocker-inc.com/board
Committees   investors.footlocker-inc.com/bcommittees
Committee Charters
   Audit Committee   investors.footlocker-inc.com/audit
   HCC Committee   investors.footlocker-inc.com/comp
   NCR Committee   investors.footlocker-inc.com/gov
   Technology Committee   investors.footlocker-inc.com/tech

ESG
Impact Report   investors.footlocker-inc.com/impactreport

Financial Reporting
Annual Report   investors.footlocker-inc.com/ar

Foot Locker, Inc.
Corporate Website   footlocker.com/corp
Leadership Team   investors.footlocker-inc.com/management
Investor Relations   investors.footlocker-inc.com/ir

Governance Documents
Anti-Corruption Policy   investors.footlocker-inc.com/acp
By-Laws   investors.footlocker-inc.com/by-laws
Certificate of Incorporation   investors.footlocker-inc.com/coi
Code of Business Conduct   investors.footlocker-inc.com/cobc
Code of Business Conduct Waivers   investors.footlocker-inc.com/cobcwaivers
Conflict Minerals Policy   investors.footlocker-inc.com/conflictminerals
Corporate Governance Guidelines   investors.footlocker-inc.com/cgg
Global Environmental and Climate Change Statement   investors.footlocker-inc.com/climate
Global Human Rights Statement   investors.footlocker-inc.com/humanrights
Global Occupational Health and Safety Statement   investors.footlocker-inc.com/safety
Global Sourcing Guidelines   investors.footlocker-inc.com/gsg
Global Water Stewardship Statement   investors.footlocker-inc.com/water
Policy Prohibiting Insider Trading   investors.footlocker-inc.com/trading
Procedures for Communications with the Board   investors.footlocker-inc.com/boardcomms
Stock Ownership Guidelines   investors.footlocker-inc.com/stock

Contacts

To Request Copies of our Annual Report,   **To Request Copies of the Internet Notice or Proxy Materials**
Committee Charters, or Governance Documents   Broadridge Financial Solutions, Inc.
                                                     (Tabulator/Inspector of Election)
Company Contacts   proxyvote.com
Board or General Counsel and Secretary   sendmaterial@proxyvote.com
sclarke@footlocker.com   800-579-1639

Investor Relations   **To Change Your Householding Election**
ir@footlocker.com   Broadridge Financial Solutions, Inc.
                                                     Householding Department
or mail to our Corporate Headquarters,   51 Mercedes Way
attention to the applicable contact   Edgewood, New York 11717
                                                     866-540-7095
Corporate Headquarters
Foot Locker, Inc.   **For Questions or Assistance Voting**
330 West 34th Street   Innisfree M&A Incorporated (Proxy Solicitor)
New York, New York 10001   Shareholders in the United States and Canada: 866-239-1762
212-720-3700   Shareholders in all other locations: 412-232-3651
                                                     Banks and brokers: 212-750-5833

APPENDIX A

FOOT LOCKER 2007 STOCK INCENTIVE PLAN
(Amended and Restated as of March 22, 2023)

1. *Purpose.*

The purpose of the Foot Locker 2007 Stock Incentive Plan (Amended and Restated as of March 22, 2023) (this "**Plan**") is to align the interests of officers, other employees, and nonemployee directors of Foot Locker, Inc. and its successors by operation of law and all subsidiaries now held or hereafter acquired (collectively, the "**Company**") with those of the shareholders of Foot Locker, Inc., a New York corporation, or any successor corporation by operation of law ("**Foot Locker**"); to reinforce corporate, organizational, and business development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; to reward the performance of individual officers and other employees in fulfilling their personal responsibilities for long-range achievements, and to appropriately remunerate nonemployee directors.

The Plan, in the form set forth herein, is effective as of March 22, 2023 ("**Effective Date**"), subject to the requisite approval of shareholders at Foot Locker's 2023 annual shareholders' meeting, and is an amendment and restatement of the Foot Locker 2007 Stock Incentive Plan (the "**Initial Plan**"), which was originally effective as of May 30, 2007, amended and restated as of May 19, 2010 and March 21, 2014, and further amended as of March 23, 2017.

2. *Definitions.*

The following terms, as used herein, shall have the following meanings:

(a)   **"Account"** means the total of the Interest Account and the Deferred Stock Unit Account to which a Nonemployee Director's deferred Annual Retainer shall be credited. A separate Account shall be established with respect to the deferred Annual Retainer for each Plan Year.

(b)   **"Annual Retainer"** shall mean the annual retainer payable for services on the Board as a Nonemployee Director, in any capacity, including the annual retainer payable to a Nonemployee Director for service as a committee chair. Annual Retainer shall not include expense reimbursements, meeting attendance fees, amounts realized upon the exercise of Options, or any other amount paid to a Nonemployee Director.

(c)   **"Appreciation Award"** shall mean any Award under the Plan of any Option, SAR or Other Stock-Based Award, provided that such Other Stock-Based Award is based on the appreciation in value of a share of Stock in excess of an amount equal to at least the Fair Market Value of the Stock on the date such Other Stock-Based Award is granted.

(d)   **"Award"** shall mean any Option, Restricted Stock, Restricted Stock Unit, SAR, Stock Unit or Other Stock-Based Award granted pursuant to the Plan.

(e)   **"Award Agreement"** shall mean any written agreement, contract, or other instrument or document, including through electronic medium, between Foot Locker and a Participant evidencing an Award.

(f)   **"Beneficiary"** shall mean the individual designated by the Participant, on a form acceptable to the Committee, to receive benefits payable under the Plan in the event of the Participant's death. If no Beneficiary designation is in effect at the time of a Participant's death, or if no designated Beneficiary survives the Participant, or if such designation conflicts with law, the payment of the amount, if any, payable under the Plan upon the Participant's death shall be made to the Participant's estate, or with respect to an applicable Award, the person given authority to exercise such Award by the Participant's will or by operation of law. Upon the acceptance by the Committee of a new Beneficiary designation, all Beneficiary designations previously filed shall be canceled. The Committee shall be entitled to rely on the last Beneficiary designation filed by the Participant and accepted by the Committee prior to the Participant's death. Notwithstanding the foregoing, no Beneficiary designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death.

(g)   **"Board"** shall mean the Board of Directors of Foot Locker.

(h) **"Cause"** shall mean, with respect to a Termination of a Participant other than a Nonemployee Director, (i) in the case where there is no employment agreement between the Company and the Participant, or where there is an employment agreement, but such agreement does not define cause (or words of like import), termination due to (A) a Participant's dishonesty, fraud, willful misconduct, misappropriation with regard to the Company or any of its subsidiaries or affiliates or any of their assets or businesses, (B) material insubordination or refusal to perform for any reason other than illness or incapacity or materially unsatisfactory performance of the Participant's duties for the Company, or (C) any violation of the Company's Code of Conduct or other material policies, or (ii) in the case where there is an employment agreement between the Company and the Participant, termination that is or would be deemed to be for cause (or words of like import) as defined under such employment agreement. With respect to a Termination of a Nonemployee Director, "cause" shall mean an act or failure to act that constitutes cause for removal of a director under applicable New York law.

(i) **"Change in Control"** shall mean the earliest to occur of the following:

(1) the consummation of a merger or consolidation of Foot Locker with, or the sale or disposition of all or substantially all of the assets of Foot Locker to, any Person other than (a) a merger or consolidation which would result in the voting securities of Foot Locker outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or parent entity) fifty percent (50%) or more of the combined voting power of the voting securities of Foot Locker or such surviving or parent entity outstanding immediately after such merger or consolidation; or (b) a merger or capitalization effected to implement a recapitalization of Foot Locker (or similar transaction) in which no Person is or becomes the beneficial owner, directly or indirectly (as determined under Rule 13d-3 promulgated under the Exchange Act), of securities representing more than the amounts set forth in (2) below;

(2) the acquisition of direct or indirect beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), in the aggregate, of securities of Foot Locker representing thirty-five percent (35%) or more of the total combined voting power of Foot Locker's then issued and outstanding voting securities by any Person (other than Foot Locker or any of its subsidiaries, any trustee or other fiduciary holding securities under any employee benefit plan of Foot Locker, or any company owned, directly or indirectly, by the shareholders of Foot Locker in substantially the same proportions as their ownership of Stock) acting in concert; or

(3) during any period of not more than twelve (12) months, individuals who at the beginning of such period constitute the Board, and any new director whose election by the Board or nomination for election by Foot Locker's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof.

Notwithstanding anything herein to the contrary, for Awards that are subject to Section 409A of the Code, the Committee may, in its sole discretion, prescribe in an applicable Award Agreement or other written agreement approved by the Committee, an alternative definition of "Change in Control" that is intended to satisfy the requirements of Section 409A of the Code and, to the extent required by Section 409A of the Code, provides that a Change in Control shall not be deemed to occur unless such event constitutes a "change in control event" within the meaning of Section 409A of the Code.

(j) **"Code"** shall mean the Internal Revenue Code of 1986, as amended.

(k) **"Committee"** shall mean the Human Capital and Compensation Committee of the Board, or a subcommittee thereof, appointed from time to time by the Board, which committee or subcommittee shall be intended to consist of two (2) or more non-employee directors, each of whom shall be a "non-employee director" as defined in Rule 16b-3, and an "independent director" as defined under Section 303A.02 of the NYSE Listed Company Manual or such other applicable stock exchange rule. If for any reason the appointed Committee does not meet the requirements of Rule 16b-3, such noncompliance shall not affect the validity of the awards, grants, interpretations or other actions of the Committee. With respect to the application of the Plan to Nonemployee Directors, the Committee shall defer to the Board. Notwithstanding the foregoing, if and to the extent that no Committee exists which has the authority to administer the Plan, the functions of the Committee shall be exercised by the Board and all references herein to the Committee shall be deemed to be references to the Board.

(l)   **"Deferral Agreement"** shall mean an irrevocable agreement entered into between a Nonemployee Director and the Company to authorize the Company to reduce the amount of the Nonemployee Director's Annual Retainer and credit the amount of such reduction to the Plan consistent with the requirements of Section 409A of the Code. A Deferral Agreement shall contain such provisions, consistent with the provisions of the Plan, as may be established from time to time by the Company or the Board, including without limitation:

    (1)   the dollar amount of the cash component and the stock component of the Annual Retainer to be deferred or the amount to be deferred in whole percentages;

    (2)   the amount of Deferred Annual Retainer to be credited to the Interest Account and to the Deferred Stock Unit Account;

    (3)   the form of payment in which the Nonemployee Director's distribution from his Deferred Stock Unit Account shall be distributed pursuant to Section 11(f); and

    (4)   any provisions which may be advisable to comply with applicable laws, regulations, rulings, or guidelines of any government authority.

    A Deferral Agreement, once made, shall be irrevocable in all respects. A Deferral Agreement may, to the extent permitted by the Board and by applicable law, be made by paper or electronic means.

(m)   **"Deferral Period"** shall mean, with regard to the Nonemployee Director's Deferred Annual Retainer for each Plan Year in which a Deferral Agreement is in effect, the period commencing upon the effective date of a deferral election and ending on date of the Participant's Termination.

(n)   **"Deferred Annual Retainer"** shall mean the amount of Annual Retainer deferred by a Nonemployee Director pursuant to Section 11.

(o)   **"Deferred Stock Unit"** shall mean a Stock Unit granted pursuant to Section 11 and that is deferred pursuant to Section 11.

(p)   **"Deferred Stock Unit Account"** shall mean an account established and maintained by the Company for each Nonemployee Director who receives Stock Units under the Plan.

(q)   **"Disability"** shall mean a disability which would qualify as such under Foot Locker's Long Term Disability Plan. Notwithstanding the foregoing, for Awards that are subject to Section 409A of the Code, Disability shall mean that a Participant is disabled within the meaning of Section 409A(a)(2)(C)(i) or (ii) of the Code.

(r)   **"Exchange Act"** shall mean the Securities Exchange Act of 1934, as amended.

(s)   **"Fair Market Value"** of a share of Stock shall mean, as of any date, the closing price of a share of such Stock as reported for such date on the New York Stock Exchange, or, if Stock was not traded on the New York Stock Exchange on such date, the "Fair Market Value" of a share of Stock as of such date shall be the closing price of a share of such Stock as reported on the prior day on which the Stock was traded on the New York Stock Exchange.

(t)   **"Good Reason"** shall mean, with respect to the Termination of a Participant other than a Nonemployee Director, a termination due to "good reason" (or words of like import), as specifically provided in an employment agreement between the Company and the Participant.

(u)   **"Incentive Stock Option"** shall mean an Option that meets the requirements of Section 422 of the Code, or any successor provision, and that is designated by the Committee as an Incentive Stock Option.

(v)   **"Interest Account"** shall mean a hypothetical investment account bearing interest at the rate of one hundred and twenty percent (120%) of the applicable federal long-term rate, compounded annually, and set as of the first day of each Plan Year.

(w)   **"Key Employee"** shall mean a Participant who is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code, and as determined in accordance with the rules and procedures specified by the Committee in accordance with the requirements of Section 409A of the Code.

(x)   **"Nonemployee Director"** shall mean a member of the Board who is not an employee of the Company or any subsidiary or affiliate of the Company.

(y)   **"Non-Qualified Stock Option"** shall mean an Option other than an Incentive Stock Option.

(z)   **"Option"** shall mean the right, granted pursuant to the Plan, of a holder to purchase shares of Stock under Sections 6 and 7 hereof at a price and upon the terms to be specified by the Committee.

(aa)   **"Other Stock-Based Award"** shall mean an award, granted pursuant to the Plan, that is valued in whole or in part by reference to, or is payable in or otherwise based on Stock.

(bb)   **"Participant"** shall mean an officer or other employee of the Company who is, pursuant to Section 4 of the Plan, selected to participate herein, or a Nonemployee Director.

(cc)   **"Plan"** shall mean the Foot Locker 2007 Stock Incentive Plan (Amended and Restated as of March 22, 2023).

(dd)   **"Plan Year"** shall mean, for purposes of Section 11 hereof, the calendar year.

(ee)   **"Restricted Stock"** shall mean any shares of Stock issued to a Participant, without payment to the Company to the extent permitted by applicable law, pursuant to Section 8(b).

(ff)   **"Restricted Stock Unit"** shall mean the right, granted pursuant to Section 8(c) of the Plan, to receive a number of shares of Stock subject to certain restrictions, which may include performance-based restrictions, that lapse at the end of a specified period or periods.

(gg)   **"Restricted Period"** shall have the meaning set forth in Section 8(a).

(hh)   **"Retirement"** shall mean: (A) the Termination of a Participant other than a Nonemployee Director, if at the time of such Termination, (i) the Participant has at least five (5) years of continuous service with the Company (measured from the Participant's most recent first day of employment with the Company), and (ii) the Participant has attained age fifty-five (55); or (B) the Termination of a Nonemployee Director pursuant to Foot Locker's retirement policy for directors or, with the consent of the Board, after the Director attains age 65.

(ii)   **"Rule 16b-3"** shall mean Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provisions.

(jj)   **"SAR"** shall mean a tandem or freestanding stock appreciation right, granted to a Participant under Section 6(a)(7) or 6(b), as the case may be, to be paid an amount measured by the appreciation in the Fair Market Value of Stock from the date of grant to the date of exercise of the right.

(kk)   **"Stock"** shall mean shares of common stock, par value $.01 per share, of Foot Locker.

(ll)   **"Stock Payment Date"** shall mean July 1 (or if such date is not a business day, the next succeeding business day) in any calendar year.

(mm)   **"Stock Unit"** shall mean the equivalent of one share of Stock granted to a Nonemployee Director pursuant to Section 11.

(nn)   **"Ten Percent Shareholder"** shall mean a Participant who, at the time an Incentive Stock Option is to be granted to such Participant, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or a parent corporation or subsidiary corporation within the meaning of Code Sections 424(e) or 424(f), respectively.

(oo)   **"Termination"** shall mean: (1) a termination of service for reasons other than a military or personal leave of absence granted by the Company or a transfer of a Participant from or among the Company and a parent corporation or subsidiary corporation, as defined under Code Sections 424(e) or 424(f), respectively, or (2) when a subsidiary, which is employing a Participant, ceases to be a subsidiary corporation, as defined under Section 424(f) of the Code. Notwithstanding the foregoing, with respect to any Award or amount subject to the requirements of Section 409A of the Code, a Termination will not occur until the Participant has a "separation from service" within the meaning of Section 409A of the Code. Notwithstanding anything herein to the contrary, unless otherwise specified in an employment agreement or other agreement, a Termination will not occur until the Participant is no longer an officer, employee and Nonemployee Director.

(pp)   **"Transfer"** or **"Transferred"** or **"Transferable"** shall mean anticipate, alienate, attach, sell, assign, pledge, encumber, charge, hypothecate or otherwise transfer.

(qq)   **"Valuation"** shall mean valuation of a Deferred Stock Unit based on changes in the Fair Market Value of the Stock, as determined by the Board or the Committee pursuant to the Plan.

(rr)   **"Valuation Date"** shall mean the day of any Plan Year on which a Nonemployee Director's Deferral Period ends.

3. *Administration.*

(a)   **The Committee.** The Plan shall be administered and interpreted by the Committee. The Committee shall have the authority in its sole discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to grant Awards; to determine the persons to whom and the time or times at which Awards shall be granted; to determine the type and number of Awards to be granted and the number of shares of Stock to which an Award may relate; to determine the terms, conditions, restrictions and performance criteria, not inconsistent with the terms of the Plan, relating to any Award (including, but not limited to, the share price, any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture or waiver thereof, based on such factors, if any, as the Committee shall determine in its sole discretion); to determine whether, to what extent and under what circumstances grants of Awards are to operate on a tandem basis and/or in conjunction with or apart from other awards made by the Company outside the Plan; to determine whether, to what extent and under what circumstances an Award may be settled, cancelled, forfeited, exchanged or surrendered (provided that in no event shall the foregoing be construed to permit the repricing of an Option or SAR (whether by amendment, cancellation and regrant or otherwise) to a lower exercise price); to make adjustments in recognition of unusual or non-recurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations, or accounting principles; to construe and interpret the Plan and any Award; to determine whether to require, as a condition of the granting of any Award, a Participant to not sell or otherwise dispose of Stock acquired pursuant to the exercise of an Option or Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Option or Award; to prescribe, amend and rescind rules and regulations relating to the Plan; to determine the terms and provisions of Award Agreements; and to make all other determinations deemed necessary or advisable for the administration of the Plan.

Subject to Section 12(f) hereof, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its administrative responsibilities, as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. To the extent permitted by applicable law or the rules of any securities exchange or automated quotation system on which the shares of Stock are listed, quoted or traded, the Board or Committee may from time to time delegate to a committee of one or more members of the Board the authority to grant or amend Awards or to take other administrative actions pursuant to this Section 3; provided, however, that in no event shall such individuals be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act or (b) officers of the Company (or Non-Employee Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under applicable securities laws or the rules of any securities exchange or automated quotation system on which the shares of Stock are listed, quoted or traded. Any delegation hereunder shall be subject to the restrictions and limits that the Board of Directors or Committee specifies at the time of such delegation, and the Board of Directors or Committee, as the case may be, may at any time rescind the authority so delegated or appoint a new delegatee.

The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to carry the Plan into effect but only to the extent any such action would be permitted under the applicable provisions of Rule 16b-3. The Committee may adopt special guidelines for persons who are residing in, or subject to taxes of, countries other than the United States to comply with applicable tax and securities laws.

The Committee may appoint a chairperson and a secretary and may make such rules and regulations for the conduct of its business as it shall deem advisable, and shall keep minutes of its meetings. All determinations of the Committee shall be made by a majority of its members either present in person or participating by conference telephone at a meeting or by written consent. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. All decisions, determinations and interpretations of the Committee shall be final, conclusive and binding on all persons, including the Company, the Participant (or any person claiming any rights under the Plan from or through any Participant) and any shareholder.

The Company, the Board or the Committee may consult with legal counsel, who may be counsel for the Company or other counsel, with respect to its obligations or duties hereunder, or with respect to any action or proceeding or any question of law, and shall not be liable with respect to any action taken or omitted by it in good faith pursuant to the advice of such counsel.

(b)   **Designation of Consultants/Liability.** The Committee may designate employees of the Company and professional advisors to assist the Committee in the administration of the Plan and may grant authority to employees to execute agreements or other documents on behalf of the Committee.

The Committee may employ such legal counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred by the Committee or Board in the engagement of any such counsel, consultant or agent shall be paid by the Company. The Committee, its members and any person designated pursuant to this Section 3(b) shall not be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by applicable law, no current or former officer of the Company or current or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted hereunder. To the maximum extent permitted by applicable law and the Certificate of Incorporation and By-Laws of the Company and to the extent not covered by insurance, each current or former officer and each current or former member of the Committee or of the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Company) or liability (including any sum paid in settlement of a claim with the approval of the Company), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the Plan, except to the extent arising out of such officer's, member's or former member's own fraud or bad faith. Such indemnification shall be in addition to any rights of indemnification the current and former officers and current and former members of the Committee and of the Board may have under applicable law or under the Certificate of Incorporation or By-Laws of the Company or Subsidiary. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to him or her under the Plan.

4. *Eligibility.*

Awards may be granted to officers, other employees, and Nonemployee Directors of the Company in the sole discretion of the Committee. In determining the persons to whom Awards shall be granted and the type of Award, the Committee shall take into account such factors as the Committee shall deem relevant in connection with accomplishing the purposes of the Plan. Notwithstanding the foregoing, Incentive Stock Options may not be granted to Nonemployee Directors.

5. *Stock Subject to the Plan; Limitation on Grants.*

(a)　The maximum number of shares of Stock reserved for issuance pursuant to the Plan or with respect to which Awards may be granted following the Effective Date shall be 13,950,694 shares, including the number of shares of Stock that remain available for issuance under the Plan as of the Effective Date (3,650,694 shares of Stock), subject to adjustment as provided herein. Such shares may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. Any Awards that are full value awards shall be counted against this limit as two and one-half (2.5) shares for every one share granted; provided, however, that the foregoing shall not apply to payments made to Nonemployee Directors in connection with their Annual Retainer in Stock in accordance with Section 10 or Deferred Stock Units pursuant to Section 11 (collectively, "Director Awards"), in which case each share subject to Director Awards shall be counted against this limit as one share for every one share granted. If any shares subject to an Award are forfeited, cancelled, exchanged or surrendered, or if an Award otherwise terminates or expires without a distribution of shares to the Participant, the shares of Stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan. Notwithstanding the foregoing, if Awards (other than Director Awards) that are full value awards are forfeited, cancelled, exchanged or surrendered, or if such an Award otherwise terminates or expires without a distribution of shares to the Participant, two and one-half (2.5) shares of Stock with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan. The number of shares of Stock available for the purpose of Awards under the Plan shall be reduced by: (i) the total number of Options or SARs exercised, regardless of whether any of the shares of Stock underlying such Awards are not actually issued to the Participant as the result of a net settlement; and (ii) any shares of Stock used to pay any purchase price, exercise price or tax withholding obligation with respect to any Award, and none of such shares shall be available for the issuance of subsequent Awards under the Plan. In addition, the Company may not use the cash proceeds it receives from Option exercises to repurchase shares of Stock on the open market for reuse under the Plan. Awards that may be settled solely in cash shall not be deemed to use any shares of Stock which may be issued under the Plan. Notwithstanding any provision of the Plan to the contrary, if authorized but previously unissued shares of Stock are issued under the Plan, such shares shall not be issued for a consideration which is less than as permitted by applicable law.

(b)　With respect to Incentive Stock Options, the maximum number of shares of Stock that may be issued pursuant to Incentive Stock Options shall not exceed one million five hundred thousand (1,500,000) shares (subject to any adjustment as provided herein) during the term of the Plan following the Effective Date.

(c)　In connection with service as a Non-Employee Director of the Company, no Participant who is a Non-Employee director shall be granted Awards during any calendar year that, when aggregated with such Non-Employee director's cash fees with respect to such calendar year, exceed six hundred thousand dollars ($600,000) in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for the Company's financial reporting purposes).

(d)　The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the shareholders of Foot Locker to make or authorize any adjustment, recapitalization, reorganization or other change in Foot Locker's capital structure or its business, any merger or consolidation of the Company or any part thereof, any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting Stock, the dissolution or liquidation of the Company or any part thereof, any sale or transfer of all or part of its assets or business or any other corporate act or proceeding.

(e)　In the event of any dividend or other distribution (whether in the form of cash, Stock or other property), recapitalization, Stock split, reverse Stock split, reorganization, merger, subdivision, consolidation, spin-off, spin-out, combination, repurchase, or share exchange, reclassification of any capital stock, issuance of warrants or options to purchase Stock or securities convertible into Stock, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, the Committee shall in good faith make such equitable changes or adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares of Stock, cash or other property which may thereafter be issued in connection with Awards, (ii) the number and kind of shares of Stock, cash or other property issued or issuable in respect of outstanding Awards, and (iii) the exercise price, grant price or purchase price relating to any Award; provided that, with respect to Incentive Stock Options, such adjustment shall be made in accordance with Section 424 of the Code; and provided, further, that, with respect to Non-Qualified Stock Options, such adjustment shall be made in accordance with Treasury Regulation § 1.409A-1.

(f)   Fractional shares of Stock resulting from any adjustment in Options and other Awards pursuant to Section 5(e) shall be aggregated until, and eliminated at, the time of exercise by rounding down for fractions less than one half (1/2) and rounding up for fractions equal to or greater than one half (1/2). No cash settlements shall be made with respect to fractional shares of Stock eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

(g)   If a company acquired by the Company or any subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of the pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio used in such acquisition or combination to determine the relative value of the acquired company's stock or to determine the consideration payable to the holders of common stock of the acquired company) shall be assumed by the Plan, may be used for Awards under the Plan and shall not reduce the shares of Stock authorized for grant under the Plan. Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, and shall only be made to individuals who were not employees or non-employee directors of the Company prior to such acquisition or combination.

(h)   Any Award granted after the Effective Date shall be subject to a minimum vesting period of not less than one year from the date such award is granted; provided, however, that the foregoing minimum vesting period shall not apply in connection with (a) a Change in Control, (b) a Participant's Termination, (c) Awards granted in substitution or exchange for an Award, so long as such substitute or exchange does not reduce the vesting period of the Award being replaced, (d) Awards granted to Nonemployee Directors of the Company at any annual shareholder meeting, provided that such Awards will vest on the date of the next annual shareholder meeting, and provided further that the interval in between such annual general meetings shall not be less than 50 weeks, or (e) Awards which in the aggregate cover a number of shares of Stock not to exceed five percent (5%) of the total number of shares of Stock available for issuance under the Plan as of the Effective Date, as described in Section 5(a) hereof.

6.   *Stock Option and SAR Program for Participants other than Nonemployee Directors.*

No Option or freestanding SAR shall be granted to a Nonemployee Director pursuant to this Section 6. Each Option or freestanding SAR granted pursuant to this Section 6 shall be evidenced by an Award Agreement, in such form and containing such terms and conditions as the Committee shall from time to time approve, which Award Agreement shall comply with and be subject to the following terms and conditions, as applicable:

(a)   **Stock Options**.

(1)   **Number of Shares.** Each Award Agreement shall state the number of shares of Stock to which the Option relates.

(2)   **Type of Option.** Each Award Agreement shall specifically state that the Option constitutes an Incentive Stock Option or a Non-Qualified Stock Option. To the extent that any Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of exercise or otherwise), such Option or portion thereof which does not qualify, shall constitute a separate Non-Qualified Stock Option.

(3)   **Option Price.** Except as set forth in Section 6(a)(8)(ii) herein relating to Incentive Stock Options granted to a Ten Percent Shareholder, each Award Agreement shall state the Option price, which shall not be less than one hundred percent (100%) of the Fair Market Value of the shares of Stock covered by the Option on the date of grant. The Option price shall be subject to adjustment as provided in Section 5 hereof. The date on which the Committee adopts a resolution expressly granting an option shall be considered the date on which such Option is granted.

(4)   **Method and time of Payment.** The Option price shall be payable upon exercise, as follows: (i) in cash or by check, bank draft or money order payable to the order of Foot Locker, (ii) a cashless exercise through a broker (in accordance with a methodology determined by the Committee and consistent with the Sarbanes-Oxley Act of 2002 and any other applicable law), (iii) in shares of Stock by means of a Stock Swap (as described below), or (iv) in a combination of cash and Stock. Options may contain provisions permitting the use of shares of Stock to exercise and settle an Option ("Stock Swaps"). With respect to Stock Swaps, shares of Stock that are used to exercise and settle an Option shall (i) be free and clear of any liens and encumbrances, (ii) be valued at the Fair Market Value on the date of exercise, and (iii) be on such other terms and conditions as may be acceptable to the Committee.

(5)   **Term and Exercisability of Options.** Each Award Agreement shall provide that each Option shall become exercisable in substantially equal annual installments over a three-year period, beginning with the first anniversary of the date of grant of

the Option, unless the Committee prescribes an exercise schedule of shorter or longer duration. Except as set forth in Section 6(a)(8)(ii) herein, the exercise period shall be ten (10) years from the date of the grant of the Option or such shorter period as is determined by the Committee. The exercise period shall be subject to earlier termination as provided in Section 6(a)(6) hereof. An Option may be exercised, as to any or all full shares of Stock as to which the Option has become exercisable, by written notice delivered in person or by mail to the Secretary of Foot Locker, specifying the number of shares of Stock with respect to which the Option is being exercised. For purposes of the preceding sentence, the date of exercise will be deemed to be the date upon which the Secretary of Foot Locker receives such notification.

(6) **Termination.** Unless otherwise determined by the Committee at grant (or, if no rights of the Participant are reduced, thereafter), upon a Participant's Termination, Options granted to such Participant prior to such Termination shall remain exercisable following the effective date of such Termination as follows:

(i) **Cause.** If a Participant's Termination is for Cause, all Options granted to such Participant shall be cancelled as of the effective date of such Termination.

(ii) **Retirement, Termination for Good Reason or Disability.** Upon a Participant's Retirement, Termination for Good Reason or Disability, all Options granted to such Participant that are "deemed exercisable" (as defined in the following sentence) on the effective date of such Participant's Retirement, Termination for Good Reason or Disability shall remain exercisable for a period of three (3) years following such effective date (or for such longer period as may be prescribed by the Committee, but in no event beyond the expiration date of such Option). Those Options that are "deemed exercisable" on and after the effective date of a Participant's Retirement, Termination for Good Reason or Disability, as provided above, shall consist of all unexercised Options (or portions thereof) that are immediately exercisable on such date plus those Options (or portions thereof) that would have become exercisable had such Participant not retired or had his employment not terminated until after the next succeeding anniversary of the date of grant of each such Option.

(iii) **Other Terminations of Employment.** If a Participant's Termination by the Company is for any reason other than those described in subsections (i) or (ii) above, his "deemed exercisable" Options, which, for purposes of this subsection, shall mean all Options (or portions thereof) granted to such Participant that are immediately exercisable on the effective date of such Termination shall remain exercisable as follows: (A) if such Participant has ten (10) or more years of service with the Company, such period of service to be determined as of such effective date of termination, for a period of one year from the effective date of such Termination (or for such longer period as may be prescribed by the Committee, but in no event beyond the expiration date of such Option), or (B) if a Participant has less than ten (10) years of service with the Company, for a period of three (3) months from the effective date of such Termination (or for such longer period as may be prescribed by the Committee, but in no event beyond the expiration date of such Option).

(iv) **Death.**

(A) If a Participant dies during the applicable Option exercise period following the effective date of his Retirement, Disability or other Termination, as described in subsections (ii) or (iii) above, his Beneficiary shall have a period expiring on the date one year from the date of his death (or for such longer period as may be prescribed by the Committee, but in no event beyond the expiration date of such Option) within which to exercise his "deemed exercisable" Options, as described in such applicable subsection.

(B) If a Participant dies while employed by the Company, his Beneficiary shall have a period expiring on the date one year from the date of his death (or for such longer period as may be prescribed by the Committee, but in no event beyond the expiration date of such Option) within which to exercise his "deemed exercisable" Options, which shall consist of all unexercised Options (or portions thereof) that are immediately exercisable on such date of death plus those Options (or portions thereof) that would have become exercisable had such Participant not died until after the next succeeding anniversary of the date of grant of each such Option.

(7) **Incentive Stock Options.** Options granted as Incentive Stock Options shall be subject to the following special terms and conditions, in addition to the general terms and conditions specified in this Section 6.

(i) **Value of Shares.** The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of Stock with respect to which Incentive Stock Options granted under the Plan and all other Plans of the Company become exercisable for the first time by each Participant during any calendar year shall not exceed one hundred thousand dollars ($100,000). To the extent that such aggregate Fair Market Value exceeds such one hundred thousand dollars ($100,000) limitation, such Options shall be treated as Options which are not Incentive Stock Options and shall be treated as Non-Qualified Stock Options.

(ii)   **Ten Percent Shareholder.** In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, (x) the Option Price shall not be less than one hundred ten percent (110%) of the Fair Market Value of the shares of Stock on the date of grant of such Incentive Stock Option, and (y) the exercise period shall not exceed five (5) years from the date of grant of such Incentive Stock Option.

(iii)   **Exercise Following Termination.** If an Eligible Employee does not remain employed by the Company, any parent corporation or subsidiary corporation (within the meaning of Code Sections 424(e) and 424(f), respectively) at all times from the time the Option is granted until three (3) months prior to the date of exercise (or such other period as required by applicable law), such Option shall be treated as a Non-Qualified Stock Option.

(iv)   Should either (i), (ii) or (iii) above not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the shareholders of Foot Locker.

(b)   **Stock Appreciation Rights.**

The Committee shall have authority to grant an SAR. SARs shall be subject to the following terms and conditions:

(1)   **Number of Shares.** Each Award Agreement relating to SARs shall state the number of shares of Stock to which the SARs relate.

(2)   **Exercise Price.** Each Award Agreement shall state the exercise price, which shall not be less than one hundred percent (100%) of the Fair Market Value of the shares of Stock (to which the freestanding SARs relate) on the date of grant. The exercise price shall be subject to adjustment as provided in Section 5 hereof.

(3)   **Term and Exercisability of SARs.** Each Award Agreement shall provide the exercise schedule for the SAR as determined by the Committee. The exercise period shall be ten (10) years from the date of the grant of the freestanding SAR or such shorter period as is determined by the Committee. The exercise period shall be subject to earlier termination as provided in paragraph (b)(7) hereof. An SAR may be exercised, as to any or all full shares of Stock as to which the SAR has become exercisable, by written notice delivered in person or by mail to the Secretary of Foot Locker, specifying the number of shares of Stock with respect to which the SAR is being exercised. For purposes of the preceding sentence, the date of exercise will be deemed to be the date upon which the Secretary of Foot Locker receives such notification.

(4)   **Payment.** An SAR shall entitle the holder thereof, upon exercise of the SAR or any portion thereof, to receive payment of an amount computed pursuant to paragraph (5) below.

(5)   **Amount Payable.** Upon the exercise of an SAR, the Participant shall be entitled to receive an amount determined by multiplying (i) the excess of the Fair Market Value of a share of Stock on the date of exercise of such SAR over the exercise price of such SAR, by (ii) the number of shares of Stock as to which such SAR is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any SAR by including such a limit at the time it is granted.

(6)   **Form of Payment.** Payment of the amount determined under paragraph (5) above may be made solely in whole shares of Stock in a number determined based upon their Fair Market Value on the date of exercise of the freestanding SAR or, alternatively, at the sole discretion of the Committee, solely in cash, or in a combination of cash and shares of Stock as the Committee deems advisable.

(7)   **Termination.** The terms and conditions set forth in Section 6(a)(6) hereof, relating to exercisability of Options in the event of Termination with the Company, shall apply equally with respect to the exercisability of any SARs following Termination.

(c)   **No Rights to Dividends or Dividend Equivalents.** Except as set forth in Section 5 hereof (relating to certain adjustments), a Participant shall have none of the rights of a shareholder (including the right to vote shares), and no dividends will be paid with respect to any Option or SAR, in each case prior to the date such Option or SAR is exercised and settled.

7. *Stock Option Grants to Nonemployee Directors.*

(a)   **Number of Shares.**

(1)   Options shall be granted to Nonemployee Directors at such times, in such amounts and subject to such terms as may be determined by the Board in its sole discretion.

(2)   In no event shall any Nonemployee Director receive more than one Option grant under the Plan in any fiscal year.

(b)   **Type of Option.** Each Award Agreement granted to a Nonemployee Director under this Section 7 shall state that the Option constitutes a Non-Qualified Stock Option not intended to qualify under Section 422 of the Code and shall have the following terms and conditions:

(1)   **Option Price.** Each Award Agreement shall state the Option price, which shall not be less than one hundred percent (100%) of the Fair Market Value of the shares of Stock covered by the Option on the date of grant.

(2)   **Method and Time of Payment.** The Option price shall be paid in full, at the time of exercise, as follows: (i) in cash or by check, bank draft or money order payable to the order of Foot Locker, (ii) a cashless exercise through a broker (in accordance with a methodology determined by the Committee and consistent with the Sarbanes-Oxley Act of 2002 and any other applicable law), (iii) in shares of Stock by means of a Stock Swap, or (iv) in a combination of cash and Stock.

(3)   **Term and Exercisability of Options.** Unless otherwise specified in the applicable Award Agreement, Options granted to Nonemployee Directors shall fully vest one year following the date of grant, provided that the holder of such Option is a Nonemployee Director on such date. Options shall be exercisable until the earlier of ten years from the date of grant or the expiration of the one-year period following the date of Termination as provided in Section 7(b)(4).

(4)   **Termination.** If a Nonemployee Director's Termination is for Cause, all Options granted to such Nonemployee Director shall be cancelled as of the effective date of such Termination. Upon Termination other than for Cause, all outstanding Options held by such Nonemployee Director, to the extent then exercisable, shall be exercisable in whole or in part for a period of one year from the date of Termination. If a Nonemployee Director's Termination is by reason of death, all Options, to the extent exercisable, shall remain exercisable by the Nonemployee Director's Beneficiary for a period of one year following the Nonemployee Director's date of death. In no event, however, shall any Option be exercisable beyond ten years from its date of grant.

8. *Restricted Stock and Restricted Stock Units.*

Awards granted pursuant to this Section 8 shall be evidenced by an Award Agreement in such form as the Committee shall from time to time approve and the terms and conditions of such Awards shall be set forth therein. Shares of Restricted Stock and grants of Restricted Stock Units may be issued either alone or in addition to other Awards granted under the Plan.

(a)   **General.** Restricted Stock and Restricted Stock Units may be issued under the Plan. The Committee shall determine the eligible persons to whom, and the time or times at which, Restricted Stock or Restricted Stock Units shall be made; the number of shares of Stock to be subject to the Award; the price, if any, to be paid by the Participant for the acquisition of Restricted Stock; the period of time prior to which Restricted Stock or Restricted Stock Units become vested and the underlying Stock becomes free of restrictions on Transfer (the "Restricted Period"); and all other conditions applicable to the Restricted Stock and Restricted Stock Units. If the restrictions, Performance Goals and/or conditions established by the Committee are not attained, a Participant shall forfeit the Participant's Restricted Stock or Restricted Stock Units, in accordance with the terms of the grant. The provisions of Restricted Stock or Restricted Stock Units need not be the same with respect to each Participant. The Committee may condition the grant or vesting of Restricted Stock upon the attainment of specified performance goals (including without limitation, the Performance Goals set forth in Exhibit A hereto) or such other factors as the Committee may determine in its sole discretion.

(b)   **Restricted Stock.** The prospective Participant selected to receive Restricted Stock shall not have any rights with respect to such Award, unless and until such Participant has delivered a fully executed copy of the Award Agreement to the Company and has otherwise complied with the applicable terms and conditions of such Award. Further, such Award shall be subject to the following conditions:

(1)   **Purchase Price**. Subject to the last sentence of Section 5(a), the purchase price for shares of Restricted Stock may be less than their par value and may be zero, to the extent permitted by applicable law.

(2)   **Legend.** Upon an Award of Restricted Stock, no share certificates shall be issued. Each share of Restricted Stock shall be subject to an appropriate legend referring to the terms, conditions and restrictions applicable to such Award, substantially in the following form:

"The anticipation, alienation, attachment, sale, transfer, assignment, pledge, encumbrance or charge of the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Foot Locker (the "Company") 2007 Stock Incentive Plan (Amended and Restated as of March 22, 2023) and an Agreement entered into between the registered owner and the Company dated _____. Copies of such Plan and Agreement are on file at the principal office of the Company."

The Company may determine in its sole discretion, to evidence such shares of Restricted Stock by uncertificated book entry. If and when the Restricted Period expires without a prior forfeiture of the Restricted Stock subject to such Restricted Period, the shares shall be issued in uncertificated form. All legends shall be removed at the time of issuance to the Participant, except as otherwise required by applicable law or other limitations imposed by the Committee.

(3) **Restrictions.** During the Restricted Period, shares of Restricted Stock may not be sold, assigned, Transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, as set forth in the Award Agreement and such Award Agreement shall set forth a vesting schedule and any events which would accelerate vesting of the shares of Restricted Stock, subject to Section 5(h). Any attempt to dispose of any such shares of Stock in contravention of such restrictions shall be null and void and without effect.

(4) **Forfeiture.** Subject to such exceptions as may be determined by the Committee, if the Participant's continuous employment with the Company shall terminate for any reason prior to the expiration of the Restricted Period of an Award, or to the extent any performance goals for the Restricted Period are not met, any shares of Stock remaining subject to restrictions shall thereupon be forfeited by the Participant and Transferred to, and reacquired by, Foot Locker at no cost to Foot Locker.

(5) **Ownership.** Except to the extent otherwise set forth in the Award Agreement, during the Restricted Period the Participant shall possess all incidents of ownership of such shares, subject to Section 8(c)(5), including the right to receive dividends (subject to the requirements below) with respect to such shares and to vote such shares and, subject to and conditioned upon the full vesting of shares of Restricted Stock, the right to tender such shares. Dividends declared on the Stock, shall be credited as of dividend payment dates with respect to dividends with record dates that occur during the Restricted Period, as determined by the Committee in its sole discretion. Such dividends shall be converted to additional Stock by such formula and at such time and subject to such restrictions and limitations as may be determined by the Committee in its sole discretion. Any dividend or dividend equivalent awarded hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as the underlying Awards and shall only become payable if (and to the extent) the underlying Awards vest.

(c) **Restricted Stock Units.**

(1) **Form of Payment.** Notwithstanding anything in the Plan to the contrary, at the expiration of the Restricted Period, shares of Stock in uncertificated form (or cash, solely to the extent specified in an Award Agreement), shall promptly be issued to the Participant, unless otherwise deferred in accordance with procedures established by the Company in accordance with Section 409A of the Code, and such issuance or payment shall in any event be made no later than the 15th day of the third month of the fiscal year following the fiscal year of vesting or within such other period as is required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code.

(2) **Restrictions.** Subject to Section 5(h) hereof, the Award Agreement may provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as set forth in the Award Agreement.

(3) **Forfeiture.** Subject to such exceptions as may be determined by the Committee, if the Participant's continuous employment with the Company shall terminate for any reason prior to the expiration of the Restricted Period of an Award, or to the extent any goals for the Restricted Period are not met, any Restricted Stock Units remaining subject to restrictions shall thereupon be forfeited by the Participant.

(4) **No Rights of a Shareholder.** The Participant shall generally not have the rights of a shareholder with respect to shares of Stock subject to Restricted Stock Units during the Restricted Period; provided, however, that, subject to Section 409A of the Code, an amount equal to any dividends declared during the Restricted Period with respect to the number of shares of Stock covered by Restricted Stock Units may, to the extent set forth in an Award Agreement, be provided to the Participant at the time (and to the extent) that shares of Stock in respect of the related Restricted Stock Units are delivered to the Participant. Such dividends or dividend equivalents shall be converted to additional Restricted Stock Units by such formula and at such time and subject to such restrictions and limitations as may be determined by the Committee in its sole discretion. For the avoidance of doubt, any dividend or dividend equivalent awarded hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as the underlying Awards and shall only become payable if (and to the extent) the underlying Awards vest.

9. *Other Stock-Based Awards.*

(a) **Other Awards.** Other Awards of Stock and other Awards that are valued in whole or in part by reference to, or are payable in or otherwise based on, Stock ("Other Stock-Based Awards"), including, without limitation, Awards valued by reference to performance of a subsidiary, may be granted either alone or in addition to or in tandem with Options, SARs, Restricted Stock or Restricted Stock Units.

Subject to the provisions of the Plan, the Committee shall have authority to determine the persons to whom and the time or times at which such Awards shall be made, the number of shares of Stock to be awarded pursuant to such Awards, and all other conditions of the Awards. The Committee may also provide for the grant of Stock under such Awards upon the completion of a specified performance goal or period.

The Committee may condition the grant or vesting of Other Stock-Based Awards upon the attainment of specified Performance Goals set forth on Exhibit A as the Committee may determine in its sole discretion.

(b) **Terms and Conditions.** Other Stock-Based Awards made pursuant to this Section 9 shall be subject to the following terms and conditions:

(1) **Dividends and Dividend Equivalents.** Dividends or dividend equivalents may be granted by the Committee based on dividends declared on the Stock, to be credited as of dividend payment dates with respect to dividends with record dates that occur during the period between the date an Other Stock-Based Award is granted to a Participant and the date such Award vests or is distributed, as determined by the Committee in its sole discretion. Such dividends or dividend equivalents shall be converted to cash or additional Stock by such formula and at such time and subject to such restrictions and limitations as may be determined by the Committee in its sole discretion. Any dividend or dividend equivalent awarded hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as the underlying Awards and shall only become payable if (and to the extent) the underlying Awards vest. In the event that such dividend or dividend equivalent constitutes a non-qualified deferred compensation arrangement under Section 409A of the Code, it is intended that such dividend or dividend equivalent arrangement complies with Section 409A of the Code.

(2) **Vesting.** Any Award under this Section 9 and any Stock covered by any such Other Stock-Based Award shall vest or be forfeited to the extent so provided in the Award Agreement, as determined by the Committee, in its sole discretion, subject to Section 5(h).

(3) **Price.** Stock issued on a bonus basis under this Section 9 may be issued for no cash consideration; Stock purchased pursuant to a purchase right awarded under this Section shall be priced as determined by the Committee, provided that any Other Stock-Based Award for which the value thereof is based solely on the appreciation of the Stock shall be priced at the Fair Market Value of the Stock on the date of grant.

(4) **Term of Certain Awards.** The term of any Other Stock-Based Award that is based solely on the appreciation of Stock shall be fixed by the Committee, provided that no such Other Stock-Based Award shall be exercisable more than ten (10) years after the date of grant.

10. *Payment of Nonemployee Director's Annual Retainer in Stock.*

(a) **Mandatory Portion.** For each calendar year commencing with the calendar year beginning January 1, 2007, each Nonemployee Director who is a director of the Company on or before the date of an annual meeting of shareholders in any calendar year shall receive a whole number of shares of Stock equal in value to 50 percent of the Nonemployee Director's Annual Retainer payable for services as a director during such calendar year in lieu of payment of such percentage of such director's Annual Retainer in cash. Such shares shall be issued to each such Nonemployee Director on the Stock Payment Date, unless deferred in accordance with the provisions of Section 11. Each such share of Stock shall be valued at the Fair Market Value on the last business day preceding the Stock Payment Date. Notwithstanding any other provision herein, the value of fractional shares shall be paid to the Nonemployee Director in cash.

(b) **Elective Portion.** For each calendar year commencing with the calendar year beginning January 1, 2007, each person who will be a Nonemployee Director on January 1 of such year may elect to receive, in addition to the mandatory stock portion of the Director's Annual Retainer provided under (a) above, a whole number of shares of Stock equal in value (based on the Fair Market Value on the last business day preceding the Stock Payment Date) of up to the remaining 50 percent of the Director's Annual Retainer in lieu of payment of such percentage in cash so that, if such election is exercised in full, 100 percent of the Director's Annual Retainer would be paid in shares of Stock. Such election may be made in incremental amounts of five percent of the total Annual Retainer. Such shares shall be delivered to each Nonemployee Director on the Stock Payment Date. Notwithstanding any other provision herein, the value of fractional shares shall be paid to the Nonemployee Director in cash. Any such election shall be irrevocable and shall be made in writing no later than December 31 of the year preceding such year. Any such elections made by Nonemployee Directors under any prior plan of the Company for the calendar year beginning January 1, 2007 shall remain in effect under the Plan.

11. *Deferral of Nonemployee Director's Annual Retainer.*

(a) **Deferral Election.** During the term of the Plan, a Nonemployee Director may elect to defer all or any specified portion of the cash component of the Director's Annual Retainer, including, without limitation, all cash fees, cash committee fees, committee chair fees and chairman/lead director fees, in the form of Deferred Stock Units or to have such amounts placed in an Interest Account. During the term of the Plan, a Nonemployee Director may also elect to defer all or part of the stock component (which may include all Award types hereunder other than Incentive Stock Options) of the Director's Annual Retainer in the form of Deferred Stock Units. A Nonemployee Director's election to defer the Director's Annual Retainer hereunder pursuant to a Deferral Agreement is irrevocable and is valid only for the Plan Year following the election. If no new Deferral Agreement is timely executed and delivered with respect to any subsequent Plan Year, the Annual Retainer earned in such Plan Year shall not be deferred under the Plan. Once a Nonemployee Director designates the allocation of the Director's Deferred Annual Retainer, the Nonemployee Director may not change the allocation. Any election made by a Nonemployee Director during 2006 to defer all or any portion of the Director's 2007 Annual Retainer made under the Foot Locker 2002 Directors Stock Plan shall be transferred to the Plan and shall be governed by the terms of such deferral agreement.

(b) **Timing and Manner of Deferral.** Any election to defer all or a portion of the Annual Retainer, as provided in this Section 11, shall be made by the Nonemployee Director in writing on a Deferral Agreement and provided to the Secretary of the Company on or before the December 31 preceding the Plan Year in which the Annual Retainer is earned, and shall apply on a pro rata basis with respect to the entire amount of the Annual Retainer earned for such Plan Year, whenever payable. Any such election made by December 31 shall become effective on the following January 1.

(c) **Book Entry of Deferred Fees.** The amount of the Annual Retainer that is deferred shall be credited as a book entry to an Account in the name of the Nonemployee Director not later than the date such amount would otherwise be payable to the Nonemployee Director.

(d) **Vesting.**

(1) **Interest Account.** A Nonemployee Director's Interest Account shall be fully vested at all times. Each Interest Account shall be the record of the cash amounts of the Annual Retainer deferred by the Nonemployee Director, together with interest thereon, is maintained solely for accounting purposes, and shall not require a segregation of any Company assets.

(2) **Deferred Stock Units.** A Nonemployee Director's Deferred Stock Unit Account shall be fully vested at all times.

(e) **Deferred Stock Units.**

(1) **Number.** The number of Deferred Stock Units to be granted in connection with an election pursuant to Section 11(a) shall equal the portion of the Annual Retainer being deferred into Stock Units divided by the Fair Market Value on the scheduled payment date of the amount deferred or, in the case of the stock portion of the Annual Retainer, the Stock Payment Date.

(2) **Deferred Stock Unit Account.** A Deferred Stock Unit Account shall be established and maintained by the Company for each Nonemployee Director who elects to defer the Director's Annual Retainer in the form of Deferred Stock Units under the Plan. As the value of each Deferred Stock Unit changes pursuant to Section 11(e), the Nonemployee Director's Deferred Stock Unit Account shall be adjusted accordingly. Each Deferred Stock Unit Account shall be the record of the Deferred Stock Units acquired by the Nonemployee Director on each applicable acquisition date, is maintained solely for accounting purposes, and shall not require a segregation of any Company assets.

(3) **Value.** Each Deferred Stock Unit shall have an initial value that is equal to the Fair Market Value determined in accordance with Section 11(e)(1). Subsequent to such date of acquisition, the value of each Deferred Stock Unit shall change in direct relationship to changes in the value of a share of Stock as determined pursuant to a Valuation.

(4) **Dividend Equivalents.** In the event the Company pays dividends on the Stock, dividend equivalents shall be earned on Deferred Stock Units acquired under the Plan. Such dividend equivalents shall be converted into an equivalent amount of Deferred Stock Units based upon the Valuation of a Deferred Stock Unit on the date the dividend equivalents are converted into Deferred Stock Units. The converted Deferred Stock Units will be fully vested upon conversion.

(5) **Amount of Payout.** Subject to Section 11(f)(2), the payout of the amount in the Nonemployee Director's Deferred Stock Unit Account shall be made in a lump sum in Stock. The number of shares of Stock to be so distributed to the Nonemployee Director shall equal the number of Stock Units then in the Director's Deferred Stock Unit Account.

(f) **Distribution.**

(1) Upon the first business day of the month coincident with or next following the end of the Deferral Period (or as soon as administratively feasible thereafter), the Nonemployee Director shall receive a cash lump sum distribution equal to any balance of the Deferred Annual Retainer allocated to the Director's Interest Account, as calculated on the Valuation Date, plus a distribution in shares of Stock equal to the value of the balance of the Deferred Annual Retainer allocated to the Director's Deferred Stock Unit Account, based on the Fair Market Value on the Valuation Date.

(2) In the event the Nonemployee Director elected in his Deferral Agreement to receive the distribution from the Director's Deferred Stock Unit Account in the form of three annual installments, the first such installment will be paid on the first business day of the month coincident with or next following the end of the Deferral Period (or as soon as administratively feasible thereafter) and the remaining two payments will be paid on the first and second anniversaries of the first installment payment date, respectively. The amount of each installment payment, including the number of shares to be distributed with respect to the Deferred Stock Unit Account, shall be frozen as of the date of distribution of the first installment payment, so that the Nonemployee Director's balance in the Director's Account shall not be subject to increase or decrease.

(g)   **Death.** If a Nonemployee Director dies prior to receiving the total amount of the Director's Account, the unpaid portion of the Director's Account shall be paid to the Nonemployee Director's Beneficiary upon the first business day of the month coincident with or next following the Nonemployee Director's death (or as soon as administratively feasible thereafter). If the Committee is in doubt as to the right of any person to receive any amount, the Committee may retain such amount, without liability for any interest thereon, until the rights thereto are determined, or the Committee may pay such amount into any court of appropriate jurisdiction, and such payment shall be a complete discharge of the liability of the Plan, the Committee and the Company therefor.

(h)   **No Transfer of Deferred Annual Retainer.** A Nonemployee Director shall have no right to transfer all or any portion of the Director's Deferred Annual Retainer between the Interest Account and the Deferred Stock Unit Account.

(i)   **Employee Directors.** If a Nonemployee Director becomes an employee of the Company, he or she may not make any future deferrals under the Plan and the Nonemployee Director's Deferral Agreement shall terminate. Amounts already deferred under the Plan shall continue to be deferred until such employee incurs a "separation of service" within the meaning of Section 409A of the Code. Notwithstanding the foregoing, if such employee is a Key Employee, payment of amounts deferred hereunder shall be delayed in accordance with the requirements of Section 409A of the Code until the day immediately following the six month anniversary of such employee's "separation from service."

(j)   **Cessation of Future Deferrals.** The Board may direct at any time that Nonemployee Directors shall no longer be permitted to make future deferrals of Annual Retainer Fees under the Plan.

(k)   **Rights of Nonemployee Directors; No Funding Obligation.** Nothing contained in the Plan and no action taken pursuant to the Plan shall create or be construed to create a trust of any kind, or a fiduciary relationship, among the Company and any Nonemployee Director or the Director's Beneficiary, or any other persons. Funds allocated to a Deferred Stock Unit Account or an Interest Account established by the Company in connection with the Plan shall continue to be a part of the general funds of the Company, and no individual or entity other than the Company shall have any interest in such funds until paid to a Nonemployee Director or the Director's Beneficiary. If and to the extent that any Nonemployee Director or the Director's executor, administrator, or other personal representative or Beneficiary, as the case may be, acquires a right to receive any payment from the Company pursuant to the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. The Company may, in its sole discretion, establish a "rabbi trust" to pay amounts payable hereunder. If the Company decides to establish any accrued reserve on its books against the future expense of benefits payable hereunder, or if the Company establishes a rabbi trust under the Plan, such reserve or trust shall not under any circumstances be deemed to be an asset of the Plan.

12. *General Provisions.*

(a)   **Plan Provisions Control.** A Participant shall not be entitled to, and the Company shall not be obligated to pay to such Participant, the whole or any part of the amounts deferred under the Plan, except as provided in the Plan.

(b)   **Compliance with Legal Requirements.** The Plan and the granting and exercising of Awards, and the other obligations of the Company under the Plan and any Award Agreement or other agreement shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Stock under any Award as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Stock in compliance with applicable laws, rules and regulations.

(c)   **Nontransferability.** No Award shall be Transferred by the Participant otherwise than by will or by the laws of descent and distribution. All Options and SARs shall be exercisable, during the Participant's lifetime, only by the Participant. No Award shall, except as otherwise specifically provided by law or herein, be Transferred in any manner, and any attempt to Transfer any such Award shall be void, and no such Award shall in any manner be used for the payment of, subject to, or otherwise encumbered by or hypothecated for the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such Award, nor shall it be subject to attachment or legal process for or against such person. Notwithstanding the foregoing, the Committee may determine at the time of grant or thereafter, that an Award (other than an Incentive Stock Option) that is otherwise not Transferable pursuant to this Section 12(c) is Transferable to a "family member" (as such term is defined in Form S-8 of the Securities Act of 1933) in whole or part and in such circumstances, and under such conditions, as specified by the Committee.

(d)   **No Right to Continued Employment.** Nothing in the Plan or in any Award granted or any Award Agreement or other agreement entered into pursuant hereto shall confer upon any Participant the right to continue in the employ of the Company or to be entitled to any remuneration or benefits not set forth in the Plan or such Award Agreement or other agreement or to interfere with or limit in any way the right of the Company to terminate such Participant's employment.

(e)   **Withholding Taxes.** Where a Participant or other person is entitled to receive shares of Stock pursuant to the exercise of an Option or is otherwise entitled to receive shares of Stock or cash pursuant to an Award hereunder, the Company shall have the right to require the Participant or such other person to pay to the Company the amount of any taxes which the Company may be required to withhold before delivery to such Participant or other person of cash or a certificate or certificates representing such shares, or otherwise upon the grant, vesting, exercise or disposition of shares pursuant to an Option or Award.

Unless otherwise prohibited by the Committee or by applicable law, a Participant may satisfy any such withholding tax obligation by any of the following methods, or by a combination of such methods: (a) tendering a cash payment; (b) authorizing the Company to withhold from the shares of Stock or cash otherwise payable to such Participant (1) one or more of such shares having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation as calculated by the Company or (2) cash in an amount less than or equal to the amount of the total withholding tax obligation; or (c) delivering to the Company previously acquired shares of Stock (none of which shares may be subject to any claim, lien, security interest, community property right or other right of spouses or present or former family members, pledge, option, voting agreement or other restriction or encumbrance of any nature whatsoever) having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation. A Participant's election to pay the Participant's withholding tax obligation (in whole or in part) by the method described in (b)(1) above is irrevocable once it is made. Notwithstanding the forgoing, (i) each Participant shall be subject to the withholding provisions set forth in the Award Agreement governing the Award and (ii) for any Participant who is subject to Section 16 of the Securities Exchange Act of 1934 as of the date that income taxes are recognized with respect to an Award, all withholding taxes shall be satisfied by the Company withholding a number of shares having an aggregate Fair Market Value, determined as of the date the withholding tax obligation arises, equal to the minimum statutory withholding amount that applies to the Participant, rounded up to the nearest whole share ("Net Settlement"). The Net Settlement mechanism described in this Section 12(e) was approved by the Committee prior to the date of grant.

(f)   **Amendment and Termination of the Plan.** Notwithstanding any other provision of the Plan, the Board or the Committee may at any time and from time to time alter, amend, suspend, or terminate the Plan in whole or in part; provided that, no amendment which requires shareholder approval under applicable New York law or in order for the Plan to continue to comply with Rule 16b-3, or applicable stock exchange requirements shall be effective unless the same shall be approved by the requisite vote of the shareholders of the Company. Notwithstanding the foregoing, no amendment shall affect adversely any of the rights of any Participant, without such Participant's consent, under any Award theretofore granted under the Plan. Notwithstanding any other provision of the Plan to the contrary, unless such action is approved by the shareholders of the Company, (i) the terms of outstanding Options and SARs shall not be amended to reduce the exercise price thereof and (ii) outstanding Options and SARs shall not be replaced or canceled (where prior to the replacement, reduction or cancellation the exercise price equals or exceeds the fair market value of the shares of Stock underlying such Awards) in exchange for cash, other Awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs, in each case, other than adjustments or substitutions in accordance with Section 5.

The power to grant Options under the Plan will automatically terminate ten years after the earlier of the Effective Date (which is the date of adoption of the Plan, as amended and restated, by the Board) and the approval of the Plan by the shareholders, but Awards granted prior to such date may, and the Committee's authority to administer the terms of such Awards shall, extend beyond that date.

Notwithstanding anything herein to the contrary, the Board or the Committee may amend the Plan or any Award granted hereunder at any time without a Participant's consent to comply with Section 409A of the Code or any other applicable law.

(g)   **Section 409A of the Code.** Although the Company does not guarantee the particular tax treatment of an Award granted under the Plan, Awards made under the Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and the Plan and any Award agreement hereunder shall be limited, construed and interpreted in accordance with such intent. In no event whatsoever shall the Company or any of its affiliates be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code. Notwithstanding anything herein or in any Award Agreement to the contrary, in the event that a Participant is a "specified employee" within the meaning of Section 409A of the Code as of the date of such Participant's separation from service (as determined pursuant to Section 409A of the Code and any procedure set by the Company), any Awards subject to Section 409A of the Code payable to such Participant as a result of separation from service shall be paid on the first business day following the six (6) month anniversary of the date of the Participant's separation from service, or, if earlier, the date of the Participant's death.

(h)   **Change in Control.** Except as provided in the applicable Award Agreement, in the event that (a) a Change in Control occurs and (b) either (x) an outstanding Award is not assumed or substituted in connection therewith or (y) an outstanding Award is assumed or substituted in connection therewith and a Participant other than a Nonemployee Director incurs a Termination by the Company, its successor or an affiliate thereof without Cause, or by the Participant for Good Reason, in either case on or after the effective date of the Change in Control but prior to twenty-four (24) months following the Change in Control, then:

    (1)   any unvested or unexercisable portion of any Award carrying a right to exercise shall become fully vested and exercisable; and

    (2)   the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan shall lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be achieved at the greater of target or actual performance levels.

For purposes of this Section 12(h), an outstanding Award shall be considered to be assumed or substituted for if, following the Change in Control, the Award remains subject to the same terms and conditions that were applicable to the Award immediately prior to the Change in Control (other than performance conditions, which may be appropriately adjusted or waived) except that, if the Award related to shares of Stock, the Award instead confers the right to receive common stock of the acquiring entity (or such other security or entity as may be determined by the Committee, in its sole discretion, pursuant to Section 5 hereof).

Upon a Change in Control, the Committee, in its sole discretion, may provide for the purchase of any Awards (whether or not then vested) by the Company (or the cancellation and extinguishment thereof with payment pursuant to the terms of a merger agreement entered into by the Company) for an amount of cash equal to the Change in Control Price for each share of Stock underlying an Award, or in the case of an Option, SAR or Other Stock-Based Award that is an appreciation Award, an amount of cash equal to the excess of the Change in Control Price (as defined below) of the shares of Stock covered by such Awards, over the aggregate exercise price of such Awards, or provide for cancellation of an Option, SAR or Other Stock-Based Award that is an appreciation Award without payment if the Change in Control Price is less than the exercise price or base price of such Awards. "Change in Control Price" shall mean the highest price per share of Stock paid in any transaction related to a Change in Control of the Company.

(i) **Participant Rights.** No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment for Participants. Except as provided specifically herein, a Participant or a transferee of an Award shall have no rights as a shareholder with respect to any shares covered by any Award until the date of the issuance of the shares of Stock to the Participant.

(j) **Unfunded Status of Awards.** The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(k) **No Fractional Shares.** Except with respect to fractional shares resulting from any adjustment in Awards pursuant to Section 5, no fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award.

(l) **Legend.** The Committee may require each person purchasing shares pursuant to an Option or other Award under the Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof. In addition to any legend required by the Plan, the shares of Stock in uncertificated form may be subject to any legend which the Committee deems appropriate to reflect any restrictions on Transfer.

All issuances for shares of Stock (which may be in uncertificated form) under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Stock is then listed or any national securities association system upon whose system the Stock is then quoted, any applicable Federal or state securities law, and any applicable corporate law.

(m) **Other Plans.** Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

(n) **Listing and Other Conditions.**

(1) As long as the Stock is listed on a national securities exchange or system sponsored by a national securities association, the issue of any shares of Stock pursuant to an Option or other Award shall be conditioned upon such shares being listed on such exchange or system. The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option or other Award with respect to such shares shall be suspended until such listing has been effected.

(2) If at any time counsel to the Company shall be of the opinion that any sale or delivery of shares of Stock pursuant to an Option or other Award is or may in the circumstances be unlawful, result in the violation of any regulations of any governmental authority or any national securities exchange, or result in the imposition of excise taxes under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act of 1933, as amended, or otherwise with respect to shares of Stock or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful, will not result in the violation of any regulations of any governmental authority or any national securities exchange, or will not result in the imposition of excise taxes.

(3) Upon termination of any period of suspension under this Section, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Option.

(o)   **Governing Law.** The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

(p)   **Effective Date.** The Initial Plan was originally adopted by the Board in its resolution adopting the Initial Plan on March 31, 2007 and was thereafter approved by the shareholders of the Company on May 30, 2007. The Plan was thereafter amended and restated effectively as of May 19, 2010 and May 21, 2014. The Plan was thereafter amended as of March 22, 2017. The Board subsequently approved this amendment and restatement of the Plan in the form set forth herein (the "Amended and Restated Plan") as of March 22, 2023, subject to the requisite approval of the shareholders of the Company at Foot Locker's 2023 annual shareholders' meeting to be held on May 17, 2023. If the Amended and Restated Plan is not so approved by the shareholders, all provisions of the Plan in effect prior to the Effective Date shall remain effective.

(q)   **Death.** The Committee may in its sole discretion require the transferee of a Participant to supply it with written notice of the Participant's death or Disability and to supply it with a copy of the will (in the case of the Participant's death) or such other evidence as the Committee deems necessary to establish the validity of the Transfer of an Option. The Committee may also require that the agreement of the transferee to be bound by all of the terms and conditions of the Plan.

(r)   **Interpretation.** The Plan is designed and intended to comply with Rule 16b-3 promulgated under the Exchange Act, and all provisions hereof shall be construed in a manner to so comply.

(s)   **Severability of Provisions.** If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

(t)   **Headings and Captions.** The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.



EXHIBIT A

PERFORMANCE GOALS

1. "Performance Goals" under the Plan may be based on criteria selected by the Committee in its sole discretion, including, without limitation, one or more of the following criteria with respect to Foot Locker (or a subsidiary, division, or other operational unit of Foot Locker):

(a)   earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items);

(b)   pre-tax income or after-tax income;

(c)   revenue, revenue growth or rate of revenue growth;

(d)   earnings per share (basic or diluted);

(e)   operating expenses;

(f)   cumulative earnings per share growth;

(g)   operating margin or profit margin;

(h)   return on capital, return on investment, return on assets (gross or net), or return on equity;

(i)   returns on sales or revenues;

(j)   stock price appreciation;

(k)   stock price or total shareholder return;

(l)   cost targets, reductions and savings, productivity and efficiencies;

(m)   cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital;

(n)   the achievement of a certain level of, reduction of, or other specified objectives with regard to limiting the level of increase in, all or a portion of, bank debt or other long-term or short-term public or private debt or other similar financial obligations, if any, which may be calculated net of such cash balances and/or other offsets and adjustments as may be established by the Committee;

(o)   implementation or completion of critical projects or processes;

(p)   strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation and information technology goals, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons;

(q)   personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions;

(r)   environmental, social, and governance (ESG) related measurements;

(s)   promotion of diversity, equity, and inclusion in the workplace and related measurements; and

(t)   any combination of, or a specified increase in, any of the foregoing.

2. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or any affiliate thereof, or a division or strategic business unit of the Company or any affiliate thereof, or may be applied to the performance of Foot Locker relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). The Committee shall have the authority to make equitable adjustments to the Performance Goals as may be determined by the Committee, in its sole discretion.

3.   Performance goals may also be based upon individual Participant performance goals, as determined by the Committee, in its sole discretion.

4.   In addition, such Performance Goals may be based upon the attainment of specified levels of Company (or subsidiary, division, other operational unit or administrative department of the Company) performance under one or more of the measures described above relative to the performance of other corporations. The Committee may:

(a)   designate additional business criteria on which the performance goals may be based; or

(b)   adjust, modify, or amend the aforementioned business criteria.



APPENDIX B

2023 FOOT LOCKER EMPLOYEE STOCK PURCHASE PLAN
Effective June 1, 2023

1. *Purpose.*

This Foot Locker Employee Stock Purchase Plan (this "**Plan**"), as amended from time to time, is designed to provide to Eligible Employees (as defined below) of Foot Locker, Inc. (the "**Company**"), a New York corporation, and its successors and assigns by merger, consolidation, purchase, or otherwise, and its Participating Subsidiaries (as defined below) the opportunity to purchase shares of the Company's common stock ("**Shares**") at a favorable price by means of payroll deductions. This Plan is intended to encourage the ownership of Shares by Eligible Employees who become Participants (as defined below) in the Plan, thereby enhancing interest in the continued success of the Company and its subsidiaries and encouraging the employees to remain in the employ of the Company or its subsidiaries.

Under the Plan, the Company is offering 3,000,000 Shares, in the aggregate, subject to adjustment as provided in Section 18 hereof, for purchase by Eligible Employees. These Shares may be authorized and unissued Shares, or issued Shares held in, or hereafter acquired for, the treasury of the Company.

It is intended that the Plan shall qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986 (the "**Code**"), as amended, and all provisions hereof shall be construed in a manner to so comply.

2. *Definitions.*

The following terms, as used herein, shall have the following meanings:

(a) "**Board**" shall mean the Board of Directors of the Company.

(b) "**Committee**" shall mean the Human Capital and Compensation Committee of the Board, or a subcommittee thereof.

(c) "**Compensation**" shall mean the fixed salary or base hourly wage paid by the Company or a Participating Subsidiary, as applicable, to an Eligible Employee as reported by the Company (or by a Participating Subsidiary) to the United States government (or other applicable government) for income tax purposes, including any contributions made under an employee benefit plan pursuant to Sections 125, 401(k), and 132(f) of the Code (or their respective successor Code Sections), but excluding items such as commissions, bonuses, fees, overtime pay, severance pay, expenses, stock option or other equity incentive income, or other special emolument or any credit or benefit under any employee plan maintained by the Company.

(d) "**Eligible Employee**" shall mean an employee who meets the eligibility requirements set forth in Section 3 of the Plan. An individual classified by the Company or a Participating Subsidiary at the time services are provided as either an independent contractor, or an individual who is not classified as an employee due to an employer's treatment of any services provided by him as being provided by another entity which is providing such individual's services to the employer, shall not be eligible to participate in the Plan during the period the individual is so initially classified, even if such individual is later retroactively reclassified as an employee during all or any part of such period pursuant to applicable law or otherwise.

(e) "**Enrollment Form**" shall mean a payroll deduction authorization in the form and pursuant to the written instructions, or any electronic election method, prescribed from time to time by the Committee.

(f) "**Exercise Date**" shall mean the last trading day of each Offering Period, unless otherwise determined by the Committee.

(g) "**Fair Market Value**" shall mean, as of a particular date, the closing sale price of a Share as reported on such date, or if there is no trading on such date, on the prior date on which there was a sale of Shares reported on the New York Stock Exchange or such other national exchange on which the Shares are admitted for trading.

(h) "**Full-time Employee**" shall mean, for purposes of the Plan, any common-law employee whose customary employment with the Company or any Participating Subsidiary is not less than 20 hours per week for not less than five months during any calendar year.

(i) "**Offering Date**" shall mean the first trading day of each Offering Period, unless otherwise determined by the Committee.

(j) "**Offering Period**" shall mean the Plan Half-Year beginning on an Offering Date and ending on the next succeeding Exercise Date, or such other period as determined by the Committee. As used herein, the term "Offering Period" shall refer to all Offering Periods under the Plan as the context requires.

(k)   "**Option Price**" shall mean the price at which Shares will be purchased under the Plan, which shall be 85% of the Fair Market Value of a Share on the Offering Date or the Exercise Date, whichever is less.

(l)   "**Participant**" shall mean an Eligible Employee who participates in the Plan.

(m)   "**Participating Subsidiary**" shall mean any subsidiary of the Company substantially all of whose operations are conducted within the United States, except to the extent specifically excluded by the Committee, and any other subsidiary of the Company that is specifically designated by the Committee to participate in the Plan.

(n)   "**Plan Half-Year**" shall mean each six (6) month period during the term of the Plan, commencing on June 1, 2023.

3. *Eligibility*.

(a)   Each Full-time Employee of the Company or any Participating Subsidiary who has continuously been a Full-time Employee of the Company or any Participating Subsidiary of the Company for at least three months shall be eligible to participate in the Plan as of the Offering Date following the completion of three months of employment with the Company or a Participating Subsidiary.

(b)   Employment by another firm prior to the time it is acquired by, or merges with, the Company or any Participating Subsidiary shall not be considered in determining any person's Compensation or length of employment by the Company or any Participating Subsidiary, unless otherwise determined by the Committee in its sole discretion.

4. *Participation.*

(a)   An Eligible Employee may elect to participate in the Plan by properly completing and submitting an Enrollment Form (in the manner described in Section 4(b)) at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Committee) and in accordance with enrollment procedures established by the Committee. Participation in the Plan is entirely voluntary.

(b)   The Enrollment Form shall (i) state a whole percentage to be deducted from an Eligible Employee's Compensation per pay period during an Offering Period, (ii) state a flat dollar amount or whole percentage to be deducted from any annual bonus amount earned and included in any pay period during the Offering Period and (iii) authorize the purchase of Shares in each Offering Period in accordance with the terms of the Plan. An employee who does not enroll in an offering in accordance with these procedures shall be deemed to have waived participation in such offering.

(c)   The deduction rate selected in the Enrollment Form shall remain in effect for subsequent offerings unless the Participant (i) submits a new Enrollment Form authorizing a new level of payroll deductions in accordance with Section 6, (ii) withdraws from the Plan in accordance with Section 7, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.

(d)   The Committee may specify that Enrollment Forms to be submitted to the Company pursuant to this Section 4 or Section 6 are to be submitted electronically or via email or any other means of electronic delivery specified by the Committee.

(e)   Notwithstanding the foregoing, participation in the Plan shall neither be permitted nor denied contrary to the requirements of the Code.

5. *Payroll Deductions.*

Each Eligible Employee may, by submitting an Enrollment Form as described in Section 4(b), authorize payroll deductions, in whole percentages, at a minimum of 1% up to a maximum of 10% of such employee's Compensation as in effect at the start of such Offering Period, and with respect to a flat dollar amount or whole percentage as applied to any annual bonus earned and included during a payroll period during the Offering Period. Payroll deductions shall commence on the first payroll date following the Offering Date and end on the last payroll date on or before the last day of the Offering Period. Payroll deductions shall be made in accordance with the Eligible Employee's election; however, due to rounding or other administrative reasons, the actual percentage contributed may be less than the elected percentage. The Company shall maintain notional book accounts showing the amount of payroll deductions made by each Participant for each Offering Period, but the Company will not hold payroll deductions in a trust or in any segregated account, unless otherwise determined by the Committee or required by applicable law. No interest shall accrue or be paid on payroll deductions, except as may be required by applicable law. If payroll deductions for purposes of the Plan are prohibited or otherwise problematic under applicable law (as determined by the Committee in its discretion), the Committee may require Participants to contribute to the Plan by such other means as determined by the Committee. Any reference to "payroll deductions" in this Section 5 (or in any other section of the Plan) shall similarly cover contributions by other means made pursuant to this Section 5.

6. *Changes in Payroll Deductions.*

Except as may be determined by the Committee in advance of an Offering Period, a Participant may not increase or decrease his or her payroll deduction during any Offering Period, but may increase or decrease his or her payroll deduction with respect to the next Offering Period (subject to the limitations of Section 5) by filing a new Enrollment Form at least 15 business days before the next Offering Date (or by such other deadline as shall be established by the Committee for the Offering Period). The Committee may, in advance of any Offering Period, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction during an Offering Period.

7. *Withdrawal from the Plan.*

Except as otherwise provided in this Section 7, a Participant may, at any time, elect to terminate his or her participation in the Plan and withdraw all amounts standing to his or her credit under the Plan. Such termination and withdrawal shall be affected by submitting a withdrawal notice in the form and pursuant to the written instructions prescribed, from time to time, by the Committee. A withdrawal notice shall take effect as soon as it is processed by the Company. No partial withdrawals of amounts credited to a Participant under the Plan shall be made. A Participant who terminates his or her participation in the Plan may reenter the Plan (subject to any restrictions imposed by Section 16(b) of the Securities Exchange Act of 1934, as amended (the "**1934 Act**")) and again become a Participant by submitting a new Enrollment Form (provided he or she is an Eligible Employee at the time of the submission), but may reenter the Plan only for the succeeding Plan Half-Year.

8. *Grant of Option.*

On each Offering Date, the Company shall grant to each Participant in the Plan an option (the "**Option**") to purchase, on the Exercise Date and at the Option Price, the lesser of (a) a number of Shares determined by dividing such Participant's accumulated payroll deductions on such Exercise Date by the Option Price, (b) 2,500 Shares or (c) such other lesser maximum number of Shares as shall have been established by the Committee in advance of the Offering Period (in each case subject to adjustment pursuant to Section 18); provided, however, that such Option shall be subject to the limitations set forth below. Each Participant's Option shall be exercisable only to the extent of such Participant's accumulated payroll deductions on the Exercise Date.

Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any "parent corporation" or "subsidiary corporation" defined under Section 424 of the Code. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all shares which the Participant has a contractual right to purchase shall be treated as shares owned by the Participant. In addition, no Participant may be granted an Option which permits the Participant's rights to purchase Shares under the Plan, and any other employee stock purchase plan (described in Section 423 of the Code) of the Company and its "parent corporations" or "subsidiary corporations," to accrue at a rate which exceeds $25,000 of the Fair Market Value of such Shares (determined on the Offering Date(s)) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9. *Purchase of Shares.*

(a)   Each Eligible Employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole Shares reserved for the purpose of the Plan as the Participant's accumulated payroll deductions on such date shall purchase at the Option Price, subject to any other limitations contained in the Plan. Unless otherwise determined by the Committee in advance of an Offering Period, any amount remaining in a Participant's account after the purchase of Shares on an Exercise Date of an Offering Period solely by reason of the inability to purchase a fractional Share shall be carried forward to the next Offering Period; any other balance remaining in a Participant's account at the end of an Offering Period shall be refunded to the Participant promptly.

(b)   The Committee reserves the right to designate a registered broker-dealer to open and maintain a separate account for each Participant, in which the Shares purchased by such Participant pursuant to the Plan will be held. The Committee reserves the right to make and/or change such designation of a broker-dealer at any time without prior notice to Participants. Should the Committee elect to designate a broker-dealer, the Committee shall recognize each Participant's ownership of Shares through uncertificated book entry or another similar method. In such case, such uncertificated Shares shall be credited to a book entry account maintained by the designated broker-dealer on behalf of the Participant. The Committee may adopt such policies and procedures for the Plan as it determines is appropriate, including policies and procedures regarding the transfer of Shares from a Participant's account maintained by the broker-dealer before those Shares have been held for the requisite period necessary to avoid a disqualifying disposition of such Shares under the U.S. federal tax laws.

(c)   Shares to be delivered to a Participant under the Plan shall be registered solely in the name of the Participant.

10. *Shareholder Rights.*

None of the rights and privileges of a shareholder of the Company shall exist with respect to any person who is an Eligible Employee or a Participant under the Plan until that person purchases one or more Shares under the Plan and the Shares have been issued.

11. *Retirement, Death, or Other Termination of Employment.*

If a Participant retires, dies, terminates his or her employment for any other reason, fails to continue to be a Full-time Employee, or the Participating Subsidiary which employs the Participant ceases to be a Participating Subsidiary, no payroll or other deduction shall be taken from any pay or other amount due and owing to the Participant from and after the effective date of the event, and (i) any Option previously granted to the Participant and the Participant's rights under the Plan shall cease and (ii) the balance in the Participant's Plan account shall be paid to the Participant (or, if the Participant dies, to his or her estate) as soon as practicable following the date of death or effective date of such other event.

12. *Rights and Options Not Transferable or Assignable.*

Rights and Options granted under the Plan are not transferable or assignable by an Eligible Employee or Participant (other than by will or by the laws of descent or distribution), and these rights may be availed of, and Options may be exercised only by, an Eligible Employee or Participant in accordance with the terms of the Plan.

13. *Application of Funds.*

All funds received or held by the Company under the Plan may be used for the Company's general corporate purposes, and the Company shall not be obligated to segregate such payroll deductions.

14. *Amendment, Modification, Suspension, or Discontinuance of the Plan.*

The Board or the Committee may, from time to time, amend, modify, suspend, or discontinue the Plan at any time; provided, however, that no such amendment or modification shall (a) increase the number of Shares to be offered under the Plan (other than as provided in Section 18), or (b) decrease the Option Price per Share, without the approval by the requisite vote of the shareholders of the Company. Notwithstanding the foregoing, if shareholder approval of an amendment or modification is required to comply with Section 423 of the Code or to comply with any applicable law, regulation or stock exchange rule, such amendment or modification shall not be effective unless approved by the requisite vote of the shareholders of the Company.

15. *Commencement of the Plan.*

The Plan shall commence on June 1, 2023, which date shall be the first Offering Date under the Plan, subject, however, to the approval of the Plan by the shareholders of the Company at its annual meeting in 2023. If the Plan is not so approved, the Plan shall not become effective.

16. *Termination of Plan.*

(a)   The Board or the Committee may terminate the Plan at any time. Notice of termination shall be given to Participants, but any failure to give notice shall not impair the effectiveness of the termination.

(b)   No Options shall be granted under the Plan, and the Plan will automatically terminate, immediately after (a) May 31, 2033, or (b) the date that all of the Shares offered under the Plan have been purchased by Participants in the Plan, whichever date is earlier. If, at any time, Shares remain available for purchase under the Plan but not in sufficient number to satisfy all Participants' Options on an Offering Date, the Committee may determine an equitable basis of apportioning available Shares among the Participants in compliance with Section 423(b)(5) of the Code.

(c)   Upon termination of the Plan, the amount standing to the credit of each Participant in his or her Plan account shall be paid to the Participant as soon as practicable following the termination.

17. *The Committee.*

(a)   The Plan shall be administered by the Committee, which shall be intended to consist of not less than three members who are "non-employee directors," as that term is defined in Rule 16b-3(b)(3) under the l934 Act. The Board may, from time to time, remove members from, or add members to, the Committee. Vacancies on the Committee shall be filled by the Board. Notwithstanding the foregoing, if and to the extent that no committee exists which has the authority to administer the Plan, the functions of the Committee shall be exercised by the Board. If for any reason the appointed Committee does not meet the requirements of Rule 16b-3(b)(3), such noncompliance with the requirements of Rule 16b-3(b)(3) shall not affect the validity of the awards, grants, interpretations, or other actions of the Committee.

(b)   The Committee is vested with full authority to make, administer, and interpret such equitable rules and regulations regarding the Plan as it may deem advisable. The Committee may adopt special guidelines and provisions regarding persons who reside in, or are subject to the laws of, any jurisdiction outside of the United States to comply with applicable tax and securities laws. The Committee's determination as to the interpretation and operation of the Plan, or any Option granted under it, shall be final, conclusive, and binding, unless otherwise determined by the Board. No member of the Board or the Committee shall be liable for any action or determination made in good faith by such member with respect to the Plan or any Option granted under it.

(c)   The Committee may act by a majority vote at a meeting of the Committee or by a document signed by all of the members of the Committee.

(d)   The Committee may employ such legal counsel, consultants, brokers, and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant, broker, or agent. The Committee may, in its sole discretion, designate a broker-dealer to maintain Participant accounts under the Plan, designate an agent to administer the Plan, purchase and sell Shares in accordance with the Plan, keep records, send statements of account to employees and to perform other duties relating to the Plan, as the Committee may request from time to time. If an agent is so designated, the agent may also serve as custodian for purposes of the Plan and, unless otherwise requested by the Participant, Shares purchased under the Plan shall be held by and in the name of, or in the name of a nominee of, the custodian for the benefit of each Participant, who shall thereafter be a beneficial shareholder of the Company. The Committee may adopt, amend or repeal any guidelines or requirements necessary for the custody and delivery of the Shares, including, without limitation, guidelines regarding the imposition of reasonable fees in certain circumstances.

(e)   The Committee, its members and any person designated pursuant to Section 17(d) shall not be liable for any action or determination made in good faith with respect to this Plan. To the maximum extent permitted by applicable law, no current or former officer of the Company or current or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Award granted hereunder. To the maximum extent permitted by applicable law and the Certificate of Incorporation and By-laws of the Company and to the extent not covered by insurance, each current or former officer and each current or former member of the Committee or of the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Company) or liability (including any sum paid in settlement of a claim with the approval of the Company), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the Plan, except to the extent arising out of such officer's, member's or former member's own fraud or bad faith. Such indemnification shall be in addition to any rights of indemnification the current and former officers and current and former members of the Committee and of the Board may have under applicable law or under the Certificate of Incorporation or By-laws of the Company or subsidiary. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual regarding Awards granted to him or her under this Plan.

18. *Adjustments in Cases of Changes Affecting the Company's Common Stock.*

In the event that (i) there is any change in the capital structure or business of the Company by reason of any stock dividend or distribution, stock split or reverse stock split, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of Shares, distribution with respect to its outstanding Shares, reclassification of its capital stock, or any similar change affecting the Company's capital structure, and (ii) the Committee determines an adjustment is appropriate under the Plan, then the aggregate number of Shares which thereafter may be issued under this Plan, the Option Price thereof, and such other provision of the Plan, shall be appropriately adjusted consistent with such change in such manner as the Committee may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan or as otherwise necessary to reflect the change, and any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and employees and their respective heirs, executors, administrators, successors and assigns.

19. *Company's Payment of Expenses Related to the Plan.*

The Company shall bear all of the costs associated with the establishment and administration of the Plan.

20. *Government Regulations.*

The Company's obligations to sell and deliver Shares under the Plan are subject to the approval of any governmental or other authority required in connection with the authorization, issuance, or sale of such Shares. The Plan is a tax-conditioned plan under Section 16(b) of the 1934 Act and to the extent required, the Plan is intended to comply with Rule 16b-3 under the 1934 Act, and the Committee shall interpret and administer the provisions of the Plan in a manner consistent therewith. Any provisions inconsistent with Rule 16b-3 shall be inoperative and shall not affect the validity of the Plan.

21. *Governing Law.*

The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

22. *Withholding of Taxes.*

(a)   If a Participant makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any Share issued to such Participant hereunder, and such disposition occurs within the two-year period commencing on the day of the Offering Date or within the one-year period commencing on the day of the Exercise Date, such Participant shall, within ten (10) days of such disposition, notify the Company thereof and, thereafter, immediately deliver to the Company any amount of federal, state or local income taxes and other amounts which the Company informs the Participant the Company is required to withhold.

(b)   Notwithstanding anything herein to the contrary, the Company or the Participating Subsidiary, as the case may be, shall have the right to make such provisions as it deems necessary to satisfy any obligations to withhold federal, state, or local income taxes or other taxes incurred by reason of the issuance of Shares pursuant to the Plan. Notwithstanding anything herein to the contrary, the Company or the Participating Subsidiary may require a Participant to remit an amount equal to the required withholding amount.

23. *No Employment Rights.*

The establishment and operation of this Plan shall not confer any legal rights upon any Participant or other person for a continuation of employment, nor shall it interfere with the rights of the Company or any Participating Subsidiary to discharge any employee and to treat him or her without regard to the effect which that treatment might have upon him or her as a Participant or potential Participant under the Plan.

24. *Severability of Provisions.*

If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provision had not been included.

25. *Electronic Elections, Exercises, and Transactions.*

Any election, exercise, or other transaction hereunder that is required to be made in writing may, to the extent determined by the Committee, be made, delivered, and accepted electronically.

Diversity and Inclusion

We are committed to diversity and inclusion and the constructive expression of differing ideas.

WE ASPIRE TO BE A GREAT PLACE TO WORK BY CULTIVATING A CULTURE THAT PROMOTES DIVERSITY AND INCLUSION. CELEBRATING DIFFERENT PERSPECTIVES, BACKGROUNDS, AND EXPERIENCES HELPS TEAM MEMBERS FEEL VALUED AND MORE ENGAGED. DIVERSITY AND INCLUSION ARE STRATEGIC BUSINESS DRIVERS FOR FOOT LOCKER, INC. BECAUSE OUR PEOPLE ARE AT THE HEART OF EXECUTING OUR STRATEGY AND DIVERSITY AND INCLUSION HAVE PROVEN TO BE IMPORTANT ASSETS IN MAKING BETTER STRATEGIC DECISIONS.

LACING UP FOR THE
FUTURE

Foot Locker, Inc.

footlocker.com/corp

